As filed with the Securities and Exchange Commission on March 22, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SEVEN NETWORKS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	94-3363846
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

901 Marshall Street

Redwood City, CA 94063

(650) 381-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bill Nguyen

Chief Executive Officer

Seven Networks, Inc.

901 Marshall Street

Redwood City, CA 94063

(650) 381-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Brooks Stough, Esq.

David W. Kling, Esq.

David W. Wiener, Esq.

Brett A. Grimaud, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, CA 94025

(650) 321-2400

John T. Sheridan, Esq. Jason P. Sebring, Esq. Larry S. Adkison, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to public:  As soon as practicable after the effectiveness of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, $0.000067 par value	$115,000,000	$14,570.50

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457 of the Securities Act of 1933. Pursuant to Rule 457(o), certain information has been omitted from the table.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	, 2004

                     Shares

Common Stock

This is our initial public offering of shares of our common stock. We are offering              shares of common stock and the selling stockholders identified in this prospectus are offering              shares of common stock. We will not receive any proceeds from the sale of any shares by the selling stockholders.

No public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share.

We have applied to list our common stock for quotation on The Nasdaq National Market under the symbol “SEVN.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares of common stock from the selling stockholders identified in this prospectus at the public offering price, less underwriting discounts and commissions payable by the selling stockholders, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $                    , and the total proceeds, before expenses, to us will be $                    .

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2004.

UBS Investment Bank

Needham & Company, Inc.

The date of this prospectus is March     , 2004

[EDGAR description of artwork for the inside front cover of the prospectus--

This page depicts a world map with logos of the registrant’s customers and systems integrator partners. The logos are organized on the map by region: United States, Europe, Asia Pacific and Japan.]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

SEVEN is our registered trademark. System SEVEN, SEVEN Personal Edition, SEVEN Enterprise Edition and SEVEN Server Edition are also our trademarks or service marks. Trademarks, tradenames or service marks of other companies appearing in this prospectus are the property of their respective owners.

Through and including                     , 2004 (the 25th day after commencement of this offering), federal securities law may require all dealers selling shares of our common stock, whether or not participating in the offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotment of subscriptions.

II-TOC

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk factors” section and our consolidated financial statements and the related notes appearing at the end of this prospectus before deciding to invest in shares of our common stock. The terms “SEVEN,” “we,” “us,” and “our” as used in this prospectus refer to Seven Networks, Inc. The terms “our customers” and “our wireless operator customers” refer to wireless operators that license our software directly from us or from systems integrators that distribute our software.

OUR BUSINESS

We are a leading global provider of software that enables wireless operators to offer secure, affordable and real-time wireless data services to their subscribers on a wide variety of wireless handheld devices. Wireless data services allow subscribers to use wireless handheld devices to access business and personal information such as e-mail, calendar, contacts, corporate directories and documents. Our objective is to provide software that drives the mass market adoption of affordable wireless data services by making information portable, ubiquitous and easy to access. We license our System SEVEN software to wireless operators who embed it into their existing networks and systems. We believe this “operator-centric” approach allows operators to offer their subscribers bundled, branded and differentiated wireless data services at a relatively low cost in order to enhance customer loyalty and increase revenues.

Our customers include Cingular Wireless and Sprint PCS in the United States; Globe Telecom, KDDI Corp, NTT DoCoMo, Optus and Singtel in Asia Pacific; and mmO2 and Orange in Europe. We license our software to wireless operators either directly or through key distribution and systems integrator partners, which include NEC and Hewlett-Packard. Currently, our System SEVEN software is compatible with wireless handheld devices manufactured by Hitachi, HTC, Motorola, palmOne, Samsung, Sanyo, Sony Ericsson and Toshiba. Our software also supports a variety of software platforms, including BREW, J2ME, Microsoft Pocket PC and Smartphone, Palm OS and Symbian OS, as well as enterprise and consumer e-mail servers such as Microsoft Exchange, Lotus Domino and IMAP4/POP3.

KEY INDUSTRY DYNAMICS

Worldwide use of wireless voice and data services has grown rapidly as cellular and other mobile communications technologies have become more widely available and affordable. Specific factors driving the growth of the wireless data services market include:

➢	Established revenue opportunity. IDC estimates that revenues from wireless data services will increase from $47 billion in 2003 to $135 billion in 2007.

➢	Large mobile workforce. IDC estimates that the number of U.S. and European mobile workers will increase from 171 million in 2003 to 198 million in 2006.

➢	Ubiquity of e-mail. Ovum estimates that the number of worldwide wireless e-mail messages will increase from 6.1 billion in 2003 to 40.3 billion in 2005.

➢	Next generation devices. Advanced “converged” wireless handheld devices that combine voice and enhanced data services in a single portable device are increasingly available. Gartner estimates that the number of these devices will grow from 10 million in 2003 to 93 million in 2007.

➢	Next generation wireless networks. Wireless operators have made significant investments to upgrade their networks in order to capture a growing wireless data services revenue opportunity.

OUR SOLUTION AND STRATEGY

Our System SEVEN software allows subscribers to use wireless handheld devices to access business and personal information such as e-mail, calendar, contacts, corporate directories and documents. We offer three editions of our software. SEVEN Personal Edition targets individual subscribers seeking a self-provisioned and easy to use solution. For enterprises, we offer SEVEN Server Edition and SEVEN Enterprise Edition. SEVEN Server Edition is a behind-the-firewall, server-based solution that integrates easily into the existing IT infrastructure of an enterprise. SEVEN Enterprise Edition is an operator-hosted, yet IT-managed solution that does not require additional hardware or software to be installed by the enterprise.

We believe that our System SEVEN software overcomes many of the limitations of competing solutions and has the following advantages:

➢	Low cost and easy to use and manage. Our software reduces the need for high up-front costs and can be offered by the wireless operator as an inexpensive, add-on feature to wireless voice services. Compared to competing solutions, our software is easy to install, integrate and use with complementary hardware and software platforms.

➢	Wide choice of wireless handheld devices. Our software employs an extensible architecture that is compatible with leading software platforms and wireless handheld devices from such manufacturers as Hitachi, HTC, Motorola, palmOne, Samsung, Sanyo, Sony Ericsson and Toshiba.

➢	Network-integrated, operator-centric solution. Our software has been designed so that wireless operators can embed the software into their existing networks and systems. As a result, subscribers benefit from the reliability, scalability, service and customer support of the wireless operator.

The following are key elements of our business strategy:

➢	Further penetrate the subscriber base of our existing customers. We have an established global customer base of nine wireless operators that have reported approximately 144 million wireless subscribers. We intend to further penetrate the subscriber base of these customers by enabling affordable and easy to use wireless data services.

➢	Grow our customer base in key geographic regions. We intend to focus our sales and marketing efforts on adding customers in key geographic regions with market characteristics that are favorable for accelerated growth in wireless data services.

➢	Maintain technology leadership. By continuing to invest in research and development, we intend to establish our technology as the industry-leading standard for delivering mass market wireless data services.

➢	Leverage relationships with leading strategic partners. We have developed, and intend to continue to forge, key alliances and relationships with strategic partners. We believe that these relationships will allow us to efficiently drive adoption of our software.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 901 Marshall Street, Redwood City, California 94063, and our telephone number is (650) 381-2500. We maintain a website at www.seven.com where general information about our business is available. The information contained in our website is not a part of this prospectus.

The offering

Common stock we are offering	shares

Common stock being offered by selling stockholders	shares

Total	shares

Common stock to be outstanding after this offering	shares

Proposed Nasdaq National Market symbol	SEVN

Use of proceeds after expenses

We estimate that the net proceeds to us from this offering will be approximately $        million, assuming an initial public offering price of $        per share. We will not receive any proceeds from the sale of shares by the selling stockholders. We intend to use the net proceeds from this offering to provide working capital and for other general corporate purposes. See “Use of proceeds.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Dividend policy	We have never declared or paid any dividends on our common stock, and we do not anticipate paying any dividends on our common stock in the foreseeable future.

The number of shares of common stock to be outstanding after the offering is based on 36,204,436 shares of common stock outstanding as of December 31, 2003. The number of shares of common stock to be outstanding after this offering does not take into account:

➢	2,777,534 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2003 with a weighted average exercise price of $0.37 per share; and

➢	an additional 2,349,252 shares reserved as of December 31, 2003 for future stock option grants and purchases under our equity compensation plans. See “Management—2004 Equity Incentive Plan” and “—Employee Stock Purchase Plan” and notes of the notes to our financial statements.

Except as otherwise indicated, all capitalization information in this prospectus:

➢	reflects the exercise of a warrant to purchase 60,000 shares of our common stock prior to the closing of this offering;

➢	gives effect to the automatic conversion of all outstanding shares of preferred stock into 27,551,064 shares of common stock upon the closing of this offering;

➢	reflects a one-for reverse split of our common stock effected prior to the consummation of this offering; and

➢	assumes no exercise by the underwriters of their option to purchase additional shares from us in this offering.

Summary consolidated financial data

We have derived the following statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2003 from our audited consolidated financial statements included in this prospectus. The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated historical financial statements, including introductory paragraphs and related notes to those financial statements, appearing elsewhere in this prospectus.

	Years ended December 31,
Statement of operations data:	2001	2002	2003

	(restated)(1)	(restated)(1)
	(dollars in thousands, except per share data)
Total revenues	$3,115	$6,213	$6,904
Cost of revenues	3,313	2,426	3,223

Gross profit (loss)	(198)	3,787	3,681

Operating expenses:
Research and development	8,076	10,729	8,230
Sales and marketing	3,970	6,581	4,698
General and administrative	2,984	3,037	1,715
Restructuring	—	1,872	1,657
Stock-based compensation	113	1,177	237

Total operating expenses	15,143	23,396	16,537

Loss from operations	(15,341)	(19,609)	(12,856)
Interest income and other expenses, net	1,199	784	258

Loss before provision for income taxes	(14,142)	(18,825)	(12,598)
Provision for income taxes	(1)	(28)	(343)

Net loss	$(14,143)	$(18,853)	$(12,941)

Basic and diluted net loss per share	$(5.29)	$(3.52)	$(1.89)
Shares used in computing basic and diluted net loss per share	2,676	5,358	6,851

(1)	As described in Note 2 of the consolidated financial statements, we have restated our financial statements as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002 to account for stock-based compensation matters.

The following table presents our summary consolidated balance sheet data as of December 31, 2003. The as adjusted data gives effect to the sale of              shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $             per share, generating proceeds to us of              million. After deducting the estimated underwriting discounts and commission of $             million, estimated offering expenses payable by us of $            , the offering is expected to generate net proceeds to us of $             million.

	As of December 31, 2003
Balance sheet data:	Actual	As adjusted

	(in thousands)
Cash, cash equivalents and investments	$13,538	$
Net working capital	786
Total assets	18,539
Total stockholders’ equity	9,839

Risk factors

This offering involves a high degree of risk. You should carefully consider each of the risks and uncertainties described below and all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results could be harmed. In such an event, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS THAT RELATE TO OUR BUSINESS AND INDUSTRY

We have a limited operating history that makes an evaluation of our business difficult.

We were incorporated in May 2000 and began to offer our software and services to wireless operators in the third quarter of 2001. Our limited operating history makes evaluation of our business and prospects difficult. Companies at an early stage of development frequently encounter heightened risks as well as unexpected expenses and difficulties. For us, these risks include:

➢	the limited number of wireless operators that offer wireless data services incorporating our software;

➢	the limited number of current subscribers for these services;

➢	our unproven long-term subscription-based revenue model;

➢	our ability to protect our intellectual property rights and defend against claims that we infringe the intellectual property rights of others;

➢	our dependence on wireless operators to introduce, promote and market these services directly to subscribers;

➢	our dependence on wireless device manufacturers to design and develop compelling devices incorporating our software;

➢	our ability to compete in a highly competitive and rapidly evolving market;

➢	potential declines in our gross margin resulting from competition, cost increases, reductions in rates charged for wireless data services or other factors; and

➢	our ability to develop and introduce new software and services.

We have a history of net losses and may not be profitable in the future.

As of December 31, 2003, we had an accumulated deficit of $47.6 million. Our ability to generate profits and positive cash flow from operating activities will depend in large part on our ability to increase our revenues, particularly revenues from software licenses and subscription fees, and to manage the increasing costs of growing our business. If we cannot achieve operating profitability or positive cash flow from operations in the future, our business, financial condition and operating results will be adversely affected.

Our quarterly revenues and operating results may vary significantly from quarter to quarter.

Our quarterly revenues and operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. In particular, many of our contracts have historically provided for significant up-front perpetual license fees that do not recur on a quarterly basis or otherwise. As a result, if we are unable to generate recurring revenues under these contracts or additional revenues under new contracts, our future revenues in any quarter may not increase and could decline. At least in the near

Risk factors

term, we expect to derive substantially all of our revenues from a limited number of wireless operators. Further, our revenues in any quarter may fluctuate significantly to the extent we do not recognize anticipated revenues from one or more of those wireless operators in that quarter. Finally, we have significant deferred revenue, including a substantial amount from a single wireless operator, and our revenues could fluctuate significantly in any particular quarter depending on when we recognize those revenues. For these and other reasons, we believe that period to period comparisons of our operating results are not a good indication of our future performance.

A number of other factors are likely to cause variations in our quarterly results, including:

➢	the development of the wireless telecommunications market;

➢	fluctuations in demand for our software and services;

➢	the timing of the introduction and promotion of products and services based on our software by wireless operators and wireless device manufacturers;

➢	acceptance of products and services incorporating our technology by subscribers of wireless operators and wireless device manufacturers;

➢	the level of subscriber turnover experienced by our wireless operator customers;

➢	introductions of new products by us and our competitors and changes in our pricing policies or the pricing policies of our competitors;

➢	our ability to manage costs, including personnel and support services costs, and costs of deploying and supporting existing and new wireless operators; and

➢	delays of customer purchases caused by announcements of new technology or otherwise.

Moreover, because our expenses are relatively fixed in the near term, any shortfall from anticipated revenue could result in losses for the quarter.

We have been sued for alleged patent infringement. This lawsuit could have a material adverse effect on our business, operating results and financial condition.

We have been sued for alleged patent infringement. In September 2003, we were served with a complaint filed by Visto Corporation (“Visto”) in the United States District Court for the Eastern District of Texas, Marshall Division (“District Court”), alleging that all System SEVEN messaging products and services (the “Accused Products”), infringe two United States patents held by Visto. Visto’s complaint seeks to enjoin the sale of the Accused Products in the United States. Visto also seeks lost profits and/or other damages, interest, attorneys’ fees, treble damages and litigation costs and also asks that we be ordered to destroy all the Accused Products within our possession, custody, and control. Visto’s motion for a preliminary injunction seeks to enjoin us from selling the Accused Products in the United States pending the outcome of the litigation. No date for a hearing on the preliminary injunction has been established, but we anticipate that at a scheduling conference to be held on May 18, 2004, the District Court will set a preliminary injunction hearing date and a trial date. Although the District Court has tentatively proposed that the case be tried on April 4, 2005, a preliminary injunction hearing could be held at any time.

We believe we have meritorious defenses to Visto’s claims of patent infringement and plan to undertake a vigorous defense of this matter, but we cannot guarantee you that we will be successful in opposing

Risk factors

these claims. If we are unable to oppose Visto’s motion for preliminary injunction successfully, then we may be barred from selling, marketing, advertising, manufacturing or using the Accused Products in the United States or elsewhere during the course of the litigation. Sales of the Accused Products in the United States represented approximately 31% of our total revenues in 2003 and are expected to represent a substantial portion of revenue in the future. If we are not successful in defending this litigation, we will very likely be required to pay Visto damages, including a possible trebling of damages awarded by the District Court, lost profits, interest, royalties and attorney’s fees and litigation costs in an indeterminate amount and to indemnify our wireless operator customers for damages incurred by them as a result of such infringement. If a permanent injunction were issued after an adverse verdict at trial, then we could be barred from selling, marketing, advertising, manufacturing or using the Accused Products in the United States or elsewhere, unless we are able to negotiate a license from Visto at that time. Such a license may not be available to us at a reasonable cost or at all. If the District Court orders a preliminary or permanent injunction restricting the sale of the Accused Products in the United States and a license from Visto is not available to us, then we likely would have to terminate contractual arrangements with our customers in the United States, and we could be subject to additional claims for any losses they incur as a result. If these unfavorable events occurred, we might be able to restructure our business to focus on our operations in markets outside the United States. However, we might not be successful in doing so. We might also face further legal challenges from Visto regarding our offshore operations and related activities, including the use of the Accused Products by third parties. In addition, we may be required to expend a significant amount of cash and other resources to defend ourselves against this lawsuit. As a result of the foregoing, the Visto litigation could have a material adverse effect on our business, operating results and financial condition.

We derive a significant portion of our revenues from a small number of wireless operators. The loss of any significant revenue from any of our wireless operator customers could seriously harm our business.

We currently derive, and we expect to continue to derive, a significant portion of our revenues from a small number of wireless operators. In 2003, we recognized approximately 98% of our total revenues from four of our customers: Cingular Wireless, NTT DoCoMo, Orange and Sprint PCS. NTT DoCoMo and Orange accounted for approximately 43% and 24% of these revenues, respectively. In 2002, mmO2 and Cingular Wireless accounted for approximately 75% and 19% of total revenues, respectively. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future, although these customers may vary from period to period. As a result, if we fail to successfully offer our software and services to one or more customers in any particular period, or if any one of our customers purchases less of our software or services than anticipated, defers or cancels an order with us, our revenues could decline significantly and our business, operating results and financial condition could be materially and adversely effected. Moreover, our customer agreements generally have two to three year terms and do not obligate renewal of existing commitments. Also, some of these agreements allow the wireless operators to terminate their commitments prior to the scheduled expiration date. Our business would be materially harmed if any one of our customers terminates its relationship with us.

Our success depends on significantly increasing the number of subscribers that regularly use wireless data services incorporating our software.

To date, only a relatively limited number of subscribers use wireless data services incorporating our software. Our near-term results depend heavily on achieving significant use of wireless data services by subscribers of our existing wireless operator customers. Over the longer term, our results also depend on achieving widespread deployment of our software by additional large wireless operators. The use of wireless data services incorporating our software will depend on the quality of those services and subscriber expectations for those services, which may vary by market, as well as the level of subscriber

Risk factors

turnover experienced by our wireless operator customers. If we are not successful in maintaining relationships with existing customers, or establishing relationships with additional customers, and in significantly increasing the number of subscribers that use wireless data services incorporating our software, our business prospects, operating results and financial condition will be materially adversely affected.

Our success depends on a number of factors outside our control, including the introduction, marketing and promotion by large wireless operators of wireless data services that incorporate our software.

None of our wireless operator customers is contractually obligated to introduce, market or promote products and services incorporating our software. Moreover, our customer agreements do not prevent our wireless operator customers from offering wireless data services supported by one or more of our competitors. As a result, if wireless operators do not introduce, market and promote wireless data services that incorporate our software, our software will not achieve widespread acceptance and we may not be able to grow as fast as anticipated, if at all.

More generally, our success depends on a number of factors that are outside of our control, including:

➢	the widespread adoption of wireless data services;

➢	the extent to which wireless operators offer and promote competing products;

➢	the addition and retention by wireless operators of subscribers using wireless data services based on our software;

➢	the extent to which subscribers desire to purchase wireless data services directly from third parties other than wireless operators;

➢	the availability of wireless handheld devices that are compatible with our software;

➢	changes in the terms, particularly significant rate reductions, that wireless operators offer their subscribers for wireless data services that incorporate our software;

➢	the accessibility and prominence of System SEVEN features on wireless handheld devices;

➢	the quality and coverage area of voice and data services offered by wireless operators;

➢	the extent and timeliness of testing of our products on wireless operator networks;

➢	continued investments by wireless operators in evolving network technologies, such as “3G” network capability; and

➢	continued support and distribution of our products and services, even though claims of patent infringement involving our products have been, and may continue to be, filed against us or third parties using our software.

If we are unable to successfully transition from a pre-paid perpetual license model to a subscription-based license model, our business prospects, operating results and financial condition could be materially adversely affected.

Our license arrangements with our wireless operator customers have typically provided for fixed up-front payments for perpetual licenses of our software to a specified number of subscribers. In 2002 and 2003, these pre-paid licenses represented 100% of all license revenues. However, we recently began entering

Risk factors

into subscription-based license agreements with some of our wireless operator customers. These subscription-based agreements generally have limited up-front payments and require wireless operators to pay us a fixed monthly fee for each subscriber licensed to use our software. Although we believe this new subscription-based license model should result in a more stable revenue stream and may result in increased revenues over the life of each respective agreement, our existing and any additional wireless operator customers may not adopt subscription-based pricing terms. Moreover, this revenue model is unproven and we may not be able to maintain satisfactory pricing or volume levels. If we are unable to successfully transition from a pre-paid perpetual license model to a subscription-based license revenue model or if a subscription-based revenue model is not successful, our revenues could fluctuate significantly in any given quarter and our business prospects, operating results and financial condition could be materially adversely affected.

If wireless handheld device manufacturers do not design, manufacture or market products that are compatible with our software, or if these products do not achieve widespread market adoption, we may not be able to sustain or grow our business.

We do not manufacture wireless handheld devices. Accordingly, our success will depend on, among other things, wireless handheld device manufacturers introducing new products that are compatible with our software and which provide subscribers with a compelling user experience for voice and data applications. Relative to the number of wireless handheld devices available to date, only a limited number of these devices are suitable for providing wireless data services. Any failure or delay in the introduction or acceptance of affordable wireless handheld devices that effectively enable wireless data services will slow the growth of our business.

Our lengthy sales cycle makes it difficult for us to forecast revenue and increases the variability of quarterly fluctuations, which makes our business more difficult to evaluate.

We have a lengthy and complex sales process and many of our prospective wireless operator customers could spend a substantial amount of time performing internal evaluations before purchasing our software. Even after an initial decision to purchase our software is made, our wireless operator customers are likely to spend several months testing our software before deploying and implementing it into their networks. Because of this lengthy cycle, we may experience delays from the time we begin the sales process and incur increased operating expenses to obtain a new wireless operator customer until the time we generate revenue from the sale of our software. These delays could cause our operating results to vary significantly from quarter to quarter.

If we are unable to develop enhancements to our software that keep pace with technological and market developments, or if we fail to release our software in a timely manner, our business could seriously be harmed.

The market for wireless data services is emerging and is characterized by rapid technological change and frequent new product introductions. Our inability, for technological or other reasons, to develop, deliver, introduce or enhance our software in a timely manner, or at all, in response to changing market conditions, enterprise technologies or customer requirements could have a material adverse effect on our operating results or could result in our software becoming obsolete. Development and delivery schedules for our products are difficult to predict. If new releases of our software are delayed, wireless operators may curtail their efforts to market and promote products and services incorporating our software and subscribers may cancel their existing subscriptions, any of which would result in a delay or loss of revenues and could seriously harm our business. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our products with evolving industry standards and protocols.

Risk factors

Defects in our software can be difficult to detect. If defects occur, they could have a material adverse effect on our business.

Our software is highly complex and may contain design defects that are difficult to detect and correct. In the past, we have experienced delays in new releases of our software due to defects, and we may experience similar delays in the future. Despite testing by us, defects and errors may still be found in our current software or in new software releases, potentially resulting in delayed or lost revenues, loss of customers, failure to achieve acceptance, diversion of development resources and harm to our reputation.

Our software is integrated into our customers’ networks and equipment. The sale and support of our software entails the risk of product liability or warranty claims based on damage to such networks and equipment. In addition, the failure of our products or services to perform to customer expectations could give rise to warranty claims. The consequences of such defects, failures and claims could have a material adverse effect on our business, operating results and financial condition.

Products and services that incorporate our software may contain errors or defects, which could have an adverse effect on our business.

We cannot control the business and quality standards of our wireless operator customers and wireless device manufacturers, and we are unable to monitor the distribution of wireless data services based on our software. We cannot guarantee that the products and services provided by our customers are free from errors or defects. If errors or defects occur in products and services that use our software, it could result in the rejection of these products and services by wireless operators or their subscribers, damage to our reputation, increased customer service and support costs, warranty claims, lost revenues and diverted development resources, any of which could adversely affect our business and results of operations.

If our software platform does not scale as anticipated, our business will be harmed.

Despite frequent testing of our software’s scalability in a laboratory environment, the ability of our software platform to support and manage a substantial number of users in an actual deployment is unproven. If our software platform does not efficiently scale to support and manage a substantial number of users while maintaining a high level of performance, our business will be seriously harmed.

The occurrence or perception of a security breach or an inappropriate disclosure of confidential information could seriously harm our business.

Our software is often used to transmit personal, private and confidential information. If there is a security breach or if there is an inappropriate disclosure of any of these types of information, we could be exposed to litigation and possible liability. Even if we were not held liable, a security breach or inappropriate disclosure of personal, private or confidential information could harm our reputation and our relationships with current and potential customers, and even the perception of a security risk could inhibit market acceptance of our products and services. In addition, we may be required to invest additional resources to protect us against damages caused by any actual or perceived disruptions or security breaches. Any of these developments could seriously harm our business.

We operate in a highly competitive industry and if we do not compete effectively, our operating results could be harmed.

The wireless data services market is highly competitive. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Our direct competitors include those companies that provide consumers and businesses with access to personal and business information over wireless handheld devices such as Research In Motion Limited (RIM), which markets the Blackberry solution. In addition, we compete with a number of privately held companies. We believe our competitors could also include wireless hardware manufacturers,

Risk factors

application and software providers, such as IBM and Microsoft, network infrastructure providers and wireless operators that developed their own competing solutions. Our current and potential competitors may have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. We cannot assure you that we will be able to compete effectively with these companies. For example, our competitors could adopt our strategy of providing software that is compatible with a wide variety of hardware and software platforms and thereby harm our competitive position. Competition could result in price reductions, including competing solutions that are provided at little or no cost as part of a bundled product offering, fewer customer orders and reduced gross margins. In addition, rates charged by wireless operators for wireless data services could significantly decline. These pricing pressures could result in reduced margins that would harm our operating results. If we fail to compete effectively, our business could be seriously harmed.

We may experience declines in our gross profit percentage that have a material adverse effect on our operating results and financial condition.

We may experience declines in our gross profit percentage. For example, competition could result in price reductions, including competing solutions that are provided at little or no cost as part of a bundled offering. In addition, rates charged by wireless operators for wireless data services could decline significantly, resulting in pricing pressures that reduce our gross profit percentage. Moreover, we may experience cost increases. A decline in our gross profit percentage for any reason could have a material adverse effect on our operating results and financial condition.

The success of our business is dependent on the continued growth in the market for wireless data services.

Growth in the market for wireless data services may not develop as we anticipate and may be inhibited for a number of reasons, including ease of access and use, regulatory initiatives or lack of necessary increases in bandwidth availability. Further, subscribers may not be satisfied with the cost or quality of wireless data services or the functionality of the wireless devices on which these services are delivered. Wireless operators may not promote wireless data services or they may promote wireless data services that do not use our software. If the market for wireless data services does not grow as expected for these or other reasons, our business would be seriously harmed.

If we infringe on the intellectual property rights of others, our business may suffer.

Our commercial success depends, in part, upon us not infringing intellectual property rights owned by others. For example, the industry in which we compete has many participants that may own, or claim to own, intellectual property. We cannot determine with certainty whether any existing or future third-party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

We have received, and may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, those claims could:

➢	adversely affect our relationships with our current or future wireless operator customers, their subscribers, wireless data handheld device manufacturers and system integrators;

Risk factors

➢	be time-consuming and costly to evaluate and defend;

➢	cause product shipment delays or stoppages;

➢	divert management’s attention and resources;

➢	subject us to significant liabilities;

➢	require us to enter into royalty or licensing agreements; and

➢	require us to cease certain activities.

In addition to liability for monetary damages against us or, in certain circumstances, our customers or their subscribers, we may be prohibited from developing or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property rights. We cannot assure you that we will be able to obtain any such license on commercially favorable terms, or at all. If we do not obtain such a license, our business, operating results and financial condition could be materially adversely affected and we could, for example, be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

Our limited ability to protect our intellectual property and proprietary rights may harm our competitiveness.

We rely primarily on a combination of trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. In addition, we have two patent applications pending in the U.S. Patent & Trademark Office that are directed to core elements of our software, and have filed two corresponding international applications pursuant to the Patent Cooperation Treaty. Patents may not be issued from these or any future applications. Even if they are issued, these patents may not survive a legal challenge to their validity or provide significant protection for us.

The steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our proprietary information. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our products and services.

Failure to manage our growth may seriously harm our business.

Our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our future success will depend, in part, upon the successful integration of our senior management team and the ability of our senior management to manage growth effectively. This will require us to implement additional management information systems; to further develop our operating, administrative, financial and accounting systems and controls; to hire additional personnel; to develop additional levels of management within the corporation; to locate additional office space in the United States as well as internationally; and to maintain close coordination among our development, accounting, finance, sales and marketing, consulting services and customer service and support organizations. Moreover, as our sales increase, we may be required to concurrently deploy our software at multiple locations or provide increased levels of customization. As a result, we and our system integrator partners may lack the resources to deploy our software on a timely and cost-effective basis. Failure to accomplish any of these requirements would seriously harm our ability to deliver our software in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

Risk factors

We depend on the services of key personnel to implement our strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to implement our strategy.

Our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees. Our business depends on the services of a small number of key management and operating personnel, in particular, Bill Nguyen, a founder, Chairman of the Board of Directors and Chief Executive Officer; Gary Schofield, Vice President of Worldwide Sales; and Kazuhiko Ishii, Vice President and General Manager, Japan. Recently, we offered employment to a Co-Chief Executive Officer who accepted our offer and is scheduled to begin employment on April 1, 2004, and we have appointed our Vice President of Finance as our Chief Financial Officer. We have at-will employment relationships with all of our management and other employees, except for Mr. Ishii with whom we have entered into an employment agreement which, as required under Japanese law, provides that Mr. Ishii can only be terminated for cause. We do not maintain “key man” life insurance policies on any members of management or any other employees. The loss of members of our key management and certain other members of our operating personnel could adversely affect our business. If we are unsuccessful in attracting and retaining these key personnel, our ability to operate our business effectively would be negatively impacted and our business would be adversely affected.

We rely on third parties to implement our System SEVEN software.

We currently rely, and expect to increasingly rely, on system integrators and other third parties to implement our System SEVEN software at customer sites. Our relationships with these parties do not ensure that they will provide implementation services when needed. Moreover, we cannot control the availability and quality of service they provide. If we do not receive adequate support from these third parties, we may be required to internally implement our software and services. This could significantly limit our ability to meet our customers’ needs and could increase our operating costs. Also, if the number of System SEVEN software implementations increases, we will need to develop new relationships with additional partners in order to meet implementation demands. If we are unable to establish and maintain effective, long-term relationships with implementation partners, or if these implementation partners do not meet the needs or expectations of our customers, our business would be seriously harmed.

Future acquisitions may strain our business and resources.

In order to remain competitive, we may find it necessary to acquire additional businesses, products or technologies. In the event that we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of any such acquisition successfully, finance such acquisition or integrate such acquired business, products or technologies into our existing business and operations. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, could cause significant diversions of management time and resources. Any potential acquisition, whether or not consummated, could seriously harm our business, operating results and financial condition. If we consummate one or more significant acquisitions in which the consideration consists of stock or other securities, our stockholders could suffer significant dilution of their interests in us. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate any such acquisition. Acquisition financing may not be available on favorable terms, or at all. In addition, we may be required to impair significant amounts of goodwill and other intangible assets in connection with future acquisitions, which may seriously harm our operating results.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, Inc., have

Risk factors

required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, among other things, we have created additional board committees and adopted corporate governance guidelines and a code of business conduct. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain and maintain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these new rules or the timing of such costs.

We are dependent on our international operations for a significant portion of our revenues and are subject to risks inherent in foreign operations.

Revenues outside the United States represented 81.1% and 69.5% of our revenues in 2002 and 2003, respectively. We continue to pursue growth opportunities in the international market, which could result in increased international revenue contribution. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities. We maintain offices in the United States and Japan and also have a limited physical presence in Europe. We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, including:

➢	the complexities and expense of administering a business abroad;

➢	complications in compliance with, and unexpected changes in, regulatory requirements;

➢	foreign laws, international import and export legislation;

➢	trading and investment policies;

➢	foreign currency fluctuations;

➢	exchange controls, tariffs and other trade barriers;

➢	difficulties in collecting accounts receivable;

➢	potential adverse tax consequences;

➢	uncertainties of laws and enforcement relating to the protection of intellectual property; and

➢	other factors, depending upon the country involved.

In addition, governmental regulation of imports or exports or our failure to obtain any required export approval of our technologies, particularly our encryption technologies, could impede our international sales. Particularly, in light of recent terrorist activity, governments could enact additional regulation or restrictions on the use, import or export of encryption technologies. Additional regulation of encryption technology could delay or prevent the acceptance and use of our software. We cannot assure you that we will not be exposed these factors in the future or that they will not have a material adverse effect on our business, operating results and financial condition.

Risk factors

We are exposed to fluctuations in foreign currencies.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the U.S. dollar. In 2003, 23.9% of our revenue and 11.4% of our operating costs were denominated in currencies other than the U.S. Dollar, specifically the Japanese Yen and British Pound. Although we currently do not engage in any hedging activities, we monitor our foreign exchange exposures and, in certain circumstances, maintain net monetary asset and/or liability balances in foreign currencies. These activities are designed to mitigate, but do not eliminate, our exposure to exchange rate fluctuations. If the Japanese Yen, the British Pound or other currencies in which we transact depreciate relative to the U.S. Dollar, our foreign currency denominated revenue will decrease when translated to U.S. Dollars for financial reporting purposes. As a result, exchange rate fluctuations may materially adversely affect our operating results in future periods.

Our business could be seriously harmed by earthquakes and other natural disasters.

Our headquarters and data centers are located in California and some of our wireless operator customers are concentrated in Asia and elsewhere in the Pacific Rim, areas subject to significant earthquake risks. Any disruption to the networks of these operators or our data centers resulting from earthquakes or other natural disasters could significantly harm our business.

Reduced spending by our customers due to the uncertainty of economic and geopolitical conditions may negatively affect our business and results of operations.

Economic and geopolitical uncertainties may directly affect wireless operators and enterprises using our software. Some wireless operators and enterprises have reduced capital spending on technology products. Current and future conditions in the domestic and global economies remain uncertain. A slowdown in capital spending by wireless operators and enterprises utilizing our software, coupled with existing economic and geopolitical uncertainties, has created uncertainty for market demand and may affect our revenues.

It is difficult to estimate the level of growth for the economy as a whole. The prevailing economic uncertainties make it difficult to estimate future income and expenditures. The future direction of the overall domestic and global economies will have an impact on our overall performance. Economic conditions in the United States, Japan, Europe and elsewhere affecting the wireless data communication industry in which we compete, are beyond our control. If these economic conditions fail to improve, we may experience reduced demand for and pricing pressure on our products which could harm our operating results. In addition, acts of terrorism and the outbreak of hostilities and armed conflicts between countries have created uncertainties that may affect the global economy and could have a material adverse effect on our business, operating results and financial condition.

RISKS THAT RELATE TO YOUR OWNERSHIP OF OUR COMMON STOCK

Our existing executive officers, directors and principal stockholders will control approximately     % of our common stock after this offering and, as a result, will be able to influence the outcome of director elections and other transactions requiring stockholder approval.

Upon completion of this offering:

➢	our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately % of our outstanding common stock;

➢	Bill Nguyen, our Chairman of the Board of Directors and Chief Executive Officer, will own approximately % of our outstanding common stock;

Risk factors

➢	Ignition, LLC and its affiliates will own approximately % of our outstanding common stock;

➢	Greylock X Limited Partnership and its affiliates will own approximately % of our outstanding common stock;

➢	SOFTBANK Asia Infrastructure Fund will own approximately % of our outstanding common stock; and

➢	Saints Capital III, L.P., and its affiliates will own approximately % of our outstanding common stock.

As a result, these stockholders will be able to exercise control over significant matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us. These transactions may include those that other stockholders deem to be in their best interests and in which those other stockholders might otherwise receive a premium for their shares over their current prices.

Our stock price may be particularly volatile because of the industry we are in.

The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the trading prices of securities of technology companies have been volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the price of our common stock.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash, cash equivalents, marketable securities, and cash provided by operating activities will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

➢	market acceptance of our software and services;

➢	the need to adapt to changing technologies and technical requirements; and

➢	the existence of opportunities for expansion.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. The incurrence of debt could result in increased expenses and would likely result in covenants that could

Risk factors

restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Provisions in our charter documents and Delaware law may make it difficult for a third party to acquire our company and could depress the price of our common stock.

Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of us or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions include:

➢	creating a classified board of directors;

➢	authorizing the board of directors to issue preferred stock without stockholder approval;

➢	prohibiting cumulative voting in the election of directors;

➢	limiting the persons who may call special meetings of stockholders;

➢	prohibiting stockholder action by written consent; and

➢	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met.

You will experience immediate and substantial dilution by investing in our common stock.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of our common stock immediately following the offering. Purchasers of common stock in this offering will suffer immediate and substantial dilution. Any common stock you purchase in this offering will have a post-offering net tangible book value per share of $             less than the initial public offering price of $             per share.

Future sales or issuances of our common stock could lower our share price and dilute your voting power and may reduce our earnings per share.

We may sell additional shares of our common stock in subsequent offerings. We may also issue additional shares of our common stock to finance future acquisitions. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the trading price of our common stock. Sales or issuances of substantial amounts of common stock, or the perception that such sales could occur, may adversely affect prevailing trading prices for our common stock. Any additional sale or issuance of our common stock will result in dilution to your voting power and may reduce our earnings per share.

The trading price of our common stock could be affected by the substantial number of shares that are eligible for future sale.

Many of our existing stockholders will have an opportunity to sell their stock following this offering. Also, many of our employees and directors may exercise their stock options in order to sell the underlying stock in the market following this offering.

Risk factors

Upon completion of this offering, we will have approximately              shares of common stock outstanding. In addition, as of December 31, 2003, 2,777,534 shares of our common stock are issuable upon the exercise of outstanding stock options, of which 1,222,375 shares were currently vested and exercisable.

The              shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. An additional              shares outstanding after this offering will also be freely transferable without restriction or registration under the Securities Act, except for any shares held by our existing affiliates. The remaining              shares of our common stock outstanding after this offering will be “restricted shares” as defined in Rule 144 under the Securities Act and may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, including exemptions contained in Rule 144. However, of these restricted shares,              shares have been held for more than two years and, except for any shares held by one of our existing affiliates, may be resold in the public market without regard to the volume or manner of sale restrictions of Rule 144.

Our officers, directors, option holders and all of our stockholders have agreed that, subject to limited exceptions, they will not sell their shares for a period of 180 days. Thus, upon the expiration of the 180-day lock-up period,              shares of our common stock held by those stockholders will be available for immediate resale, subject to the restrictions imposed by the securities laws.

We have entered into an agreement with some of our stockholders that provides for registration rights. Under circumstances described in that agreement, these stockholders can demand that we register the 27,551,064 shares of our common stock held by them for sale to the public market. In addition, we may be required to include those shares if we register additional shares for sale to the public market.

There is no existing market for our common stock so the share price for our common stock may fluctuate significantly.

Prior to the offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop upon completion of the offering or, if it does develop, that it will be sustained. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price, or at all. The initial public offering price of our common stock was determined by negotiation among us, the selling stockholders and the representatives of the underwriters and may not be representative of the price that will prevail in the open market after the offering.

The trading price of our common stock after this offering may be significantly affected by factors such as quarterly variations in our results of operations, results of existing or potential litigation involving us, including developments in the Visto litigation, announcements by us regarding new contracts or new products and services, our trading volume, differences between our actual financial and operating results and those expected by investors and analysts and changes in analysts’ recommendations or projections regarding SEVEN. In addition, our share price may be affected by factors such as announcements by or results of our competitors, changes in government regulations, general market trends for technology companies, changes in general economic conditions, volatility in the financial markets and other factors.

Risk factors

We have broad discretion to use the offering proceeds and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion over the use of net proceeds from this offering. We intend to use the net proceeds of this offering primarily for general corporate purposes, including research and development of new products and technologies, expansion of our sales and marketing organization and activities and for working capital. In addition, we may use a portion of the net proceeds to acquire or invest in one or more new technologies, products or businesses that expand, complement or are otherwise related to our current business and products. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds we receive from this offering. We cannot assure you that management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested to yield a favorable return.

Special note regarding forward-looking statements

Some of the statements made under “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimated,” “predicts,” “potential,” or “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipate by the forward-looking statements. These factors include, among other things, those listed under “Risk factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.

Use of proceeds

We estimate that the net proceeds to us from the sale of the              shares of common stock that we are offering will be approximately $             million based on the public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets.

We intend to use the proceeds we receive from this offering, together with our remaining cash, for working capital and general corporate purposes. Although we may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, there are no current plans in this regard. Pending such uses, we plan to invest the net proceeds in short-term, interest-bearing, investment grade securities.

Dividend policy

We have never declared or paid any dividends on our common stock, and we do not currently anticipate paying dividends on our common stock in the foreseeable future. Our current policy is to retain earnings to finance the expansion of our operations. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Capitalization

The following table sets forth our capitalization as of December 31, 2003:

➢	on an actual basis; and

➢	on as adjusted basis to reflect the conversion of all of our outstanding convertible preferred stock into 27,551,064 shares of common stock, which will occur upon the closing of this offering; and the sale of the shares of common stock offered in this offering at an assumed initial public offering price of $ per share after deducting the underwriting discount and estimated offering expenses of $ .

You should read this information in connection with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	Actual	As adjusted
	(in thousands)
Cash and cash equivalents	$6,180,679	$

Stockholders’ equity:
Convertible preferred stock, $0.000067 par value, 27,749,126 shares authorized, issuable in series:
Series 1 preferred stock, 7,500,000 shares designated, issued and outstanding	$503		$—
Series A preferred stock, 8,116,070 shares designated issued and outstanding	544		—
Series A1 preferred stock, 4,183,056 shares designated, issued and outstanding	280		—
Series B preferred stock, 7,950,000 shares designated; 7,751,938 shares issued and outstanding; aggregate liquidation preference of $30,000,000	519		—
Common stock, $0.000067 par value, 44,000,000 shares authorized 8,619,945 shares issued and 8,593,372 shares outstanding on an actual basis; and shares issued and shares outstanding on an as adjusted basis	577
Additional paid-in capital	59,076,674
Notes receivable from stockholders	(219,590)		(219,590)
Deferred stock-based compensation	(1,420,443)		(1,530,303)
Treasury stock	(10,629)		(10,629)
Accumulated other comprehensive income	29,302		29,302
Accumulated deficit	(47,618,603)		(47,618,603)

Total stockholders’ equity	$9,839,134	$

Shares of common stock to be outstanding after the offering do not include:

➢	2,777,534 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.37 per share;

➢	60,000 shares of common stock issuable upon exercise of warrants outstanding;

➢	2,000,000 additional shares of common stock reserved for future issuance under our equity incentive plan;

➢	450,000 additional shares of our common stock available for future issuance under our employee stock purchase plan.

Dilution

The net tangible book value of our common stock as of December 31, 2003 was $9.8 million, or approximately $1.14 per share. Net tangible book value per share represents the amount of stockholders’ equity divided by 8,593,372 shares of common stock outstanding at that date.

On completion of this offering, all outstanding shares of convertible preferred stock will convert into common stock. Assuming the offering was completed at December 31, 2003, the 27,551,064 shares of convertible preferred stock outstanding at that date would have converted into an estimated 27,551,064 shares of common stock, increasing net tangible book value per share by $             to $            . There have been no issuances of convertible preferred stock subsequent to December 31, 2003.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of              shares of common stock in this offering, after deducting the underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of December 31, 2003 would have been $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2003	$
Increase per share attributable to conversion of convertible preferred stock	$
Increase per share attributable to new investors	$

Pro forma net tangible book value per share at December 31, 2003 after giving effect to the offering		$

Dilution per share to new investors		$

The following table summarizes, on a pro forma as adjusted basis, as of December 31, 2003, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors at an assumed initial public offering price of $              per share, before deducting underwriting discounts and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%

Existing stockholders		%	$	%	$
New investors		%		%	$

Total		100.0%		100.0%

The discussion and the tables above assume no exercise of stock options outstanding on December 31, 2003, and no issuance of shares reserved for future issuance under our equity compensation plans. As of December 31, 2003, there were:

➢	2,777,534 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $0.37 per share; and

➢	an additional 2,349,252 shares reserved for future stock option grants and purchases under our existing equity compensation plans.

Selected historical consolidated financial data

The following table sets forth our selected historical consolidated financial data which should be read in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” following this section and our consolidated financial statements, the related notes and other financial data included elsewhere in this prospectus. As described in Note 2 of notes to our consolidated financial statements, we have restated our financial statements as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002 to account for stock-based compensation matters. The selected historical consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included in this prospectus. The selected historical consolidated financial data for the period from our inception (May 5, 2000) to December 31, 2000 and as of December 31, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

Statement of operations data:	Years ended December 31,
	2000	2001	2002	2003

		(restated)(1)	(restated)(1)

	(in thousands, except per share data)
Total revenues	$—	$3,115	$6,213	$6,904
Cost of revenues	—	3,313	2,426	3,223

Gross profit (loss)	—	(198)	3,787	3,681

Operating expenses:
Research and development	621	8,076	10,729	8,230
Sales and marketing	413	3,970	6,581	4,698
General and administrative	1,043	2,984	3,037	1,715
Restructuring	—	—	1,872	1,657
Stock-based compensation	—	113	1,177	237

Total operating expenses	2,077	15,143	23,396	16,537

Loss from operations	(2,077)	(15,341)	(19,609)	(12,856)
Interest income and other expenses, net	396	1,199	784	258

Loss before provision for income taxes	(1,681)	(14,142)	(18,825)	(12,598)

Net loss	$(1,681)	$(14,143)	$(18,853)	$(12,941)

Basic and diluted net loss per share	$(1.05)	$(5.29)	$(3.52)	$(1.89)

Shares used in computing basic and diluted net loss per share	1,604	2,676	5,358	6,851

Statement of cash flows data:	Years ended December 31,
	2000	2001	2002	2003

		(restated)(1)	(restated)(1)

	(in thousands)
Cash used in operating activities	$(4,911)	$(8,011)	$(14,775)	$(9,766)
Cash provided by (used in) investing activities	(11,584)	(13,976)	11,206	2,321
Cash provided by (used in) financing activities	25,466	30,016	174	(7)

Balance sheet data:	As of December 31,
	2000	2001	2002	2003

		(restated)(1)	(restated)(1)

	(in thousands)
Cash, cash equivalents and short-term investments	$19,867	$31,979	$15,796	$6,682
Accounts receivable	—	125	576	1,273
Long-term investments	—	7,815	7,393	6,856
Total assets	24,196	45,722	29,161	18,539
Deferred revenue	—	4,869	5,011	6,296
Net working capital	19,550	26,738	10,226	786
Accumulated deficit	(1,681)	(15,824)	(34,677)	(47,619)
Total stockholders’ equity	23,770	39,839	22,301	9,839

(1)	See Note 2 of notes to consolidated financial statements.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2003 should be read in conjunction with our “Selected historical consolidated financial data” and our consolidated financial statements and related notes that appear in this prospectus. As described in Note 2 of notes to our consolidated financial statements, we have restated our financial statements as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002, to account for stock-based compensation matters. The discussion outlines our historical results of operations and other factors that are expected to affect our prospective financial condition. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors.”

OVERVIEW

We are a leading global provider of software that enables wireless operators to offer secure, affordable and real-time wireless data services to their business and individual subscribers. Our software allows access to e-mail as well as other business and personal information on a wide variety of wireless handheld devices or access points such as Internet browsers. We license our System SEVEN software to wireless operators who embed it into their existing networks and systems. We believe this “operator-centric” approach allows operators to offer their subscribers bundled, branded and differentiated wireless services at a relatively low cost in order to enhance customer loyalty and increase revenues.

Our current customers include Cingular Wireless and Sprint PCS in the United States, KDDI Corp, NTT DoCoMo and SingTel group, including Globe Telecom, Optus and SingTel, in Asia Pacific, and mmO2 and Orange in Europe. As of December 31, 2003, our customers had reported a total of approximately 144 million subscribers. We license our software to wireless operators either directly or through key distribution and systems integrator partners, which currently include NEC and Hewlett-Packard. For example, pursuant to a strategic value added reseller and distribution agreement with us, NEC sublicenses our software to NTT DoCoMo and KDDI.

We were founded in May 2000 as Leap Corporation and in December 2000 changed our name to Seven Networks, Inc. Since our inception, we have financed our operations through the sale of our capital stock and revenues generated from our wireless operator customers. In 2000, we raised $25.4 million in our initial venture financing. In July 2001, we raised $29.9 million in our second venture financing. Our investors include Ignition, LLC, Greylock, Saints Capital and SOFTBANK Asian Infrastructure Fund.

To date, we have experienced significant operating losses as we have made substantial investments in research and development, sales and marketing and our overall infrastructure. We expect to continue to make substantial investments in these areas in the future to expand our market presence by adding new wireless operator customers and by increasing subscriber adoption of wireless data services based on our software. Our ability to generate profits and positive cash flow from operations will depend primarily on increasing revenues to offset anticipated increases in operating expenses. Even if we are able to achieve profitability in any period, we may not be able to increase or sustain profitability on a quarterly or annual basis. For the foreseeable future, we plan to invest cash in our operations, particularly in sales and marketing, and research and development.

Management’s discussion and analysis of financial condition and results of operations

SOURCES AND COSTS OF REVENUES

We have derived, and we expect to continue to derive, at least in the near term, a significant portion of our revenues from a limited number of wireless operator customers. In 2003, we recognized approximately 98% of our total revenues from four of our customers: Cingular Wireless, NTT DoCoMo, Orange and Sprint PCS. NTT DoCoMo and Orange accounted for approximately 43% and 24% of these revenues, respectively. In 2002, mmO2 and Cingular Wireless accounted for approximately 75% and 19% of total revenues, respectively. In order to increase our revenues, we will need to substantially increase the number of wireless operator customers and subscribers who use our software.

We classify our revenues into three main categories:

➢	License. License revenues accounted for 92.7% of our total revenues in 2001, 32.2% in 2002 and 43.5% in 2003. Historically, we have granted wireless operators a perpetual license to offer wireless data services based on our software to a specified number of subscribers in exchange for non-recurring, up-front fees. As a result, our license revenues have fluctuated significantly, depending on the timing of the delivery of our software and satisfaction of revenue recognition criteria.

Commencing in 2003, we began to license our software pursuant to subscription-based agreements. These agreements have limited up-front fees and require wireless operators to pay a monthly fee for each subscriber of wireless data services based on our software. As we renegotiate agreements and enter into new agreements, we will seek to convert our existing non-recurring revenue model to a subscription-based model. If we are unsuccessful in implementing a subscription-based model, our revenues may continue to fluctuate significantly, depending on when we recognize up-front license fees.

At December 31, 2003, we had deferred revenue of $6.3 million, including $4.7 million in deferred revenue from a single customer. Our deferred revenue consists of amounts deferred for ongoing support and maintenance and other amounts deferred pending the delivery of specific upgrades or acceptance of our software by our customers. Our revenues may fluctuate significantly in any given quarter pending satisfaction of our revenue recognition policies.

➢	Support, maintenance and hosting. Support, maintenance and hosting revenues accounted for 7.3%, 52.2% and 41.7% of our total revenues in 2001, 2002 and 2003, respectively. Support and maintenance include the right to unspecified upgrades and ongoing support. Support and maintenance revenues are deferred and recognized ratably as services are provided over the support and maintenance period. Hosting is provided on a monthly basis to wireless operators who require these services. The duration and expiration of a hosting contract is usually determined by wireless operators choosing to transition the hosting of our software to their own facilities. Hosting is billed on a fixed fee basis and recognized over the hosting period.

➢	Professional services. Professional services revenues, consisting of fees associated with customization and implementation of our software and training, accounted for 0.0%, 15.6% and 14.8% of our total revenues in 2001, 2002 and 2003, respectively. Our customization, implementation and training engagements are billed either on time and materials or a fixed fee basis.

Our cost of revenues includes the following:

➢	License. Cost of license revenues consists of royalties on third party software that has been incorporated in our software since 2003.

➢	Support, maintenance and hosting. Cost of support, maintenance and hosting revenues primarily consists of employee-related costs to host our service and provide support, depreciation expense associated with computer equipment and allocated overhead. We allocate overhead such as rent and

Management’s discussion and analysis of financial condition and results of operations occupancy charges, employee benefit costs and depreciation expense to all departments based on headcount. As such, general overhead expenses are reflected in each operating expense category and cost of revenue, excluding cost of license. The delivery of hosting services requires significant capital expenditures to develop or expand hosting centers and related infrastructure. Because of these capital expenditures and related personnel requirements, gross profit percentages from hosting services are generally lower than from software licenses.

➢	Professional services. Cost of professional services revenues consists primarily of employee-related costs associated with the customization and implementation of our software and allocated overhead.

OPERATING EXPENSES

➢	Research and development. Research and development expenses consist primarily of salaries and related overhead expenses for development and engineering personnel, fees paid to outside contractors and consultants and allocated overhead. We have historically focused our engineering efforts on increasing the functionality and enhancing the ease of use of our software. We expense our research and development costs as they occur.

➢	Sales and marketing. Sales and marketing expenses consist primarily of salaries and related expenses, including commissions, marketing programs, corporate communications expenses, product marketing expenses and allocated overhead.

➢	General and administrative. General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, legal and human resources personnel, professional fees, other corporate expenses and allocated overhead.

➢	Restructuring. In September 2002 and January 2003, we downsized our operations and implemented cost-reduction plans to reduce ongoing operating expenses and to focus on key areas of our business. These plans resulted in restructuring charges related to employee severance, termination of an equipment lease and consolidation of excess facilities.

➢	Stock-based compensation. Stock-based compensation expenses are related to option grants to employees in situations where the exercise price was less than the deemed fair value of our common stock at the date of grant. These charges have been significant and are reflected in our historical financial results.

SUMMARY OF RESULTS OF OPERATIONS AND CURRENT OUTLOOK

Since inception through 2003, our revenues have grown primarily as a result of licensing our software to wireless operators and systems integrator partners. We licensed our software to our first customer in June 2001. We anticipate continuing to focus our sales efforts on adding wireless operator customers and systems integrator partners in 2004.

A significant portion of our revenues in 2002 and 2003 were non-recurring, up-front license fees. As we seek to renegotiate certain existing contracts and enter into new contracts, we plan to structure these agreements so that wireless operators pay us a monthly subscription fee based on the number of their subscribers using wireless data services based on our software. If successful, we anticipate generating a material amount of subscription revenues in 2004.

A relatively small number of subscribers use wireless data services based on our software at the present time. We will seek to grow subscriber adoption in 2004 by investing more in sales and marketing. A key element of this strategy is to promote our software as a low cost solution that makes wireless data services attractive to a broader segment of subscribers as more data-enabled wireless handheld devices enter the market.

Management’s discussion and analysis of financial condition and results of operations

During 2003, our operating expenses declined by $6.9 million compared to 2002 as result of cost savings realized from restructurings in September 2002 and January 2003. We reduced headcount in all areas of our company, closed certain sales offices in Germany, France and Singapore, and refocused our engineering efforts on our core software offerings. We anticipate moderate growth in operating expenses in 2004.

Although we anticipate revenue growth in 2004, we expect to operate at a loss throughout the year.

RESULTS OF OPERATIONS

The following tables set forth financial data as a percentage of operating revenues and in dollars for the years ended December 31, 2001, 2002 and 2003. As described in Note 2 of the consolidated financial statements, we have restated our financial statements as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002 to account for stock-based compensation matters.

	Years ended December 31,
	2001	2002	2003

	(restated)	(restated)
Revenues:
License	92.7%	32.2%	43.5%
Support, maintenance and hosting	7.3	52.2	41.7
Professional services	—	15.6	14.8

Total revenues	100.0	100.0	100.0
Cost of revenues	106.4	39.0	46.7

Gross profit (loss)	(6.4)	61.0	53.3
Total operating expenses:
Research and development	259.3	172.7	119.2
Sales and marketing	127.5	105.9	68.1
General and administrative	95.8	48.9	24.8
Restructuring	—	30.1	24.0
Stock-based compensation	3.6	19.0	3.4

Operating expenses	486.2	376.6	239.5
Operating loss	(492.6)	(315.6)	(186.2)
Interest income and other expenses, net	38.5	12.7	3.8

Net loss before provision for income taxes	(454.0)	(302.9)	(182.4)
Provision for income taxes	(0.1)	(0.5)	(5.0)

Net loss	(454.1)%	(303.4)%	(187.4)%

Management’s discussion and analysis of financial condition and results of operations

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

	Years ended December 31,
	2002	% of total revenues	2003	% of total revenues	% Change

	(in thousands, except percentages)
Revenues by category:
License	$2,000	32.2%	$3,006	43.5%	50.3%
Support, maintenance and hosting	3,241	52.2	2,879	41.7	(11.2)
Professional services	972	15.6	1,019	14.8	4.8

Total revenues	$6,213	100.0%	$6,904	100.0%	11.1%

	Years ended December 31,
	2002	% of total revenues	2003	% of total revenues	% Change

	(in thousands, except percentages)
Revenues by geography:
United States	$1,173	18.9%	$2,109	30.5%	79.8%
Europe	4,658	75.0	1,793	26.0	(61.5)
Asia Pacific	382	6.1	3,002	43.5	685.9

Total revenues	$6,213	100.0%	$6,904	100.0%	11.1%

The increase in license revenues of $1.0 million, or 50%, in 2003 compared to 2002 was primarily due to our continued expansion into international markets. During 2003, we licensed our software to NTT DoCoMo and SingTel group, including Globe Telecom, Optus and SingTel, in Asia Pacific and to Orange in Europe. The decrease in support, maintenance and hosting revenues in 2003 compared to 2002 was primarily due to a decrease in hosting revenues from an existing wireless operator customer that was partially offset by an increase in support and maintenance revenues from new and existing wireless operator customers. Professional services revenues in 2003 consisted primarily of installation and customization fees earned from new customer implementations. In 2002, professional services revenues consisted solely of customization fees earned from existing customers.

The increase in revenues in Asia Pacific in 2003 compared to 2002 was the result of our strategic efforts to license our software to wireless operators in areas with the greatest concentration of wireless data subscribers. Revenues in Europe declined in 2003 compared to 2002 due to the completion of a large licensing and hosting arrangement in 2002 with an existing wireless operator customer. This decrease was offset in part by the addition of a licensing agreement with a new wireless operator customer in Europe in 2003.

In 2004, we will seek to generate additional revenues by adding new wireless operator customers in key regions and by increasing the number of active subscribers who use wireless data services based on our software.

Management’s discussion and analysis of financial condition and results of operations

Cost of revenues and gross profit (loss)

	Years ended December 31,
	2002	2003	% Change

	(in thousands, except percentages)
Cost of revenues:
License	$—	$24	nm
Support, maintenance and hosting	2,125	2,373	11.7
Professional services	301	826	174.0

Total cost of revenues	$2,426	$3,223	32.8%

Gross profit	$3,787	$3,681	(2.8)%

Gross profit %	61.0%	53.3%

The increased cost of revenues in 2003 compared to 2002 resulted from an increase in support, maintenance and professional services expenses required to support three new wireless operator customers in 2003. To the extent our customer base grows, we may need to invest additional resources in our hosting and support and professional services infrastructure. The timing of these additional expenses could affect our cost of revenues, both in terms of absolute dollars and as a percentage of revenues, especially in a particular quarterly period. As the number of wireless operators we support grows, we plan to increase the number of employees who are fully dedicated to support services.

Gross profit declined by $0.1 million from 2002 to 2003, reflecting a $1.0 million increase in gross profit from licensing revenues that was offset by decreases in gross profit from support, maintenance and hosting and professional services revenues of $0.6 million and $0.5 million, respectively. The decline in gross profit from support, maintenance and hosting revenues reflects a decline in hosting revenues that was not offset by a corresponding decline in cost of hosting revenues, which tend to be relatively fixed over the short run. The decline in gross profit from professional services reflects a significant increase in labor costs resulting from the increased complexity of deploying our software with an international wireless operator. Because license revenues have higher gross profit percentages than support, maintenance and licensing and professional service revenues, we anticipate that gross profit may increase on both an absolute and percentage basis if we are successful in increasing license revenues.

Research and development

	Years ended December 31,
	2002	2003	% Change

	(in thousands, except percentages)

Research and development	$10,729	$8,230	(23.3)%

% of total revenues	172.7%	119.2%

The decrease in research and development expenses of $2.5 million, or 23.3%, in 2003 compared to 2002 was primarily due to reduced average headcount and the reduction of overhead costs, resulting from our restructurings in September 2002 and January 2003. Our research and development headcount decreased to 49 at December 31, 2003 from a high of 69 at June 30, 2002. As our products commercially launched, our engineering efforts shifted from research and development to the enhancement of our products. As we upgrade and extend our service offerings, enter new markets and strive to meet the ongoing requirements of our wireless operator customers, we expect that research and

Management’s discussion and analysis of financial condition and results of operations development expenses will increase in absolute dollars. However, we anticipate that to the extent our revenues increase, these research and development expenses will decrease as a percentage of our total revenue.

Sales and marketing

	Years ended December 31,
	2002	2003	% Change

	(in thousands, except percentages)
Sales and marketing	$6,581	$4,698	(28.6)%

% of total revenues	105.9%	68.1%

The decrease in sales and marketing expenses of $1.9 million, or 28.6%, in 2003 as compared to 2002 was primarily due to lower salary and lease costs, as we closed or downsized sales offices in Europe in the second half of 2002. In late 2002, we also reduced our domestic sales force and provided fewer product marketing resources. Our total sales and marketing headcount at December 31, 2003 was 18, compared to a high of 25 at June 30, 2002. We expect to increase sales and marketing personnel in order to add new customers, increase adoption by subscribers of wireless data services based on our software and broaden our reseller and handset manufacturer relationships. We also expect to expand our domestic and international sales and marketing activities. We anticipate that sales and marketing expenses will increase in absolute dollars in 2004 and will continue to represent a substantial percentage of total revenues.

General and administrative

	Years ended December 31,
	2002	2003	% Change

	(in thousands, except percentages)
General and administrative	$3,037	$1,715	(43.5)%

% of total revenues	48.9%	24.8%

The decrease in general and administrative expenses of $1.3 million, or 43.5%, in 2003 compared to 2002 was primarily due to the renegotiation of the lease for our headquarters and reduction in headcount in early 2003. Our general and administrative headcount decreased to seven at December 31, 2003 from a high of 13 at June 30, 2002. We expect that in the future, general and administrative expenses may increase in absolute dollars as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and to our operations as a public company. However, to the extent our revenues increase, these expenses may decrease as a percentage of our total revenue.

Restructuring

	Years ended December 31,
	2002	2003	% Change

	(in thousands, except percentages)
Restructuring	$1,872	$1,657	(11.5)%

% of total revenues	30.1%	24.0%

Management’s discussion and analysis of financial condition and results of operations

In 2003, we recorded a restructuring charge of $1.7 million, or 24.0% of total revenues, including $0.4 million of employee severance and related costs. In December 2003, we subleased a portion of unused space at our headquarters in Redwood City and recorded a $1.0 million charge pertaining to the estimated future obligations under the non-cancelable lease offset by the estimated contractual sublease income to be received over the sublease term and an impairment of related leasehold improvements of $0.2 million.

In 2002, we recorded a restructuring charge of $1.0 million, or 30.1% of total revenues, comprised of employee severance costs to reduce our sales and marketing resources in Europe and the size of our workforce at our headquarters. Additionally, we paid $0.9 million to terminate an equipment lease.

Stock-based compensation

	Years ended December 31,
	2002	2003	% Change

	(restated)

	(in thousands, except percentages)
Stock-based compensation	$1,177	$237	(79.9)%

% of total revenues	19.0%	3.4%

The decrease in stock-based compensation of $0.9 million, or 79.9% in 2003 compared to 2002 primarily resulted from the cancellation of unvested options as we decreased our headcount in early 2003. Deferred stock compensation, which stems principally from the grant of employee stock options with exercise prices below the deemed fair value of the underlying common stock on the date of the grant, is being amortized over the vesting period using the accelerated method described in FASB Interpretation (FIN) No. 28. We expect stock-based compensation expenses to grow in 2004 and beyond as a result of granting options below the deemed fair value at the date of grant in the first quarter of 2004. See Note 2 of notes to our consolidated financial statements for information about the restatement of our stock-based compensation expense.

Interest income and other expenses, net

	Years ended December 31,
	2002	2003	% Change

	(in thousands, except percentages)
Interest income and other expenses, net	$784	$258	(67.1)%

% of total revenues	12.7%	3.8%

Interest income and other expenses, net decreased by $0.5 million, or 67.1%, in 2003 compared to 2002, primarily due to decreases in interest income related to lower balances of cash, cash equivalents and marketable securities and a general decline in interest rates in 2003 compared to 2002.

Provision for income taxes

	Years ended December 31,
	2002	2003	% Change

	(in thousands, except percentages)
Provision for income taxes	$28	$343	1,118.7%

% of total revenues	0.5%	5.0%

Management’s discussion and analysis of financial condition and results of operations

Our tax provision in 2003 was primarily comprised of withholding taxes on software license revenues from customers in Japan of $0.3 million and income taxes paid in international jurisdictions of $0.1 million. As we continue licensing our software to international wireless operators, we anticipate that we will continue to pay withholding taxes and incur income taxes at our foreign subsidiaries. Domestically, we anticipate incurring operating losses for at least the next year and do not expect to have any significant federal or state income tax liability.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

	Years ended December 31,
	2001	% of total revenues	2002	% of total revenues	% Change

	(in thousands, except percentages)
Revenues by category:
License	$2,888	92.7%	$2,000	32.2%	(30.7)%
Support, maintenance and hosting	227	7.3	3,241	52.2	1,327.3
Professional services	—	—	972	15.6	nm

Total revenues	$3,115	100.0%	$6,213	100.0%	99.5%

	Years ended December 31,
	2001	% of total revenues	2002	% of total revenues	% Change

	(in thousands, except percentages)
Revenues by geography:
United States	$3,115	100%	$1,173	18.9%	(62.3)%
Europe	—	—	4,658	75.0	nm
Asia Pacific	—	—	382	6.1	nm

Total revenues	$3,115	100.0%	$6,213	100.0%	99.5%

Even though the number of wireless operator customers increased in 2002 compared to 2001, license revenues decreased by $0.9 million, or 30.7%, in 2002 compared to 2001, primarily due to deferral of license revenues from one customer. The increase in hosting and maintenance revenues in 2002 compared to 2001 was primarily due to an increase in the total number of customers that license our software. Professional services revenues were $1.0 million during 2002 and were primarily comprised of customization fees earned from existing customers. In 2001, we had no professional services revenues due to the early stage of our products.

Revenues in the United States in 2001 were recognized solely from one customer. Revenues in Europe in 2002 were recognized solely from one customer.

Management’s discussion and analysis of financial condition and results of operations

Cost of revenues and gross profit (loss)

	Years ended December 31,
	2001	2002	% Change

	(in thousands, except percentages)
Cost of revenues:
License	$—	$—	—%
Support, maintenance and hosting	3,312	2,125	(35.9)
Professional services	—	301	nm

Total cost of revenues	$3,312	$2,426	(26.8)%

Gross profit (loss)	$(198)	$3,787	2,014.0%

Gross profit (loss) %	(6.4%)	61.0%

The decrease in cost of revenues of $0.9 million, or 26.8%, in 2002 compared to 2001 was primarily due to a reduction in third party rental costs in 2002 resulting from termination of an equipment lease in the first quarter of 2002.

The increase in gross profit of $4.0 million in fiscal 2002 compared to fiscal 2001 reflects increases in gross profit from support, maintenance and hosting and professional services revenues of $4.2 million and $0.7 million, respectively, that was partly offset by a $0.9 million decline in gross profit from license revenues.

Research and development

	Years ended December 31,
	2001	2002	% Change

	(in thousands, except percentages)
Research and development	$8,076	$10,729	32.9%

% of total revenues	259.3%	172.7%

The increase in research and development expenses of $2.7 million, or 32.9%, in 2002 compared to fiscal 2001 was primarily due to additional headcount needed to support our research and development efforts to enhance our software and adapt our software for international deployment.

Sales and marketing

	Years ended December 31,
	2001	2002	% Change

	(in thousands, except percentages)
Sales and marketing	$3,970	$6,581	65.8%

% of total revenues	127.5%	105.9%

Sales and marketing expenses increased in 2002 compared to 2001 by $2.6 million, or 65.8%, primarily as a result of our expansion into international markets. During 2002, we opened new sales offices in Japan, Germany, Singapore and France; added additional headcount in the United Kingdom; and expanded our product marketing headcount at our headquarters. Our marketing and sales headcount increased from 13 as of December 31, 2001 to 21 as of December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

General and administrative

	Years ended December 31,
	2001	2002	% Change

	(in thousands, except percentages)
General and administrative	$2,984	$3,037	1.8%

% of total revenues	95.8%	48.9%

The increase in general and administrative expenses in fiscal 2002 compared to fiscal 2001 of $0.1 million, or 1.8%, was due to increased headcount to support our growth in revenues and international expansion partially offset by lower rent as we renegotiated of our operating lease in May 2002 for our headquarters.

Restructuring

	Years ended December 31,
	2001	2002	% Change

	(in thousands, except percentages)
Restructuring	$—	$1,872	nm

% of total revenues	—%	30.1%

In 2002, we took a restructuring charge of $1.0 million for employee severance costs to reduce our sales and marketing resources in Europe and reduce the size of our workforce at our headquarters. Additionally, we paid $0.9 million to terminate an equipment lease.

Stock-based compensation

	Years ended December 31,
	2001	2002	% Change

	(restated)	(restated)

	(in thousands, except percentages)
Stock-based compensation	$113	$1,177	940.6%

% of total revenues	3.6%	19.0%

Stock-based compensation increased $1.1 million, or 940.6%, in 2002 compared to 2001 due to an increase in the number of options granted where the deemed fair value on the date of grant exceeded the exercise price. The increase was attributable to our continued headcount growth to support our operations.

Interest income and other expenses, net

	Years ended December 31,
	2001	2002	% Change

	(in thousands, except percentages)
Interest income and other expenses, net	$1,199	$784	(34.6)%

% of total revenues	38.5%	12.7%

Management’s discussion and analysis of financial condition and results of operations

Interest income and other expenses, net decreased $0.4 million, or 34.6%, in 2002 compared to 2001 primarily due to lower interest income related to a decline in balances of cash, cash equivalents and marketable securities and a general decrease in interest rates in 2002 compared to 2001.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth selected unaudited quarterly consolidated statement of operations data for our eight most recently completed fiscal quarters through December 31, 2003. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus.

Our revenues and related gross profit have fluctuated significantly from quarter to quarter. Our costs of revenues and operating expenses are fixed based on headcount and fixed overhead expenses. Our quarterly operating results may fluctuate significantly in future quarters due to the development of the wireless telecommunications market; fluctuations in demand for our software and services; the timing of the introduction and promotion of products and services based on our software by wireless operators and wireless device manufacturers; the timing of recognizing revenues, particularly up-front license fees; acceptance of products and services incorporating our technology by customers of wireless operators and wireless device manufacturers; the level of subscriber turnover experienced by our customers; introductions of new products by us and our competitors and changes in our pricing policies or the pricing policies of our competitors; our ability to manage costs, including personnel and support services costs; and delays of customer purchases caused by announcements of new technology or otherwise.

Management’s discussion and analysis of financial condition and results of operations

The occurrence of one or more of these factors might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and should not be relied upon as an indication of future performance.

	Three months ended
	Mar 31, 2002	June 30, 2002	Sept 30, 2002	Dec 31, 2002	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands)
Revenues:
License	$—	$2,000	$—	$—	$263	$1,541	$1,180	$22
Support, maintenance and hosting	594	2,229	251	167	499	782	791	807
Professional services	100	522	8	342	360	405	244	10

Total revenues	694	4,751	259	509	1,122	2,728	2,215	839
Cost of revenues:
License	—	—	—	—	6	6	6	6
Support, maintenance and hosting	499	447	634	545	579	521	626	646
Professional services	—	17	167	118	314	370	139	3

Cost of revenues	499	464	801	663	899	897	771	655

Gross profit (loss)	195	4,287	(542)	(154)	223	1,831	1,444	184

Total operating expenses
Research and development	2,819	3,059	2,671	2,180	2,031	1,803	2,218	2,178
Sales and marketing	1,280	1,456	2,078	1,767	1,348	1,166	1,026	1,158
General and administrative	529	848	910	749	453	535	276	451
Restructuring	1,065	14	500	293	367	42	—	1,249
Stock-based compensation	92	281	445	359	(355)	141	207	244

Operating expenses	5,785	5,658	6,604	5,348	3,844	3,687	3,727	5,280
Operating loss	(5,590)	(1,371)	(7,146)	(5,502)	(3,621)	(1,856)	(2,283)	(5,096)
Interest income and other expenses, net	201	145	193	245	99	83	54	22

Net loss before provision for income taxes	(5,389)	(1,226)	(6,953)	(5,257)	(3,522)	(1,773)	(2,229)	(5,074)
Provision for income taxes	—	—	—	(28)	(23)	(119)	(116)	(85)

Net loss	$(5,389)	$(1,226)	$(6,953)	$(5,285)	$(3,545)	$(1,892)	$(2,345)	$(5,159)

(1)	See Note 2 of notes to consolidated financial statements. The operating results for the quarters ended March 31, June 30, September 30 and December 31, 2002 have been restated to reflect (i) an increase in stock-based compensation expense of $0.1 million, $0.3 million, $0.4 million and $0.3 million, respectively, as a result of amortizing the remeasured deferred stock-based compensation for employee awards over the appropriate vesting periods and (ii) an immaterial increase in general and administrative expenses related to restricted stock, options and warrants issued to non-employees for the 2002 quarters presented.

Management’s discussion and analysis of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES

The table shown below presents our liquidity position at the end of 2003 and for the prior years:

	Years ended December 31,
	2001	2002	2003

	(in thousands)
Cash and cash equivalents	$17,000	$13,596	$6,181
Short-term investments	14,979	2,200	501
Long-term investments	7,815	7,393	6,856

Total	$39,794	$23,189	$13,538

Accounts receivable	$125	$576	$1,273

Since our inception, we have financed our operations primarily through the sale of our capital stock and revenues generated by sales to our wireless operators customers. We raised $25.4 million in venture financing in 2000 and $29.9 million in venture financing in 2001, for total net proceeds of $55.4 million.

Our principal sources of liquidity as of December 31, 2003 were cash and cash equivalents, short-term and long term investments totaling $13.5 million and accounts receivable of $1.3 million. The decline in cash, cash equivalents and investments from December 31, 2001 to December 31, 2003 is primarily due to net cash used in operations.

Net cash used in operating activities was $9.8 million in 2003, $14.8 million in 2002 and $8.0 million in 2001. The decrease in cash used in operating activities from 2002 to 2003 was primarily due to a reduction in our net loss from $18.9 million in 2002 to $12.9 million in 2003, resulting primarily from a decline in operating expenses after our restructuring and to a lesser extent from a $0.7 million increase in revenues in 2003 compared to 2002. The increase in net cash used in operating activities from 2001 to 2002 was primarily due to an increase in our net loss from $14.1 million in 2001 to $18.9 million in 2002, reflecting significant increases in operating expenses that were partly offset by a $3.1 million increase in revenues. In 2002, we opened new sales offices in Japan, Singapore, France and Germany.

Historically, net cash used in operating activities has been affected by (i) changes in working capital accounts, particularly increases in deferred revenue, and (ii) adjustments for non-cash expenses, particularly depreciation and amortization and stock-based compensation. Our deferred revenue increased by $4.9 million, $0.1 million and $1.3 million in 2001, 2002 and 2003, respectively. At December 31, 2003, $4.7 million of deferred revenue was from a single customer.

Net cash provided by investing activities was $2.3 million in 2003 and $11.2 million in 2002. Net cash used in investing activities was $14.0 million in 2001. These amounts primarily related to changes in our portfolio of marketable securities to manage our operating needs and capital expenditures. Our capital expenditures were $2.5 million, $2.8 million and $42,000 in 2001, 2002 and 2003, respectively. The large expenditures in 2001 and 2002 resulted from significant investments to build and expand hosting capacity and to enhance our research and development infrastructure. As we increase the number of wireless operator customers and the number of subscribers using our software, we may need to increase capital expenditures to increase the capacity of our hosting infrastructure.

Net cash provided by financing activities was $30.0 million in 2001, consisting primarily of $29.9 million from a private placement of preferred stock, and $0.2 million in 2002. Net cash used in financing activities was immaterial in 2003.

Management’s discussion and analysis of financial condition and results of operations

During 2000, we established a $2.0 million letter of credit in favor of the lessor of our headquarters facility. As of December 31, 2003, the funds available for withdrawal on this letter of credit were reduced to $0.9 million. This letter of credit is collateralized by $1.2 million in cash and investments maintained at the granting financial institution. We have reflected these investments as restricted cash on our consolidated balance sheet. As of December 31, 2003, no amounts have been drawn against the letter of credit. The letter of credit renews annually and expires on September 30, 2008, concurrent with expiration of our lease.

We believe our existing cash and cash equivalents and investments as well as cash generated from operations will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months.

Our future capital requirements will depend on many factors, including the level of our revenues, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into key geographic regions, the timing of introductions of new services and enhancements to existing services and the continuing market acceptance of our services. To the extent that funds generated by this offering, together with existing cash and investments and cash generated from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are not currently considering any investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Capital expenditures

Since our inception, we have spent approximately $5.7 million in capital expenditures for our data centers, network infrastructure, research and development and other operations. We expect to spend approximately $0.3 million in capital expenditures in 2004. We will have to increase our capital expenditures, if we are required to expand our hosting capacity beyond planned levels, We believe our cash on hand and anticipated cash flows from operations will be sufficient to fund our planned and potential additional capital expenditures in 2004.

Contractual obligations

Our primary contractual obligation arises under the operating lease for our headquarters facility. The term of our lease began in December 2000 and extends through September 2008. Future minimum rental payments required under our operating lease as of December 31, 2003 are as follows:

	Years ending December 31,
	2004	2005	2006	2007	2008

	(in thousands)
Operating lease obligations	$1,951	$2,013	$2,083	$2,144	$1,646

Other arrangements

Other than our $2.0 million letter of credit and the contractual obligations under our operating lease described above, we do not have commercial commitments under lines of credit, standby repurchase obligations or other such debt arrangements. We have no off-balance sheet arrangements or transactions with unconsolidated limited purpose entities, nor do we have any undisclosed material transactions or commitments involving related persons or entities.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. See our consolidated financial statements and related notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies represent areas where significant judgments and estimates have been used in the preparation of our consolidated financial statements.

Revenue recognition

We make significant judgments related to revenue recognition. Specifically, in connection with each software transaction, we must evaluate whether: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our fee is fixed or determinable, (iv) collectibility is probable and (v) if professional services are included in the arrangement, whether the services are essential to the functionality of the software. We apply these criteria as discussed below.

Persuasive Evidence of an Arrangement Exists. We require a written contract, signed by both the customer and us prior to recognizing revenue on an arrangement.

Delivery Has Occurred. We deliver software to our customers electronically. Delivery occurs when we provide the customer access codes or “keys” that allow the customer to take immediate possession of the software on its hardware. If the contract contains substantive acceptance provisions, such as successful commercial launch by our customers of wireless data services based on our software, delivery is not considered to have occurred, and revenue is deferred, until such time as the acceptance has been received from the customer, as we do not have adequate experience providing these services through acceptance.

The Fee is Fixed or Determinable. Our standard payment terms are net 30 to 45 days from the invoice date. When an arrangement includes standard payment terms, we regard the fee as fixed or determinable, and we recognize revenue upon delivery, assuming other revenue recognition criteria are met. If the payment terms do not meet this standard, which we refer to as “extended payment terms,” we do not consider the fee to be fixed or determinable and recognize revenue when customer installments are due and payable.

Collectibility is Probable. To recognize revenue, we must judge collectibility of the fees due from the customer, which we do on a customer-by-customer basis pursuant to our credit review policy. For a new customer, we evaluate the customer’s financial position and ability to pay. If we determine that collectibility is not probable based upon our credit review process or the customer’s payment history, we recognize revenue on a cash-collected basis.

Services Essential to the Functionality. Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. To date, professional services, including installation and integration services, that are sold together with

Management’s discussion and analysis of financial condition and results of operations the initial software license have been considered essential to the functionality of the software due to the following factors: (1) customers to date have relied on us for integration assistance; (2) our software is not “shrink-wrapped” and must be modified/integrated into the wireless operator’s network; and (3) payment for the service element is often not due until installation and integration is complete. If we provide professional services that are considered essential to the functionality of our software products, both the software license revenue and the service revenue are recognized under contact accounting in accordance with the provisions of SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Because these arrangements also have substantive acceptance provisions, often tied to the customer’s commercial service launch, and the unique nature of each customer integration effort, we have not been able to reasonably estimate completion status and the completed-contract method has been used. Arrangements where services have not been considered essential to the functionality of our software have been limited to follow-on professional services arrangements. For fixed-fee arrangements, when services are not considered essential to the functionality, professional services revenue is recognized as services are performed based on the ratio of direct labor hours incurred to date to total projected labor costs. Where completion status cannot be reasonably estimated, revenue is recognized when all of the professional services have been delivered. For time-and-materials billing arrangements, we recognize revenue as services are performed.

We allocate revenue on software transactions involving multiple elements to each element based on their relative fair values. Our determination of fair value of each element in multiple element arrangements is based on vendor specific objective evidence (VSOE). Our assessment of VSOE for each element is based on the price charged when the same element is sold separately.

We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the support, maintenance and hosting components of our perpetual license products and to professional services. Accordingly, assuming all other revenue recognition criteria are met, we recognize revenue from perpetual licenses upon delivery or acceptance, if applicable, using the residual method in accordance with SOP 98-9.

Accounting for stock-based awards

We record deferred stock-based compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. We granted stock options with exercise prices of $0.20 to $0.40 during the three-year period ending December 31, 2003. During this period, we determined that the fair value of our common stock increased from $0.20 to $2.00. In the absence of a public trading market for our common stock, we considered numerous objective and subjective factors in determining the fair value of the common stock for the granting of options. These factors included, but were not limited to: our financial and operating performance, with specific focus on revenues and customer wins; our progress in implementing our business plan and achieving our performance targets; assessment of future business risks, including successful development of our products; timing of market acceptance for our products; and degree of market penetration by competitors; and the likelihood of achieving a liquidity event, such as an initial public offering (IPO).

In addition to these general factors, we also considered specific factors such as the sale of our preferred stock to third parties in 2000 and July 2001 and the engagement of bankers to initiate the process of our IPO in February 2004. Although it is reasonable to expect that the IPO will add value to our common stock, because they will have increased liquidity and marketability, the amount of additional value can neither be measured with precision nor certainty until after the IPO occurs and a market is established

Management’s discussion and analysis of financial condition and results of operations for the shares. Furthermore, the IPO price is only an estimate of the fair value of a share, which will not be known with certainty until the price volatility often associated with the period immediately following an IPO ceases.

Legal contingencies

We are subject to various claims and legal actions, including the Visto litigation. See “Business—Legal Proceedings.” We have accrued for estimated losses in accordance with GAAP for those matters where we believe that the likelihood that a loss has occurred is probable and the amount of loss is reasonably estimable. Although we believe we have properly accrued for estimable and probable losses regarding the outcome of outstanding legal proceedings, claims and litigation involving us, litigation is inherently uncertain, and there can be no assurance that existing or future litigation will not have a material adverse effect on our business, results of operations or financial condition or that the current amount of accrued losses is sufficient for any actual losses that may be incurred. Our accrued claims liability was $29,000 at December 31, 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue arrangements with Multiple Deliverables.” Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of Issue No 00-21 applies to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of Issue No 00-21 did not have a material effect on consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivatives imbedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a significant impact to our consolidated financial position, results of operations or cash flows.

In December 2003, the FASB issued (FIN) Interpretation No. 46R (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FASB Interpretation FIN No. 46, which was issued in January 2003. As of the effective date of FIN No. 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN No. 46R apply to those entities. There is no grandfathering of existing entities. The adoption of FIN No. 46 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

Management’s discussion and analysis of financial condition and results of operations

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) 104, Revenue Recognition. SAB 104 revises or rescinds portions of interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our consolidated financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to market risk from changes in interest rates. Our exposure to interest rate risk relates primarily to our investment portfolio. We intend to protect the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. To minimize this risk, we maintain our portfolio of cash equivalents, short-term investments and long term investments in a variety of securities including commercial paper, money market funds, market auction preferred stock, and government and non-government debt securities. All investments are classified as either cash equivalents, short-term investments or long-term investments and are carried at fair value. We have no derivative financial instruments outstanding to hedge interest rate risk. If market rates were to increase immediately and uniformly by 10% from levels at December 31, 2003, the decline in fair value of the portfolio would not be material.

Foreign currency exchange risk

Although we pay a portion of our salaries and operating expenses that are fixed in Japanese Yen to our employees based in Japan, and to a lesser degree salary and operating expenses in British Pounds to our employee in the United Kingdom, to date our exposure to foreign currency rate fluctuations has not been significant. At December 31, 2003, two of our contracts have provisions to collect our fees in foreign currency, one in Japanese Yen and the other in British Pounds. At December 31, 2003, 3.3% of our accounts receivable and 26.0% of our revenues for the year ended December 31, 2003 were transacted in British Pounds. To date, we have not used derivative financial instruments for speculative trading purposes, nor do we hedge any foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates. We believe that a hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or results of operations.

Business

OVERVIEW

We are a leading global provider of software that enables wireless operators to offer secure, affordable and real-time wireless data services to their subscribers on a wide variety of wireless handheld devices. Wireless data services allow subscribers to use wireless handheld devices to access business and personal information such as e-mail, calendar, contacts, corporate directories and documents. Our objective is to provide software that drives the mass market adoption of affordable wireless data services by making information portable, ubiquitous and easy to access. We license our System SEVEN software to wireless operators who embed it into their existing networks and systems. We believe this “operator-centric” approach allows operators to offer their subscribers bundled, branded and differentiated wireless data services at a relatively low cost in order to enhance customer loyalty and increase revenues.

Our customers include Cingular Wireless and Sprint PCS in the United States; Globe Telecom, KDDI Corp, NTT DoCoMo, Optus and Singtel in Asia Pacific; and mmO2 and Orange in Europe. As of December 31, 2003, our customers had reported a total of approximately 144 million subscribers. We license our software to wireless operators either directly or through key distribution and systems integrator partners, which include NEC and Hewlett-Packard. Currently, our System SEVEN software is compatible with wireless handheld devices manufactured by Hitachi, HTC, Motorola, palmOne, Samsung, Sanyo, Sony Ericsson and Toshiba. Our software also supports a variety of software platforms, including BREW, J2ME, Microsoft Pocket PC and Smartphone, Palm OS and Symbian OS, as well as enterprise and consumer e-mail servers such as Microsoft Exchange, Lotus Domino and IMAP4/POP3.

THE MARKET FOR WIRELESS DATA SERVICES

Worldwide use of wireless voice and data services has grown rapidly, as cellular and other mobile communications technologies have become more widely available and affordable to the mass business and consumer markets. IDC, an independent research firm, estimates that worldwide there were 1.2 billion wireless voice subscribers at the end of 2003, with that number expected to reach 1.6 billion by 2007. Furthermore, IDC estimates that wireless voice services will generate approximately $317 billion in revenue in 2003 and $381 billion in revenue by 2007. In addition, the wireless data market has been growing faster than the wireless voice market and IDC estimates that wireless data revenues will increase at a compound annual growth rate of approximately 30% from $47 billion in 2003 to $135 billion in 2007. Key factors driving the growth of the wireless data services market include:

➢	Established revenue opportunity. Facing increased competition, wireless operators have sought to offer customized, branded, bundled voice and data communications services to increase revenues and enhance customer loyalty. According to IDC, wireless data revenues worldwide were approximately 13% of total wireless operator revenues in 2003, and are expected to grow to approximately 26% of total wireless operator revenues in 2007. In Japan, an advanced wireless data services market, Gartner, an independent research firm, estimates that approximately 24% of total wireless operator revenues in 2003 were generated from wireless data services such as NTT DoCoMo’s “i-mode” service, representing $12.5 billion in wireless data revenues.

Business

➢	Large mobile workforce. Enterprises have sought to extend their existing remote access service (RAS) to increase the productivity of their workforce by enabling a larger number of their employees to remain connected outside the workplace. According to IDC, this trend will cause an increase in the number of U.S. and European mobile workers from 171 million in 2003 to 198 million in 2006.

➢	Ubiquity of e-mail. Professionals and consumers have become increasingly dependent on e-mail as a form of communication, driving demand for affordable solutions that provide mobile e-mail access. E-mail is rapidly becoming one of the most compelling wireless data applications. Ovum, an independent research firm, forecasts that the number of worldwide wireless e-mail messages will increase from 6.1 billion in 2003 to 40.3 billion in 2005, representing a compound growth rate of approximately 560%.

➢	Next generation devices. Wireless device manufacturers have begun to introduce advanced converged devices that combine voice services with enhanced data functionality on a single, portable device. We expect the appeal of these devices to continue to improve as they become more affordable and functional. According to Gartner, the number of advanced converged wireless handheld devices shipped worldwide is expected to grow from 10 million in 2003 to 93 million in 2007, representing a compound annual growth rate of approximately 73% and accounting for approximately 18% of all wireless handheld devices expected to be shipped in 2007. We believe that the proliferation of compelling, easy to use and more functional converged devices will be a key factor in increasing the adoption rate of wireless data services, much like improvements in traditional voice wireless handsets helped drive the growth of wireless voice services.

➢	Next generation wireless networks. Most major wireless operators have made significant investments to acquire additional spectrum and to upgrade their networks to offer “next generation” wireless data services. To date, these upgrades have consisted primarily of “packet overlay” networks that enable the delivery of basic wireless data services over existing voice networks. These are commonly referred to as “2.5G” networks, using technologies such as GPRS, which operates over GSM networks, and 1xRTT, which operates over CDMA networks. In addition, advanced “3G” data networks, which combine voice and data transmission over packet-switched, or “Internet Protocol” (IP) networks (such as CDMA2000 and W-CDMA), have been deployed in a few countries, such as Japan. Completion of wireless network upgrades is enabling wireless operators to offer differentiated and value-added wireless data services to their subscribers in a cost-effective manner.

LIMITATIONS OF EXISTING WIRELESS DATA SOLUTIONS

Despite recent growth in the wireless data market, we believe that the market for advanced wireless data services remains significantly underpenetrated. We also believe that the growth of this market has been restrained due to key limitations of existing wireless data solutions, including:

➢	High cost and complexity. We believe the wireless data solutions most widely used today are priced at levels that have limited their adoption to high-end users. These solutions generally require high up-front fees and expenses to install and integrate software and hardware into an enterprise network; the acquisition of an expensive proprietary wireless handheld device; and, as currently priced, average recurring monthly fees of approximately $30-$40 per subscriber for wireless data services only. These solutions are also complex because of required device and network integration, data synchronization and ongoing technical support.

Business

➢	Limited choice of devices. Many wireless data solutions available today operate only on specific wireless handheld devices provided by the vendor of the solution. Although new devices are continuously being introduced, they are generally not compatible with these solutions. Moreover, these solutions generally operate only with the specific software platform provided by the vendor.

➢	Limited flexibility for wireless operators. We believe wireless operators are seeking differentiated wireless data solutions that they can control, customize, brand and bundle as an add-on feature to their core wireless voice offerings. However, vendors of most currently available wireless data solutions do not provide this level of flexibility, which we believe has limited adoption of these solutions.

OUR SOLUTION

Our System SEVEN software enables wireless operators to offer their subscribers secure, affordable and real-time wireless data services on a wide variety of wireless handheld devices. These services include access to e-mail, calendar, corporate directories and documents as well as the ability to view, send or fax e-mail attachments. We have developed customized editions of our solution designed for the different needs of individuals, small/medium-sized enterprises and large enterprises.

We believe our System SEVEN software offers a number of key advantages over competing wireless data solutions, including the following:

Business

➢	Low cost and easy to use and manage. We believe our solution reduces the need for high up-front costs for the subscriber or enterprise and can be offered by wireless operators as an inexpensive, add-on feature to wireless voice. We believe that our software is comparatively easy to install and integrate with existing systems, does not require cradle synchronization, and requires relatively limited support infrastructure at the customer’s premises. Our System SEVEN software is delivered as a network service by wireless operators, eliminating the added complexity associated with device and network integration, application rendering and other technical issues. Subscribers and enterprises not only benefit from the advantage of low cost and rapid deployment, but also from the bundling and subsidy strategies of the wireless operator.

➢	Wide choice of devices. Our System SEVEN software currently works on wireless handheld devices from manufacturers that include Hitachi, HTC, Motorola, palmOne, Samsung, Sanyo, Sony Ericsson and Toshiba. Our System SEVEN software is also compatible with a wide variety of software platforms including BREW, J2ME, Microsoft Pocket PC and Smartphone, Palm OS and Symbian OS. We believe that the market for converged wireless voice and data services will evolve in a similar fashion to the PC industry, with the proliferation of one or more open system architectures that may allow hardware and software to inter-operate more effectively and provide users with a greater choice of functional and affordable devices.

➢	Network-integrated, operator-centric approach. We do not compete with wireless operators by selling wireless data services and software to their customers. We license our software to wireless operators, who embed the software into their existing networks and systems. We believe this enables wireless operators to offer subscribers a low cost, customized, branded and bundled voice and data service on a single wireless handheld device with one consolidated bill. In addition, the subscriber benefits from the reliability, scalability, service and customer support of the wireless operator.

OUR STRATEGY

Our objective is to provide software that drives the mass market adoption of wireless data services by making information portable, ubiquitous and easy to access on a single device at a low cost. The following are key elements of our business strategy:

➢	Further penetrate the subscriber base of our existing customers. Although our nine existing wireless operator customers have reported approximately 144 million wireless subscribers, only a small fraction of these subscribers currently use wireless data services. We intend to continue to improve our software and services and to strengthen our partner sales and marketing programs to increase the percentage of these subscribers who use wireless data services based on our software.

➢	Grow our customer base in key geographic regions. We intend to focus our sales and marketing efforts on adding wireless operator customers in key geographic regions with market characteristics that are favorable for accelerated growth in wireless data services.

➢	Maintain technology leadership. We believe that SEVEN is currently recognized in the wireless industry as a pioneer in offering a carrier class, operator-centric low cost solution for wireless data services. By continuing to invest in research and development, we intend to establish our technology as the industry-leading device- and platform-agnostic standard for delivering mass market wireless data services. In addition, we intend to continue to actively manage and protect our intellectual property rights.

➢	Leverage relationships with leading strategic partners. We have developed key alliances and relationships with wireless operators, channel partners, systems integrators, major device manufacturers, wireless technology innovators and developers. We have existing strategic distribution and systems integrator relationships with NEC and Hewlett-Packard, which allow us to

Business

efficiently deploy and market our solutions. We intend to continue to strengthen and develop these relationships and enter into similar relationships in order to maintain an efficient cost structure, integrate complementary technologies with our software, ensure access to emerging standards, and increase our access to potential new customers.

PRODUCTS AND SERVICES

Our System SEVEN software allows subscribers to use wireless handheld devices to access business and personal information such as e-mail, calendar, contacts, corporate directories and documents. We currently offer three editions of our software:

➢	SEVEN Personal Edition targets individual subscribers seeking a self-provisioned and easy to use solution.

➢	SEVEN Server Edition targets enterprises seeking a behind-the-firewall solution that can be managed by the enterprise IT staff.

➢	SEVEN Enterprise Edition targets enterprises looking for an operator-hosted, yet IT-managed solution.

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System SEVEN Product Line

SYSTEM SEVEN SOFTWARE ARCHITECTURE

Our System SEVEN software has been developed using a flexible, open architecture. We believe that our network, platform and device-agnostic approach increases the applicability and utility of our software to wireless operators and their subscribers.

Our System SEVEN software is compatible with:

➢	Major international network standards, including CDMA2000/1xRTT, FOMA, GSM/GPRS and UMTS;

➢	Major wireless local area network technologies, including Bluetooth and Wi-Fi;

➢	Leading security protocols, including AES encryption and 128-bit SSL;

➢	A wide variety of enterprise servers, including Microsoft Exchange, Lotus Domino, IMAP4/POP3 and LDAP directories;

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➢	Corporate directories and PC file systems that store documents;

➢	Major device operating systems and platforms, including BREW, J2ME, Microsoft Pocket PC and Smartphone, Palm OS and Symbian OS; and

➢	A variety of wireless handheld devices from manufacturers, such as Hitachi, HTC, Motorola, palmOne, Samsung, Sanyo, Sony Ericsson and Toshiba.

System SEVEN

As shown in the above diagram, depending on the deployment method used, the key components of a System SEVEN software implementation could include:

➢	A Mobile Services Environment that includes a browser or proxy server, an authentication and routing server, and a service management module for provisioning and billing. The Mobile Services Environment can be hosted by the wireless operator, a systems integrator partner or SEVEN;

➢	A SEVEN Connector for access to e-mail servers, network file systems and PC file systems. We use three deployment models: a SEVEN Enterprise Server installed behind the corporate IT firewall (SEVEN Server Edition); a trust network relationship between the operator Mobile Services Environment and the e-mail server using Virtual Private Networks or Secure Socket Layer (SEVEN Enterprise Edition); or a SEVEN PC Desktop Connector installed on the PCs of subscribers behind the corporate IT firewall (SEVEN Personal Edition); and

➢	Mobile Client Software installed on the wireless handheld devices provides the interface to the Mobile Services Environment. Alternatively, subscribers may connect to the Mobile Services Environment using a web browser.

Currently available competing solutions typically employ a “store and forward” architecture where copies of e-mails and personal and business information are stored in multiple locations along the

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message delivery path, causing data duplication and inconsistencies. In contrast, our System SEVEN software uses a real-time architecture to deliver information over-the-air. Our System SEVEN software routes each user or server transaction as it arrives to the appropriate data destination or access point.

With our System SEVEN software, enterprise data and applications remain securely stored behind the corporate firewall or within the wireless handheld device. Wireless handheld devices that have SEVEN’s software installed send and receive data using an AES-encrypted TCP/IP connection that provides state-of-the-art security for confidential information. Our System SEVEN software also provides management capabilities that control the security and privacy of all information on wireless handheld devices. For example, a misplaced device can be instantly disconnected from enterprise systems and the information on the device remotely erased to mitigate security risks.

In addition, our System SEVEN software allows enterprise IT organizations to use server-based or web-based management tools to extend their organization’s existing access rights and authentication policies to the wireless environment. Our System SEVEN software integrates with user management infrastructures, such as Active Directory and Lotus Notes Address Book, eliminating the need for redundant wireless subscriber management systems. By using this integrated approach, all subscriber and application policies including password protection and user permissions can be conveniently enforced in the wireless environment.

SALES AND MARKETING

Our sales and marketing efforts rely on a small direct sales force and on system integrator partners to promote the sale of our software to wireless operators. We deliver our System SEVEN software to wireless operators in one of two ways: either directly or through system integrators such as NEC and Hewlett-Packard. When we enter into contracts directly with wireless operators, we grant them license rights to use and distribute our software to subscribers. When we sell through system integrators, we enter into license agreements with the system integrator and grant them license rights to use and sublicense our software. For example, NEC is our system integrator for NTT DoCoMo and KDDI. In the case of these two wireless operators, we do not have direct contractual relationships with the wireless operators other than professional services engagements that are entered into from time to time.

We do not sell directly to subscribers nor have we historically deployed direct marketing programs targeted at subscribers of wireless operators using our System SEVEN software. Instead, we leverage the brands, expertise and sales and marketing resources of wireless operators to market wireless data services to their subscribers. In the future, we also expect to devote additional sales and marketing resources to assist our wireless operator customers in promoting and deploying services supported by our software within their subscriber base.

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CUSTOMERS AND ALLIANCES

Our customers include some of the largest wireless operators in the United States, Europe and Asia Pacific, which have reported a total of approximately 144 million subscribers.

SEVEN Customer Profile

Subscriber figures and regional market position as reported by wireless operators as of December 31, 2003.

Our systems integrator partners, NEC and Hewlett-Packard, manage the deployment, customization, support and integration of our System SEVEN software with some of our wireless operator customers, including NTT DoCoMo and KDDI. We also engage in joint efforts with wireless operators and wireless handheld device manufacturers to provide us early insight into the capabilities and features of future wireless handheld devices, allowing us to better design and integrate software with these devices. Through such efforts, we intend to increase the number of wireless handheld devices that come pre-installed with our System SEVEN software. For example, Treo 600 devices sold by Sprint PCS and XDA devices sold by mmO2 currently include pre-installed SEVEN software. This allows the subscriber to use wireless data services immediately upon activation of service by the wireless operator and further helps to drive mass market adoption of wireless data services.

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RESEARCH AND DEVELOPMENT

Our research and development efforts have focused on the following key areas of technological advancement:

➢	Building a carrier-class infrastructure for the delivery of wireless data services. Our software enables secure enterprise connectivity, network routing and transport and application services across multiple networks and a variety of wireless handheld devices.

➢	Integrating with wireless technologies. We have invested in integrating our technology with the infrastructure of our wireless operators. By leveraging the wireless operator network, our technology increases the functionality, security, and robustness of wireless data services. This integration also streamlines the service management of wireless data services including provisioning, billing, and customer care.

➢	Enabling mobility of enterprise applications. We have spent significant resources developing applications that enable subscribers to access e-mail and personal and business information using their wireless handheld devices. Our wireless applications include access to email, calendar, contacts, and corporate directories as well as documents stored in enterprise network drives and PC file systems.

➢	Extending our technology. We have invested in a number of Application Programming Interfaces (APIs), Device Access Libraries, and Tool Kits that increase the extensibility and applicability of our technology to our wireless operators and system integrators, enabling them to deliver advanced wireless data services more effectively.

Since inception, we have spent over $27 million on research and development, including approximately $8.1 million in 2001, $10.7 million in 2002 and $8.2 million in 2003.

COMPETITION

The market for Seven’s products and services is evolving rapidly and is highly competitive. The wireless data services market is relatively new and is characterized by frequent product introductions, changing protocols and rapidly developing technology. As handheld wireless devices continue to improve and become a major component of business and personal information management, we expect new competitors to enter the market and existing competitors to allocate more resources to develop more comprehensive wireless data solutions. As a result, we expect competition in these markets to intensify.

Our direct competitors include those companies that provide subscribers with access to business and personal information over wireless handheld devices, the most significant being RIM, which markets the Blackberry solution. In addition, we compete with a number of privately held companies. We believe our competitors could also include wireless hardware manufacturers, application and software providers, such as IBM and Microsoft, network infrastructure providers and wireless operators that develop their own competing solutions.

Our current and potential competitors may have substantially greater financial, technical, marketing and distribution resources, customer relationships and other significant competitive advantages in comparison to us. In addition, these companies may have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms, including potentially providing a competing solution at little or no cost as part of a bundled product offering.

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INTELLECTUAL PROPERTY

We seek to protect its proprietary rights and its other intellectual property through a combination of copyrights, trademarks and patents, as well as through trade secret and contractual protections. The “SEVEN” name is a registered trademark in the United States. We have two patent applications pending in the U.S. Patent & Trademark Office which are directed to core elements of our System SEVEN software and have filed two corresponding international applications pursuant to the Patent Cooperation Treaty. In addition, we utilize internal and external controls such as proprietary invention assignment agreements, routine patent disclosure meetings to identify new patentable material, code segregation and security schemes, as well as aggressive use of confidentiality agreements with its customers, partners, and vendors. However, we cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our proprietary information, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

REGULATORY MATTERS

Our products are governed by the United States Bureau of Export Administration because of the encryption contained within the products. We have received a qualified license exception for our System SEVEN software which has been classified by the U.S. Bureau of Export Administration as ECCN 5D002 ENC and subject to U.S. Export Control Restrictions.

EMPLOYEES

As of December 31, 2003, we had a total of 74 employees, including 31 in engineering, 21 in field operations, ten in application services, seven in finance and administration and five in marketing. Of these employees, 67 were located in the United States, and seven were located outside the United States. None of our employees is represented by a collective bargaining agreement. We have never experienced a work stoppage, and we consider our relations with our employees to be good.

FACILITIES

We sublease approximately 65,000 square feet of office space for our headquarters in Redwood City, California, and we are currently in the process of renegotiating this sublease agreement. In addition, we also lease two office suites for a sales and support office in Tokyo, Japan, under a month-to-month leasing arrangement.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this prospectus, except as described below, we are not a party to any litigation or other legal proceeding that, in out opinion, could severely harm our business.

In September 2003, we were served with a complaint filed by Visto Corporation in the United States District Court for the Eastern District of Texas, Marshall Division, alleging that our System SEVEN products (the “Accused Products”) infringe on two United States patents held by Visto. Visto’s complaint seeks to permanently enjoin our sale, manufacture and distribution of the Accused Products in the United States in addition to the payment of lost profits and/or other damages, interest, attorney’s fees, treble damages and litigation costs. The day after filing its complaint, Visto also filed a motion for a preliminary injunction seeking to enjoin us from selling the Accused Products pending the outcome of this litigation.

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We have answered Visto’s complaint and have filed a counterclaim for declaratory relief seeking a declaration of non-infringement and the establishment of other defenses. The parties have also began, but not completed, the process of making mandatory disclosures of documents and other items required under the Federal Rules of Civil Procedure. Visto also filed motions challenging the legal sufficiency of certain defenses and claims pleaded in SEVEN’s answer and counterclaim, but those motions have now been resolved in SEVEN’s favor. On February 10, 2004, the District Court issued a scheduling order governing Visto’s motion for a preliminary injunction. The District Court’s order sets a schedule for completing discovery related to the issues implicated by Visto’s motion for a preliminary injunction. Discovery concerning the issues raised in Visto’s motion is actively under way and will close in accordance with the District Court’s order on April 9, 2004. Thereafter, SEVEN’s opposition brief to the motion is due on April 23, 2004, and Visto’s reply brief is due on April 30, 2004. No date for a hearing on the preliminary injunction has been established, but we anticipate that at a May 18, 2004 scheduling conference, the District Court will set a preliminary injunction hearing date and a trial date. Although the District Court has tentatively proposed that the case be tried on April 4, 2005 a preliminary injunction hearing date could be held at any time.

We believe we have meritorious defenses to Visto’s claims of patent infringement, and we plan to undertake a vigorous defense of this matter, but we cannot assure you that we will be successful in opposing either Visto’s motion for preliminary injunction or its claims of patent infringement if this matter proceeds to trial. If we are unable to oppose Visto’s motion for a preliminary injunction successfully, then we may be barred from selling, marketing, advertising, manufacturing or using the Accused Products in the United States or elsewhere during the course of the litigation. While the scope of any restraint imposed upon us by a preliminary injunction would depend upon the precise language of the order issued by the District Court, Visto’s motion seeks to bar us from selling, marketing, advertising, manufacturing or using the Accused Products. If we are not successful in defending this litigation at trial, we will very likely be required to pay Visto damages, including a possible trebling of any damages awarded by the District Court, lost profits, interest, royalties and attorneys’ fees and litigation costs in an indeterminate amount and to indemnify our wireless operator customers for damages incurred by them as a result of such infringement. If a permanent injunction were issued after an adverse verdict at trial then we could be permanently barred from selling, marketing, advertising, manufacturing or using the Accused Products in the United States or elsewhere unless we are able to negotiate a license from Visto at that time. Such a license may not be available to us at a reasonable cost or at all. If the District Court orders a preliminary or permanent injunction and a license from Visto is not available to us, then depending on the precise language of the District Court’s injunctive relief order(s) or judgment, we likely would have to terminate contractual arrangements with our customers and resellers in the United States, and we could be subject to additional claims for any losses they incur as a result. If these unfavorable events occurred, we might be able to restructure our business to focus on our operations in markets outside the United States. However, we might not be successful in doing so. We might also face further legal challenges from Visto alleging that our offshore operations and activities related to those operations, including the use of the Accused Products by third parties, was in continued violation of the United States patent laws, a cause of further damage to Visto and also in violation of any injunctions issued by the District Court. Any of these developments would have a material adverse effect on our business, operating results and financial condition.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information regarding our executive officers and directors, their ages and the positions they held as of March 19, 2004.

Name	Age	Position

Bill Nguyen(4)	33	Director, Founder, President and Chief Executive Officer
Andrew K. Urushima	40	Chief Financial Officer
Gary A. Schofield	39	Vice President, Worldwide Sales
Kazuhiko Ishii	41	Vice President and General Manager, Japan
Atif Hussein	37	Vice President, Field Services
William A. Alvarado	30	Vice President, Products
Kate A. O’Sullivan	35	Vice President, Corporate Marketing and Communications
Harvey J. Anderson II	40	Vice President, General Counsel
Dr. Ross A. Bott(1)(2)	52	Director
Eric Hsia	32	Director
Cameron D. Myhrvold(2)(3)	42	Director
Brad A. Silverberg	49	Director
David L. M. Sze(1)(3)	38	Director
Kent Thexton	40	Director, President and Co-Chief Executive Officer(5)

(1)	Member of the audit committee as of the closing of the offering.
(2)	Member of the compensation committee as of the closing of the offering.
(3)	Member of the nominating/corporate governance committee as of the closing of the offering.
(4)	Member of the stock option committee as of the closing of the offering.
(5)	Effective as of April 1, 2004.

Provided below are biographies for each of the executive officers and directors listed in the table above.

Bill Nguyen founded the Company in May 2000 and currently serves as President and Chief Executive Officer. Before founding SEVEN, Mr. Nguyen served as a founder of Onebox.com from 1999 to 2000. Onebox was eventually acquired by Phone.com, now Openwave Systems. During 1998 and prior to starting Onebox, Mr. Nguyen served as Vice President of Products for Tioga Systems (now Support.com). Mr. Nguyen served as Vice President of Products for FreeLoader and headed business development and product management at the ForeFront Group.

Andrew K. Urushima joined the Company in October 2001 and currently serves as Chief Financial Officer. Prior to joining the Company, Mr. Urushima served as Senior Vice President and Controller of InsWeb Corporation from May 1999 to September 2001. Mr. Urushima has also held financial management and accounting positions at Electronic Arts during 1996 to 1999 and Deloitte and Touche, LLP during 1985 to 1995, respectively. Mr. Urushima has qualified as a Certified Public Accountant in the state of California.

Gary A. Schofield joined the Company in December 2000 and currently serves as Vice President, Worldwide Sales. Prior to joining the Company, Mr. Schofield was Vice President, Worldwide Application Sales at Openwave Systems (previously Phone.com). He joined Phone.com through the acquisition of Onebox.com where he was Vice President of Worldwide Sales from December 1999 until

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February 2000. Mr. Schofield was a regional sales manager for Oracle Corporation between 1995 and 1999, and was an account executive for IBM during 1992 and 1995.

Kazuhiko Ishii has served as Vice President and General Manager, Japan since April 2002. Previously, Mr. Ishii held various positions including Vice President of Sales at Openwave System’s (formerly Phone.com’s) Japan operation from January 1999 to April 2002. Prior to joining Phone.com Inc., Mr. Ishii held various senior executive positions with Nihon Vienna Systems K.K., Nihon Cisco Systems K.K. and Hewlett-Packard Japan, from 1985 through 1998.

Atif Hussein has served in various capacities with us since January 2001 and currently serves as our Vice President, Field Services. Prior to joining the Company, he was Vice President of Marketing of iTheo from January 1999 until September 2000. Prior to iTheo, Mr. Hussein was in product marketing at Alphablox Corporation during 1998. Prior to Alphablox Corporation, he spent seven years at Oracle Corporation in various positions that included technical sales and software development in their consulting organization from 1990 through 1997.

William A. Alvarado has served in various capacities with us since October 2000 and currently serves as our Vice President, Products. Prior to joining the Company, Mr. Alvarado was a consultant at Strategic Decisions Group from June 1999 through September 1999. Prior to joining Strategic Decisions Group, Mr. Alvarado worked as a senior business analyst at America One, a wholly owned telecommunications subsidiary of Capital One Financial Corporation, from December 1997 until July 1998. Prior to America One, Mr. Alvarado worked as a Senior Operations Analyst for Capital One Financial Corporation from 1995 until 1996. In addition, Mr. Alvarado has held consulting positions at a number of Internet startups.

Kate A. O’Sullivan has served as Vice President, Corporate Marketing and Communications since October 2000. Prior to joining the Company, Ms. O’Sullivan held various positions at Ogilvy Public Relations Worldwide from 1994 to October 2000, including Vice President and Managing Director at its Silicon Valley office and Vice President, Account Supervisor and Account Manager at its San Francisco office.

Harvey J. Anderson, II has served as Vice President, General Counsel since February 2003. Prior to joining the Company, he was Chief Operating Officer for Flywheel Communications, Inc., from January 2000 until October 2001. Mr. Anderson was Senior Vice President, General Counsel and Chief Operating Officer for Medscape (formerly MedicaLogic) from May 1999 until January 2000. From 1996 to 1999, Mr. Anderson held various positions at Netscape Communications, Corp. including Assistant General Counsel. Prior to Netscape, Mr. Anderson practiced law at McCutchen Doyle Brown & Enersen.

Dr. Ross A. Bott has been one of our directors since February 2003. Dr. Bott became a partner, start-up advisor and consultant for Vision Capital in February 2003 and for BrainHeart Capital in September 2003. Mr. Bott has also been a venture partner and consultant at Redpoint Ventures since March 2001. Prior to joining Redpoint Ventures in March 2001, Dr. Bott was Chief Operating Officer at Phone.com in 2000 and Senior Vice President at Openwave Systems (formerly Phone.com) in 2001. Prior to Openwave, Dr. Bott became Chief Executive Officer of Onebox.com in September 1998. Prior to Onebox, Dr. Bott served as Executive Vice President, Product Divisions at Adobe Systems, Senior Vice President of Enterprise Technologies at Silicon Graphics and Chief Technical Officer and Vice President of Advanced Development at Pyramid Technology Corp.

Eric Hsia has been one of our directors since March 2004. Mr. Hsia is a Managing Director of SOFTBANK Asia Infrastructure Fund, L.P. (“SAIF”). Prior to joining SAIF in February 2001, was an Associate Partner with SOFTBANK Venture Capital from February 1999 to February 2001. Mr. Hsia was a founding member of Merrill Lynch’s Technology Investment Banking Group and held various positions from September 1994 to January 1999 and worked as a consultant with The LEK/Alcar Consulting Group from 1993 to 1994.

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Cameron D. Myhrvold has been one of our directors since September 2000. Since co-founding Ignition, LLC in February 2000, Mr. Myhrvold has served as a board member of Ignition, LLC and Managing Director of Ignition Partners, LLC, the management company for Ignition, LLC. Prior to co-founding Ignition, LLC, Mr. Myhrvold worked in various capacities at Microsoft Corporation from 1986 to 1998, most recently as Vice President of the Internet Customer Unit. He was co-founder of Dynamical Systems Inc., which was acquired by Microsoft Corporation in 1986.

Brad A. Silverberg has been one of our directors since September 2000. Since co-founding Ignition, LLC in February 2000, Mr. Silverberg has served as a board member of Ignition, LLC and Managing Director of Ignition Partners, LLC, the management company for Ignition LLC. Prior to co-founding Ignition, LLC, Mr. Silverberg was a Senior Vice President at Microsoft Corporation from March 1990 to October 1999, where he also served as a member of the Executive Committee.

David L. M. Sze has been one of our directors since October 2000, and is a General Partner at Greylock. Prior to joining Greylock in January 2000, Mr. Sze served various capacities at Excite@Home from March 1996 to January 2000, most recently as Senior Vice President of Product Strategy from May 1999 to January 2000. Mr. Sze worked for Electronic Arts and Crystal Dynamics from 1993 until 1996.

Kent Thexton will join our board of directors and serve as Co-Chief Executive Officer and President effective as of April 1, 2004. Prior to joining SEVEN, Mr. Thexton was Chief Data and Marketing Officer at mmO2 from November 2001 to March 2004. From 1998 until November 2001, Mr. Thexton was President of the Genie division of British Telecom and became Sales and Marketing Director of BTCellnet in 1990. Prior to British Telecom, Mr. Thexton held various positions at Rogers Cantel, including Executive Vice President and Chief Operating Officer. Mr. Thexton also serves on the Board of Directors of Photochannel Networks, Inc.

BOARD OF DIRECTORS

Following the closing of this offering, we anticipate that our board of directors will consist of Dr. Bott and Messrs. Myhrvold, Nguyen, Sze, Thexton and                 , and there will be one vacancy. There are no family relationships between any of our directors or executive officers.

VOTING AGREEMENT

Several of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common and preferred stock. The right to elect directors under this voting agreement will terminate upon consummation of this offering.

CLASSIFIED BOARD

Immediately after the consummation of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, immediately after consummation of this offering, two of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Messrs. Myhrvold and Sze have been designated Class I directors whose term expires at the 2005 annual meeting of stockholders. Dr. Bott and Mr. Thexton have been designated Class II directors whose term expires at

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the 2006 annual meeting of stockholders. Messrs. Nguyen and              have been designated Class III directors whose term expires at the 2007 annual meeting of stockholders. Our bylaws provide that the number of authorized directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board currently has four committees: the audit committee, the compensation committee, the nominating/corporate governance committee and the stock option committee. The information set forth below assumes the completion of the proposed offering.

Audit Committee.    The members of our audit committee are Messrs. Sze,              and Dr. Bott.              chairs the audit committee and is our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). Our audit committee, among other things:

➢	appoints a firm to serve as independent accountants to audit our financial statements;

➢	discusses the scope and results of the audit with the independent accountants, and reviews with management and the independent accountants our interim and year-end operating results;

➢	considers the adequacy of our internal accounting controls and audit procedures; and

➢	approves (or, as permitted, pre-approves) all audit and non-audit services to be performed by the independent accountants.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq National Market and SEC rules and regulations.

Compensation Committee.    The members of our compensation committee are Dr. Bott and Mr. Myhrvold. Mr. Myhrvold chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

➢	reviewing and determining the compensation of our executive officers;

➢	administering our stock incentive and employee stock purchase plans; and

➢	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Nominating/Corporate Governance Committee.    The members of our nominating/corporate governance committee are Messrs. Myhrvold and Sze. Mr. Sze chairs the nominating/governing committee. Our nominating/corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating/corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

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Stock Option Committee.    Our stock option committee consists of Mr. Nguyen. Our stock option committee administers the 2004 Equity Incentive Plan with respect to individuals who are not officers and is authorized to make stock option grants to employees and consultants of the company who are not officers in accordance with guidelines established by the compensation committee from time to time. All option grants to officers and all option grants in excess of the share limit imposed by the compensation committee must be submitted for approval to the compensation committee.

COMPENSATION OF DIRECTORS

Our directors historically have not received cash fees as compensation for their services. Directors are reimbursed for their reasonable out-of-pocket travel expenditures. Our directors are also eligible to participate in our 2004 Equity Incentive Plan, which contains an automatic option grant program under which each non-employee director who first joins our board on or after the effective date of this offering will receive an initial option grant for 25,000 shares when the director first joins our board of directors, and each non-employee director will receive an annual option grant for 10,000 shares at each annual stockholders meeting. Each option grant vests in equal monthly installments, with the initial grant vesting over four years and each of the annual grants vesting over one year of service. For further information see “Management—2004 Equity Incentive Plan.” In February 2003, Dr. Bott received an option for 325,000 shares of our common stock at an exercise price per share of $0.40 that vests with respect to 25% of the shares upon the completion of 12 months of continuous service from the vesting commencement date and with respect to 1/48th of the shares upon the completion of each of the next 36 months of continuous service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In fiscal 2003, the board of directors as a whole approved matters concerning executive officer compensation, and Mr. Nguyen participated in these deliberations. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Management

EXECUTIVE COMPENSATION

The following table provides compensation information for our chief executive officer, former chief executive officer and the four most highly compensated other executive officers whose total annual salary and bonus exceeded $100,000 for all services rendered to us in 2003. We use the term “named executive officers” to refer to these people later in this prospectus.

Summary compensation table

	Annual Compensation		Long-Term Compensation	All Other Compensation
Name and Title	Salary	Bonus	Securities Underlying Options(1)

Bill Nguyen
President and Chief Executive Officer	$104,050	—	—	—
Harvey J. Anderson II
Vice President, General Counsel	153,980	$20,000	100,000	—
Atif Hussein
Vice President, Field Services	167,215	30,000	32,500	—
Kazuhiko Ishii
Vice President and General Manager, Japan	186,599	60,953	—	—
Kate A. O’Sullivan
Vice President, Corporate Marketing and Communications	171,100	—	—	—
Mark Biestman
Former Chief Executive Officer	18,557	—	—	$200,000	(2)

(1)	All options are exercisable for shares of our common stock. In February 2004, the following number of option shares were granted to the following named executive officers: 50,000 to Mr. Anderson, 100,000 to Mr. Hussein, 180,000 to Mr. Ishii and 100,000 to Ms. O’Sullivan.
(2)	Mr. Biestman’s employment ceased on January 27, 2003, and this amount represents a severance payment.

Option grants in last fiscal year

The following table contains information about stock option awards made to the named executive officers during 2003. No stock appreciation rights have been granted to these individuals.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(5)
Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted To Employees in Fiscal 2003(3)	Exercise Price(4)	Expiration Date	5%		10%

Bill Nguyen	—		—	—	—		—		—
Harvey J. Anderson II	100,000	(1)	3.8%	$0.40	February 4, 2013	$		$
Atif Hussein	32,500	(2)	1.5	0.40	May 5, 2013
Kazuhiko Ishii	—		—	—	—		—		—
Kate A. O’Sullivan	—		—	—	—		—		—
Mark Biestman	—		—	—	—		—		—

(1)	Mr. Anderson’s option vests as to 25% of the shares upon the completion of 12 months of service and as to 1/48th of the shares upon the completion of each of the next 36 months of service, and this

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option is immediately exercisable, and any unvested shares purchased under this option will be subject to repurchase by us, at the original exercise price paid per share, upon Mr. Anderson’s cessation of service with us, prior to the vesting in such shares.
(2)	Mr. Hussein’s option vests as to 1/48th of the shares upon the completion of each month of service following the vesting commencement date.
(3)	Percentages shown under “Percent of Total Options Granted to Employees in Fiscal 2003” are based on options for an aggregate of 2,169,500 shares granted to our employees during 2003.
(4)	The exercise price of each option granted was equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. Because there was no public market for our stock prior to this offering, our board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, previous valuations, status of product development, our financial condition and prospects for future growth. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.
(5)	The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by:
➢	Multiplying the number of shares of stock subject to a given stock option by the assumed initial public offering price per share of $ ;
➢	Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and
➢	Subtracting from that result the aggregate option exercise price.

Option exercises and fiscal year-end values

The following table sets forth the number of shares covered by both exercisable and unexercisable options as of December 31, 2003 and the year-end value of unexercised options as of December 31, 2003 for the named executive officers. No options or stock appreciation rights were exercised by our named executive officers in 2003, and no stock appreciation rights were outstanding at the end of that year.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003			Value of Unexercised in-the-Money Options at December 31, 2003(1)
Name			Exercisable		Unexercisable	Exercisable	Unexercisable

Bill Nguyen	—	—	—		—	—	—
Harvey J. Anderson II	—	—	100,000	(2)	—		$—
Atif Hussein	—	—	4,740		27,760
Kazuhiko Ishii	—	—	50,000		70,000
Kate A. O’Sullivan	—	—	—		—	—	—
Mark Biestman	—	—	—		—	—	—

(1)	Amounts presented under the caption “Value of Unexercised In-the-Money Options at December 31, 2003” are based on an assumed initial public offering price of $ per share minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.
(2)	All options held by Mr. Anderson are immediately exercisable, and any shares purchased under unvested options will be subject to repurchase by us, at the original exercise price paid per share, upon Mr. Anderson’s cessation of service with us, prior to the vesting in such shares.

Management

Employment agreements

We have entered into an employment contract with Mr. Ishii. The agreement provides for a monthly base salary of 1,800,000 yen, or approximately US$17,000 based on exchange rates as of March 15, 2004, and states that Mr. Ishii is eligible to participate in an annual commission plan. The agreement requires that for a period of two years following his departure date from the company, Mr. Ishii will not provide service to another firm that manufactures or sells products or services that could compete with those of the company will not persuade or attempt to persuade certain employees of the company to leave the company and will not hire such individuals. Pursuant to the requirements under Japanese law, this employment contract provides that we may terminate Mr. Ishii’s employment for cause.

We have entered into an offer letter with Mr. Kent Thexton, who has agreed to become our President and Co-Chief Executive Officer effective as of April 1, 2004. The offer letter provides for an annual base salary of $200,000 and an option for 1,850,000 shares of our common stock.

Change of control arrangements and severance

If we terminate Mr. Anderson’s employment for any reason other than cause, then he will be paid three months of his base salary. If we are subject to a change in control before his service ceases, he becomes vested in an additional number of option shares equal to 50% of all of his option grants, and if his employment is terminated other than for cause or as a result of a constructive termination following a change in control, all remaining unvested option shares become fully vested.

If we are subject to a change in control before Mr. Hussein’s service ceases, of the 67,500 shares that he acquired by exercising an option and with respect to his option covering 100,000 shares, he will become vested in an additional number of shares equal to 25% of these option grants, and for his option covering 32,500 shares, he will become vested in an additional number of shares equal to 50% of this option grant.

If we are subject to a change in control before Mr. Ishii’s service ceases, he will become vested in an additional number of option shares equal to 25% of all of his option grants.

If we are subject to a change in control before Ms. O’Sullivan’s service ceases, of the 300,000 shares that she acquired by exercising an option and with respect to her option covering 100,000 shares, she will become vested in an additional number of shares equal to 25% of these option grants.

The compensation committee of the board of directors, as plan administrator of the 2004 Equity Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the named executive officers and any other person in connection with a change in control.

We entered into a severance agreement with Mr. Biestman, our former Chief Executive Officer, pursuant to which he received $200,000 and additional vesting acceleration of 535,657 option shares in consideration for his execution of a general release of claims. Mr. Biestman did not exercise any of his vested options, and they have expired.

If we are subject to a change in control before Mr. Thexton’s service ceases, he will become vested in an additional number of option shares equal to 25% of his total option grant. In addition, if his employment with us ends as a result of a constructive termination within 12 months following the change in control, all remaining unvested option shares will become fully vested.

Management

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan was adopted by our board of directors in March 2004 and is expected to be approved by our stockholders in April 2004. Our 2004 Equity Incentive Plan will become effective contingent upon this offering. The following summary of our 2004 Equity Incentive Plan is qualified in its entirety by the specific language contained in our 2004 Equity Incentive Plan.

Purpose. The purpose of our 2004 Equity Incentive Plan is to promote the long-term success of our company and the creation of stockholder value by (a) encouraging employees, non-employee directors and consultants to focus on critical long-range objectives, (b) encouraging the attraction and retention of employees, non-employee directors and consultants with exceptional qualifications and (c) linking employees, non-employee directors and consultants directly to stockholder interests through increased stock ownership.

Share Reserve. We have reserved 2,000,000 shares of our common stock for issuance under the 2004 Equity Incentive Plan, plus the number of shares of our common stock remaining available for grant under our 2000 Stock Plan upon this offering, such that there will be a total of                  shares available for grant under our 2004 Equity Incentive Plan following this offering. In general, if options or shares awarded under our 2000 Stock Plan or 2004 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for awards under our 2004 Equity Incentive Plan. In addition, as of January 1 of each year, starting in 2005, the number of shares of our common stock reserved under our 2004 Equity Incentive Plan will automatically increase by the lesser of (a) 1,000,000 shares and (b) 1.0% of the total number of shares of our common stock then outstanding.

Administration. The compensation committee of our board of directors administers our 2004 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to our 2004 Equity Incentive Plan. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways. Our stock option committee administers the 2004 Equity Incentive Plan with respect to individuals who are not officers and is authorized to make stock option grants to employees and consultants of the company who are not officers in accordance with guidelines established by the compensation committee from time to time.

Eligibility. Employees, non-employee members of our board of directors and consultants are eligible to participate in our 2004 Equity Incentive Plan.

Types of Award. Our 2004 Equity Incentive Plan provides for the following types of awards:

➢	incentive and nonstatutory stock options to purchase shares of our common stock;

➢	stock appreciation rights;

➢	restricted shares of our common stock; and

➢	stock units.

Options and Stock Appreciation Rights. The exercise price for incentive stock options and nonstatutory stock options granted under our 2004 Equity Incentive Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. A stock option agreement may provide that a new option will be granted automatically to an optionee when he or she exercises a prior option and pays the exercise price with shares of our common stock already owned by such optionee. Optionees may pay the exercise price by using cash, shares of our common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us or a loan from a broker designated by us, secured by the option shares.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of option grant, of shares of our common stock subject to incentive stock options

Management

that are exercisable for the first time by an optionee during any calendar year may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or of any of our affiliates unless the following conditions are satisfied: (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (b) the term of the incentive stock option does not exceed five years from the date of grant.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under our 2004 Equity Incentive Plan shall be determined by our compensation committee. The settlement value of the stock appreciation right may be paid in cash or shares of our common stock or a combination of both. Options and stock appreciation rights vest at the times determined by our compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted but generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under our 2004 Equity Incentive Plan covering more than 500,000 shares in one fiscal year, except that a newly hired employee may receive options or stock appreciation rights covering up to 2,000,000 shares in the first year of employment.

Restricted Shares and Stock Units. Restricted shares may be awarded under our 2004 Equity Incentive Plan in return for cash, a full-recourse promissory note, services already provided to us and in the case of treasury shares only, services to be provided to us in the future. Restricted shares vest at the times determined by our compensation committee. Stock units may be awarded under our 2004 Equity Incentive Plan. No cash consideration shall be required of the award recipients. Stock units may be granted in consideration of a reduction in the recipient’s other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by our compensation committee. Settlement of vested stock units may be made in the form of cash, shares of our common stock or a combination of both. No participant may receive restricted shares or stock units with performance-based vesting under our 2004 Equity Incentive Plan covering more than 500,000 shares in one fiscal year, except that a newly hired employee may receive such restricted shares or stock units covering up to 2,000,000 shares in the first year of employment. In addition, no participant may receive stock units of more than $2,000,000 in value in a single year.

Adjustments. If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of our common stock available for future awards under our 2004 Equity Incentive Plan; (b) any limitation on the maximum number of shares of our common stock that may be subject to awards in a fiscal year; (c) the number of shares of our common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of our common stock covered by the options to be granted under the automatic option grant program; or (e) the number of stock units included in any prior award that has not yet been settled.

Change in Control. If we are merged or consolidated with another company, and such merger or consolidation results in a change in control of SEVEN, an option or award under our 2004 Equity Incentive Plan will be subject to the terms of the merger agreement, which may provide that the option or award continues, is assumed or substituted, fully vests or is cancelled in exchange for a cash payment equal to the spread between the exercise price and the value of our common stock on the closing date of the change in control transaction.

Management

Automatic Option Grant Program. In March 2004, our board of directors approved a program of automatic option grants for non-employee directors under our 2004 Equity Incentive Plan on the terms specified below:

➢	Each non-employee director who first joins our board after this offering, such director referred to herein as a “new director,” will receive an initial option for 25,000 shares of our common stock. The initial grant of this option will occur when the director takes office.

➢	Starting in the year after the year in which a new director joins our board, each new director will automatically be granted an annual option for 10,000 shares of our common stock at each of our stockholder meetings. A non-employee director who joined our board before the effectiveness of the registration statement related to this offering is also eligible to receive this annual option grant at each of our stockholder meetings.

➢	Each initial option grant vests in 48 equal monthly installments following the date of grant, and each annual option grant vests in 12 equal monthly installments following the date of grant.

➢	A non-employee director’s option granted under this automatic option grant program will become fully vested upon a change in control of SEVEN or the director’s death, total and permanent disability or retirement at or after age 65.

➢	The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the date of grant. A director may pay the exercise price by using cash, shares of our common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. Each non-employee director’s option granted under this automatic option grant program has a 10-year term, except that the option expires 12 months after the director leaves our board of directors for any reason.

Amendments or Termination.    Our board of directors may amend or terminate our 2004 Equity Incentive Plan at any time. If our board of directors amends our 2004 Equity Incentive Plan, it does not need to seek stockholder approval of the amendment unless applicable law requires it. Our 2004 Equity Incentive Plan will continue until March 11, 2014, unless our board of directors decides to terminate this plan earlier.

2000 Stock Plan

Our 2000 Stock Plan was adopted by our board of directors in August 2000 and has been approved by our stockholders. No further option grants will be made under our 2000 Stock Plan after the effectiveness of the registration statement related to this offering. The options granted under the 2000 Stock Plan that are outstanding after this offering will continue to be governed by their existing terms.

Share Reserve.    As of December 31, 2003, we had reserved 8,035,140 shares of our common stock for issuance under our 2000 Stock Plan. After this offering, if options or shares awarded under our 2000 Stock Plan are forfeited or repurchased, then those options or shares will again become available for awards under our 2004 Equity Incentive Plan. As of December 31, 2003, 2,349,252 shares of our common stock remained available for grant under our 2000 Stock Plan. In addition, in March 2004 our board of directors authorized an additional 1,700,000 shares for issuance under our 2000 Stock Plan.

Administration.    Our board of directors has administered our 2000 Stock Plan and has complete discretion to make all decisions relating to our 2000 Stock Plan. Our board may also reprice outstanding options and modify outstanding awards in other ways.

Management

Eligibility.    Employees, non-employee members of our board of directors and consultants are eligible to participate in our 2000 Stock Plan.

Types of Awards.    Our 2000 Stock Plan provides for incentive and nonstatutory stock options to purchase shares of our common stock and restricted shares of our common stock. The exercise price for incentive stock options and nonstatutory stock options granted under our 2000 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the date of grant. Optionees may pay the exercise price by using cash, shares of our common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us or a loan from a broker designated by us, secured by the option shares. In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us. Restricted shares may be awarded under our 2000 Stock Plan in return for cash, a full-recourse promissory note or services already provided to us. Restricted shares vest at the times determined by our board of directors.

Change in Control.    If a change in control of SEVEN occurs, options outstanding under our 2000 Stock Plan will become fully vested and exercisable if the options do not remain outstanding following the change in control and the surviving corporation or its parent does not assume the options or substitute them with options that have substantially the same terms. In addition, unless otherwise provided in the applicable stock option agreement, upon a change in control of SEVEN, the vesting and exercisability of options granted under our 2000 Stock Plan will accelerate, as if the optionees provided an additional 12 months of service. A change in control includes (i) a merger or consolidation of SEVEN with or into another entity or any other corporate reorganization, if persons who were not stockholders of SEVEN immediately before such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of SEVEN or (ii) the consummation of a sale or other disposition of all, or substantially all, of our assets.

Amendments or Termination.    Our board of directors may amend or terminate our 2000 Stock Plan at any time. If our board of directors amends our 2000 Stock Plan, it does not need to seek stockholder approval of the amendment unless the number of shares reserved under our 2000 Stock Plan increases or the class of persons eligible for the grant of incentive stock options materially changes. Our 2000 Stock Plan will automatically terminate 10 years after its adoption by our board of directors.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan was adopted by our board of directors in March 2004 and is expected to be approved by our stockholders in April 2004. Our Employee Stock Purchase Plan will become effective upon the effectiveness of the registration statement related to this offering. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

Share Reserve. We have reserved 450,000 shares of our common stock for issuance under our Employee Stock Purchase Plan. In addition, on January 1 of each year, starting with the year 2006, the number of shares of our common stock in the reserve will automatically increase by the lesser of (i) 0.3% of the total number of shares of our common stock that are outstanding at that time or (ii) 200,000 shares.

Administration. The compensation committee of our board of directors will administer our Employee Stock Purchase Plan.

Eligibility. All of our employees are eligible to participate if we employ them for more than 20 hours per week and their customary employment is for more than five months per year. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period.

Management

Offering Periods.    Each offering period lasts a maximum of 12 months, and a new offering period begins every six months, as determined by our board of directors. Overlapping offering periods generally start on August 15 and February 15 of each year. However, the first offering period will start on the effective date of the registration statement related to this offering and end no more than 12 months later.

Amount of Contributions.    Our Employee Stock Purchase Plan permits each eligible employee to purchase our common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Purchases of our common stock will generally occur on August 14 and February 14 of each year. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 750 shares. The value of the shares of our common stock purchased in any calendar year may not exceed $25,000.

Purchase Price.    The price of each share of common stock purchased under our Employee Stock Purchase Plan will not be less than 85% of the lower of:

➢	the fair market value per share of our common stock on the date immediately before the first day of the applicable offering period (except that for the first offering period, we will use the initial public offering price), and

➢	the fair market value per share of our common stock on the purchase date.

Adjustments.    The total number of shares of our common stock offered under our Employee Stock Purchase Plan, the 750-share limitation on each purchase date and the price of shares of our common stock that any participant has elected to purchase will be adjusted proportionately for any increase or decrease in the number of outstanding shares of our common stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, any other increase or decrease in such shares effected without receipt or payment of consideration by us, the distribution of the shares of a subsidiary to our stockholders or a similar event.

Other Provisions.    Employees may end their participation in our Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with SEVEN. If a change in control of SEVEN occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate our Employee Stock Purchase Plan at any time. If our board of directors increases the number of shares of our common stock reserved for issuance under our Employee Stock Purchase Plan, except for the automatic increases described above, it must seek the approval of our stockholders.

401(k) plan

We maintain a profit sharing/401(k) plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. This plan allows each participant to contribute up to 60% of his or her pre-tax compensation, up to a statutory limit, which is $13,000 in calendar year 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions. The plan also permits us to make discretionary contributions and matching contributions. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

As of the closing of this offering, we will adopt and file a new amended and restated certificate of incorporation and adopt new amended and restated bylaws. Our new amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be

Management

amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, the new amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Prior to the closing of this offering, we anticipate that we will obtain liability insurance which will insure our directors and officers against certain losses and which will insure us against our obligations to indemnify our directors and officers.

In addition, we are in the process of entering into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officer, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Related party transactions

THIRD AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

We have granted registration rights to our preferred stockholders and certain common stockholders pursuant to an investor rights agreement. See “Description of Capital Stock—Registration Rights.”

EMPLOYMENT AGREEMENTS

We have entered into offer letters or employment agreements with each of our named executive officers. For more information regarding these arrangements. See “Management—Executive Compensation.”

STOCK OPTION GRANTS

We have granted options to purchase shares of our common stock to our executive officers and directors. See “Management—Compensation of Directors” and “Management—Executive Compensation.”

INDEMNIFICATION AGREEMENTS

We are in the process of entering into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. See “Management—Limitation of Liability and Indemnification of Officers and Directors.”

LOANS TO EXECUTIVE OFFICERS

On October 18, 2000, we loaned $55,800 to Ms. O’Sullivan in connection with her exercise of an option to purchase 200,000 shares of our common stock. Ms. O’Sullivan issued a promissory note to us bearing interest at the rate of 6.09% per annum, compounded annually, which note is secured by a pledge of the shares acquired and is payable in full on October 18, 2004. The outstanding principal and interest on this loan was approximately $67,000 as of February 29, 2004.

Principal and selling stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of February 29, 2004, as adjusted to reflect the sale of the shares of common stock offered in this offering and held by the following persons:

➢	each person known by us to be the beneficial owner of more than five percent of our outstanding voting capital stock;

➢	each of our named executive officers;

➢	each of our directors;

➢	all of our executive officers and directors as a group; and

➢	the selling stockholders.

A total of              shares of our common stock are being offered for sale by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on              shares of common stock outstanding after completion of the offering. Fractional shares have been rounded to the nearest whole number.

This table lists applicable percentage ownership based on 36,244,687 shares of common stock outstanding as of February 29, 2004, including shares of preferred stock, on an as-converted basis, and also lists applicable percentage ownership based on              shares of common stock outstanding after the closing of the offering. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of February 29, 2004, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other persons’ ownership percentage.

A total of              shares of our common stock are being offered for sale by the selling stockholders listed below. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. The selling stockholders include certain members of our board of directors.

The following table assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, the selling stockholders will sell up to an aggregate of              additional shares of common stock.

Unless otherwise indicated, the address for each beneficial owner is c/o Seven Networks, Inc., 901 Marshall Street, Redwood City, California 94063.

Principal and selling stockholders

	Beneficial ownership as of February 29, 2004			Beneficial ownership after offering
Name and address of beneficial owner	Shares	Percent(1)	Shares Offered	Shares	Percent(1)

5% Stockholders
Greylock X Limited Partnership(2)(3)	3,740,728	10.3%			%
Ignition, LLC(4)	9,194,098	25.4
Bill Nguyen	11,672,250	32.2
Saints Capital III, L.P.(5)	2,842,377	7.8
SOFTBANK Asia Infrastructure Fund(6)	3,875,969	10.7
Named Executive Officers and Directors
Bill Nguyen	11,672,250	32.2%			%
Harvey J. Anderson II(7)	150,000	*			*
Dr. Ross Bott(8)	325,000	*			*
Eric Hsia(9)	3,875,969	10.7
Atif Hussein(10)	174,948	*			*
Kazuhiko Ishii(11)	71,250	*			*
Cameron D. Myhrvold(12)	9,194,098	25.4
Kate A. O’Sullivan(13)	400,000	*			*
Brad A. Silverberg(14)	9,194,098	25.4
David L. M. Sze(15)	3,740,728	10.3
All executive officers and directors as a group (10 persons)	29,604,243	81.7
Other Selling Stockholders

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	For the purpose of computing the percentage ownership of each beneficial owner, any securities which were not outstanding but which were subject to options, warrants, rights or conversion privileges held by such beneficial owner exercisable within 60 days from February 29, 2004 were deemed to be outstanding in determining the percentage owned by such person, but were not deemed outstanding in determining the percentage owned by any other person.
(2)	Includes 3,126,343 shares held of record by Greylock X Limited Partnership and 240,313 shares held of record by Greylock X-A Limited Partnership. The address of Greylock X Limited Partnership and Greylock X-A Limited Partnership is 880 Winter Street, Suite 300, Waltham, Massachusetts 02451.
(3)	Includes 748 shares held of record by David B. Aronoff, 16,833 shares held of record by Aneel Bhusri, 24,315 shares held of record by Charles Chi and Renee van Dieen as Tenants in Common, 65,463 shares held of record by Howard E. Cox, Jr., 16,833 shares held of record by Charles M. Hazard, Jr., 33,292 shares held of record by William W. Helman, 33,292 shares held of record by William S. Kaiser, 37,876 shares held of record by Mapache Investments L.P. u/a/d 05/31/99, 65,463 shares held of record by McCance Family Limited Partnership, 12,624 shares held of record by David N. Strohm, 16,833 shares held of record by David Sze, and 50,500 shares held of record by The Roger L. Evans Revocable Trust dated 12/16/99. Each disclaims beneficial ownership of aforementioned shares and shares held by Greylock X Limited Partnership and Greylock X-A Limited Partnership, except to the extent of his pecuniary interest therein.
(4)	The address of Ignition, LLC is 11400 SE 6th, Suite 100, Bellevue, Washington 98004.
(5)	The address of Saints Capital III, L.P., is 475 Sansome Street, Suite 1850, San Francisco, California 94111.

(footnotes continued on following page)

Principal and selling stockholders

(6)	The address of SOFTBANK Asia Infrastructure Fund is Two Palo Alto Square, Suite 500, 3000 El Camino Real, Palo Alto, California 94306.
(7)	This number includes 150,000 shares issued upon exercise of options under our 2000 Stock Plan, of which 108,333 shares can be repurchased by SEVEN at cost within 60 days of February 29, 2004 in the event of termination of Mr. Anderson’s employment with SEVEN.
(8)	The address of Dr. Bott is c/o Seven Networks, 901 Marshall Street, Redwood City, California 94063. Includes 325,000 shares issued upon exercise of options under our 2000 Stock Plan, of which 232,143 shares can be repurchased by SEVEN at cost within 60 days of February 29, 2004 in the event of Dr. Bott’s resignation from the Board of Directors of SEVEN.
(9)	The address of Mr. Hsia is Two Palo Alto Square, Suite 500, 3000 El Camino Real, Palo Alto, California 94306. Includes 3,875,969 shares held of record by SOFTBANK Asia Infrastructure Fund. Mr. Hsia is Managing Director of SOFTBANK Asia Infrastructure Fund. SOFTBANK Asia Infrastructure Fund is affiliated with SOFTBANK Capital Partners, which owns a six percent interest in Ignition Partners, LLC. Mr. Hsia disclaims beneficial ownership of aforementioned shares, except to the extent of his pecuniary interest therein.
(10)	This number includes 174,948 shares issued upon exercise of options under our 2000 Stock Plan, of which 103,958 shares can be repurchased by SEVEN at cost within 60 days of February 29, 2004 in the event of termination of Mr. Hussein’s employment with SEVEN.
(11)	This number includes 71,250 shares issued upon exercise of options under our 2000 Stock Plan.
(12)	The address of Mr. Myhrvold is 11400 SE 6th, Suite 100, Bellevue, Washington 98004. Includes 9,194,098 shares held of record by Ignition, LLC. Mr. Myhrvold is a board member of Ignition, LLC and a Managing Director of Ignition Partners, LLC. Mr. Myhrvold disclaims beneficial ownership of aforementioned shares, except to the extent of his pecuniary interest therein.
(13)	This number includes 400,000 shares issued upon exercise of options under our 2000 Stock Plan, of which 75,000 shares can be repurchased by SEVEN at cost within 60 days of February 29, 2004 in the event of termination of Ms. O’Sullivan’s employment with SEVEN.
(14)	The address of Mr. Silverberg is 11400 SE 6th, Suite 100, Bellevue, Washington 98004. Includes 9,194,098 shares held of record by Ignition, LLC. Mr. Silverberg is a board member of Ignition, LLC and a Managing Director of Ignition Partners, LLC. Mr. Silverberg disclaims beneficial ownership of aforementioned shares, except to the extent of his pecuniary interest therein.
(15)	The address of Mr. Sze is 880 Winter Street, Suite 300, Waltham, Massachusetts 02451. Includes 3,126,343 shares held of record by Greylock X Limited Partnership, 240,313 shares held of record by Greylock X-A Limited Partnership, 748 shares held of record by David B. Aronoff, 16,833 shares held of record by Aneel Bhusri, 24,315 shares held of record by Charles Chi and Renee van Dieen as Tenants in Common, 65,463 shares held of record by Howard E. Cox, Jr., 16,833 shares held of record by Charles M. Hazard, Jr., 33,292 shares held of record by William W. Helman, 33,292 shares held of record by William S. Kaiser, 37,876 shares held of record by Mapache Investments L.P. u/a/d 05/31/99, 65,463 shares held of record by McCance Family Limited Partnership, 12,624 shares held of record by David N. Strohm, 16,833 shares held of record by David Sze, and 50,500 shares held of record by The Roger L. Evans Revocable Trust dated 12/16/99. Mr. Sze is a General Partner of Greylock Partners. Mr. Sze disclaims beneficial ownership of aforementioned shares, except to the extent of his pecuniary interest therein.

Description of capital stock

The following summary description of our capital stock is subject to and qualified in its entirety by the provisions of our amended and restated certificated of incorporation, as amended to effect our one-for-             reverse stock split, and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law. This description gives effect to the conversion of all outstanding shares of preferred stock into common stock, which will automatically occur upon the closing of this offering.

AUTHORIZED CAPITAL STOCK

Immediately after consummation of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.000067 par value, and 10,000,000 shares of preferred stock, $0.000067 par value. These shares of preferred stock will not have been designated as to series and will be available for issuance from time to time in one or more series at the discretion of our board of directors. While we have no present intention to issue shares of preferred stock, any such issuance could be used to discourage, delay or make more difficult a change in control of SEVEN.

COMMON STOCK

As of December 31, 2003, after giving effect to the conversion of all outstanding of all shares of preferred stock and assuming the exercise of a warrant to purchase 60,000 shares of common stock we had 36,204,436 shares of common stock outstanding, held of record by approximately 70 stockholders. In addition, as of December 31, 2003, there were 2,777,534 shares of common stock subject to outstanding options. When this offering is completed, there will be              shares of common stock outstanding, assuming no exercise of the underwriter’s over-allotment option or additional exercise of outstanding options.

Subject to the rights and preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock have the rights and preferences set forth below.

Voting rights

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of funds legally available for that purpose.

Liquidation rights

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Other

The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Description of capital stock

PREFERRED STOCK

Immediately after consummation of this offering, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Although we have no present intention to issue shares of preferred stock, any such issuance, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of SEVEN and may adversely affect the trading price of the common stock and the voting and other rights of the holders of common stock.

WARRANTS

In August 2003, we issued warrants to purchase 60,000 shares of our common stock at an exercise price of $4.00. This warrant expires upon the closing of this offering, and we anticipate that this warrant will be exercised in full prior to this offering.

REGISTRATION RIGHTS

The holders of 27,611,064 shares of common stock, or the registrable securities, are entitled to have their shares registered by us under the Securities Act under the terms of an agreement between us and the holders of these registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

➢	The holders of at least 2,500,000 of the then outstanding registrable securities may require, on three occasions beginning six months after the date of this prospectus, that we use our reasonable efforts to register the registrable securities for public resale.

➢	If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities (including an additional 5,535,000 shares held by some of our present and former officers and other common holders) are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

➢	The holders or any holder of the then outstanding registrable securities may require us to use our reasonable efforts to register all or a portion of their registrable securities on Form S-3 when use of that form becomes available to us, provided that the proposed aggregate selling price is at least $1,000,000.

We will bear all registration expenses other than underwriting discounts and commissions. All registration rights terminate on the date three years following the closing of this offering, or, with respect to each individual holder, such earlier time at which all registrable securities held by the holder (and any affiliate of the holder with whom such holder must aggregate its sales under Rule 144) can be sold each day of any three-month period without registration in compliance with Rule 144.

Description of capital stock

DELAWARE ANTI-TAKEOVER LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of SEVEN to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

➢	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

➢	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

➢	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Our amended and restated certificate of incorporation and bylaws to be filed upon the closing of this offering do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our amended and restated bylaws to be filed upon the closing of this offering provide that special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer, the board of directors or at the request of stockholders holding at least a majority of the outstanding common stock. Our Certificate of Incorporation to be in effect following the offering provides for the board of directors to be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

CLASSIFIED BOARD

Immediately after the closing of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. The classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Management—Classified Board.”

Description of capital stock

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is EquiServe.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing trading price of our common stock and could impair our ability to raise equity capital in the future.

Upon completion of the offering,              shares of our common stock will be outstanding. Of these shares, the              shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates as that term is defined in Rule 144 under the Securities Act purchases such shares.

The remaining              shares of our common stock held by existing stockholders are restricted shares or are restricted by the contractual provisions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. Of these restricted shares,              shares will be available for resale in the public market in reliance on Rule 144(k),              of which shares are restricted by the terms of the lock-up agreements described below. An additional              shares will be available for resale in the public market in reliance on Rule 144,              of which shares are restricted by the terms of the lock-up agreements. The remaining              shares become eligible for resale in the public market at various dates thereafter, all of which shares are restricted by the terms of the lock-up agreements. The table below sets forth the approximate number of shares eligible for future sale:

Days after Date of this Prospectus	Approximate Additional Number of Shares Becoming Eligible for Future Sale	Comment

On Effectiveness		Freely tradable shares sold in offering; shares salable under Rule 144(k) that are not locked up

90 Days		Shares eligible on effectiveness; vested options for shares salable under Rule 144 and 701 that are not locked up

180 Days		Lock-up released; shares and vested options for shares salable under Rule 144, 144(k) and 701

Thereafter		Restricted securities held for 1 year or less

LOCK-UP AGREEMENTS

Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we and our executive officers, directors and substantially all of our stockholders and optionholders have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of UBS Securities LLC for a period of 180 days from the date of this prospectus. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other

Shares eligible for future sale

disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of our common stock without the prior written consent of UBS Securities LLC, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

RULE 144

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell some of its shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about our company. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

RULE 144(K)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

RULE 701

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period. As of                         , 2004,              shares will be available for resale in the public market in reliance on Rule 701, all of which shares are restricted by the terms of the lock-up agreements. As of March     , 2004, our board of directors had authorized an aggregate of up to              shares of common stock for issuance under our existing equity plans. As of                     , 2004 options to purchase a total of              shares of common stock were outstanding, all of which options are exercisable but restricted by our right to repurchase unvested shares upon the termination of an optionee’s business relationship with us. Of these options,          shares are no longer restricted by our right of repurchase and will be eligible for sale, if not restricted by the terms of the lock-up agreements, in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this prospectus. All of the shares issuable upon exercise of these options are restricted by the terms of the lock-up agreements.

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our equity plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.

United States federal income tax consequences to

non-United States holders

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our common stock to non-United States holders (as described below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion does not address tax consequences of the purchase, ownership, or disposition of the common stock to holders of the common stock other than those holders who acquired their beneficial ownership in the common stock in this offering. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address estate tax considerations or the tax considerations arising under the laws of any foreign, state, local or other tax jurisdiction. In addition, except where noted this discussion addresses only those holders who hold the common stock as capital assets and does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

➢	banks, insurance companies, or other financial institutions;

➢	persons subject to the alternative minimum tax;

➢	tax-exempt organizations or government entities;

➢	brokers or dealers in securities or currencies;

➢	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

➢	persons that own, or are deemed to own, more than five percent of our Company;

➢	certain former citizens or long-term residents of the United States;

➢	certain foreign entities that are owned by U.S. persons, including “controlled foreign corporations,” “passive foreign investment companies,” and “foreign personal holding companies”;

➢	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

➢	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

➢	persons who hold our common stock through partnerships or entities taxable as partnerships.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE,

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

NON-UNITED STATES HOLDER DEFINED

For purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

➢	an individual citizen or resident of the United States;

➢	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

➢	an estate whose income is subject to United States federal income tax regardless of its source; or

➢	a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a United States person.

DISTRIBUTIONS

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussion below under “Income or Gain Effectively Connected with a U.S. Trade or Business,” any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If a non-United States holder holds the common stock through a foreign intermediary, a reduced rate of withholding may be obtained if the foreign intermediary provides a properly executed IRS Form W-8IMY, stating that such holder of the common stock is holding the common stock on behalf of non-United States holders and attaching properly executed IRS Form W-8BENs of such non-United States holders (unless such intermediary is a qualified intermediary) to the Form W-8IMY. In all situations, the applicable form must be delivered pursuant to applicable procedures and must be promptly transmitted to the U.S. paying/withholding agent.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

GAIN ON DISPOSITION OF COMMON STOCK

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

➢	the gain is effectively connected with your conduct of a United States trade or business (or if a tax treaty applies, such gain is attributable to a permanent establishment of the non-United States holder) (in either case, see the discussion below under “Income or Gain Effectively Connected with a U.S. Trade or Business);

➢	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

➢	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

Unless an applicable treaty provides otherwise, if you are an individual non-United States holder described in the second arrow above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States). With respect to the third arrow above, a “U.S. real property holding corporation” is defined to include any U.S. corporation if, at any time during the applicable time set forth in the third bullet, the fair market value of the U.S. real property interests (USRPIs) it owns equals or exceeds 50% of the sum of the U.S. corporation’s (1) business assets, (2) USRPIs, and (3) foreign real property interests. Notwithstanding this fact, if any class of stock of a U.S. corporation is regularly traded on an established securities market, stock of such class shall not be treated as a U.S. real property holding corporation unless the non-United States holder beneficially owns, actually as well as through constructive attribution, more than 5% of such class of stock at any time within a five-year period preceding the disposition or the non-United States holder’s holding period, whichever period is shorter. Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered securities exchange or any over-the-counter market, including the Nasdaq National Market.

INCOME OR GAIN EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

If a non-United States holder is engaged in a trade or business in the U.S. (for this purpose a non-United States holder will be deemed to be engaged in a trade or business in the U.S. and be deemed to receive income effectively connected with that trade or business if it sells stock that constitutes a United States real property interest as described above or receives dividends on stock that constitutes a United States real property interest) and if dividends on the common stock or gain realized on the sale or other disposition of the common stock is effectively connected with the non-United States holder’s conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-United States holder in the United States), the non-United States holder will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. taxpayer, although the non-United States holder will be exempt from U.S. withholding tax if it delivers, pursuant to applicable procedures, a properly executed IRS Form W-8ECI to the U.S. paying/withholding agent. In addition, if such non-United States holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on a IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is currently imposed at a rate of 28%; however, it is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Needham & Company, Inc. are the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares

UBS Securities LLC
Needham & Company, Inc

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholders is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling stockholders have granted the underwriters an option to buy up to              additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution

Underwriting

of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed             % of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares.

	Paid by us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contact to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in their sole discretion, release all or some of the securities from these lock-up agreements.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

At our request, certain of the underwriters have reserved up to             % of the common stock being offered by this prospectus for sale to our directors, officers, employees, strategic partners and other individuals associated with us and members of their families at the initial offering price. The sales will be made by UBS Securities LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any employees, strategic partners or other persons purchasing such reserved shares will be prohibited from disposing of or hedging such shares for a period of at least 180 days after the date of this prospectus.

NASDAQ NATIONAL MARKET QUOTATION

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “SEVN.”

PRICE STABILIZATION AND SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

➢	stabilizing transactions;

Underwriting

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the trading price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us, the selling stockholders and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects, and the history and prospects of the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings, the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent trading prices of, and demand for, public traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

Underwriting

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California, will pass upon the validity of the common stock offered by this prospectus. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP participating in the consideration of legal matters related to the common stock offered by us in this offering are the beneficial owners of 214,939 shares of our common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon certain legal matters for the underwriters.

Experts

The consolidated balance sheets of Seven Networks, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2003 have been included in this prospectus in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing.

Where you can find more information about us

We have filed with the Securities and Exchange Commission (SEC), Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Seven Networks, Inc.

The consolidated financial statements of Seven Networks, Inc. as of December 31, 2002 and for each of the years in the two-year period ended December 31, 2002 have been restated to reflect the effects of the corrections described in Note 2 to the consolidated financial statements.

Independent Auditors’ Report

The Board of Directors and Stockholders

Seven Networks, Inc.:

We have audited the accompanying consolidated balance sheets of Seven Networks, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seven Networks, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2002 and for each of the years in the two-year period ended December 31, 2002.

/s/ KPMG LLP

Mountain View, California

March 18, 2004

Seven Networks, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 31, 2002, 2003 and 2003 Pro Forma

	2002	2003	2003 Pro forma
	(restated)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13,595,955	6,180,679	6,180,679
Short-term investments	2,200,000	500,885	500,885
Accounts receivable	576,326	1,273,046	1,273,046
Employee loan	252,675	252,675	252,675
Prepaid expenses and other current assets	201,153	362,815	362,815

Total current assets	16,826,109	8,570,100	8,570,100
Property and equipment, net	3,500,436	1,708,491	1,708,491
Long-term investments	7,392,785	6,856,382	6,856,382
Other noncurrent assets	90,058	191,006	191,006
Restricted cash	1,351,372	1,212,861	1,212,861

Total assets	$29,160,760	18,538,840	18,538,840

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$264,283	389,109	389,109
Accrued liabilities	629,925	421,677	421,677
Accrued compensation and benefits	482,118	445,934	445,934
Accrued restructuring charges	213,492	231,556	231,556
Deferred revenue	5,010,522	6,295,632	6,295,632

Total current liabilities	6,600,340	7,783,908	7,783,908
Accrued restructuring charges, less current portion	—	649,942	649,942
Deferred rent	259,067	265,856	265,856

Total liabilities	6,859,407	8,699,706	8,699,706

Commitments and contingencies

Stockholders’ equity:
Convertible preferred stock, $0.000067 par value. Authorized 27,749,126 shares (actual); 10,000,000 shares (pro forma); issued and outstanding 27,551,064 in 2002 and 2003 (actual), respectively, no shares in 2003 (pro forma); aggregate liquidation preference of $30,000,000 in 2002 and 2003 (actual), respectively, $0 in 2003 (pro forma)	1,846	1,846	—
Common stock, $0.000067 par value. Authorized 44,000,000 shares (actual); 200,000,000 (pro forma); issued 8,881,196 and 8,619,945 shares in 2002 and 2003 (actual), respectively, 36,171,009 shares in 2003 (pro forma); outstanding 8,881,196 and 8,593,372 shares in 2002 and 2003 (actual), respectively, 36,144,436 shares in 2003 (pro forma)	594	577	2,423
Additional paid-in capital	59,273,050	59,076,674	59,076,674
Notes receivable from stockholders	(330,805)	(219,590)	(219,590)
Deferred stock-based compensation	(1,969,985)	(1,420,443)	(1,420,443)
Treasury stock	—	(10,629)	(10,629)
Accumulated other comprehensive income	3,786	29,302	29,302
Accumulated deficit	(34,677,133)	(47,618,603)	(47,618,603)

Total stockholders’ equity	22,301,353	9,839,134	9,839,134

Total liabilities and stockholders’ equity	$29,160,760	18,538,840	18,538,840

See accompanying notes to consolidated financial statements.

Seven Networks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003
	(restated)	(restated)
Revenues:
License	$2,887,500	2,000,000	3,005,899
Support, maintenance and hosting	227,084	3,241,251	2,879,113
Professional services	—	971,803	1,019,027

Total revenues	3,114,584	6,213,054	6,904,039

Cost of revenues:
License	—	—	24,167
Support, maintenance and hosting	3,312,440	2,124,562	2,372,494
Professional services	—	301,553	826,304

Total cost of revenues	3,312,440	2,426,115	3,222,965

Gross profit (loss)	(197,856)	3,786,939	3,681,074

Operating expenses:
Research and development	8,075,779	10,729,379	8,229,910
Sales and marketing	3,969,730	6,580,675	4,698,472
General and administrative	2,984,441	3,037,263	1,714,535
Restructuring	—	1,871,737	1,657,155
Stock-based compensation(1)	113,140	1,177,282	237,170

Total operating expenses	15,143,090	23,396,336	16,537,242

Loss from operations	(15,340,946)	(19,609,397)	(12,856,168)
Interest income	1,226,050	791,664	299,694
Other expenses	(26,845)	(7,324)	(41,876)

Loss before provision for income taxes	(14,141,741)	(18,825,057)	(12,598,350)
Provision for income taxes	(1,309)	(28,154)	(343,120)

Net loss	$(14,143,050)	(18,853,211)	(12,941,470)

Basic and diluted net loss per share	$(5.29)	(3.52)	(1.89)

Shares used in computing basic and diluted net loss per share	2,675,535	5,357,592	6,850,726

(1) Stock-based compensation consists of:
Cost of revenues	$4,550	23,889	12,966
Research and development	54,808	208,725	286,815
Sales and marketing	13,260	273,640	18,190
General and administrative	40,522	671,028	(80,801)

	$113,140	1,177,282	237,170

See accompanying notes to consolidated financial statements.

Seven Networks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

Years ended December 31, 2001, 2002 and 2003

	Convertible preferred stock		Common stock		Additional paid-in capital	Notes receivable from stockholders	Deferred stock-based compen- sation	Treasury stock		Comprehensive loss	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount				Shares	Amount

Balances as of December 31, 2000	19,799,126	$1,327	10,366,909	$694	26,288,140	(754,102)	(69,853)	—	$—		(14,877)	(1,680,872)	23,770,457
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	$(14,143,050)	—	(14,143,050)	(14,143,050)
Other comprehensive loss:
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	42,662	42,662	—	42,662

Comprehensive loss										$(14,100,388)

Issuance of Series B convertible preferred stock for cash, net of issuance costs of $62,273	7,751,938	519	—	—	29,937,208	—	—	—	—		—	—	29,937,727
Stock issued to employees upon exercise of options for cash and notes	—	—	589,000	39	133,705	(31,395)	—	—	—		—	—	102,349
Repayment of notes receivable from stockholders	—	—	—	—	—	16,135	—	—	—		—	—	16,135
Repurchase of common stock and restricted stock for cash and exchange of notes receivable	—	—	(792,057)	(53)	(145,723)	105,535	—	—	—		—	—	(40,241)
Stock issued to related party for services	—	—	78,750	5	31,601	—	—	—	—		—	—	31,606
Stock options issued to nonemployees for services	—	—	—	—	8,689	—	—	—	—		—	—	8,689
Deferred stock-based compensation	—	—	—	—	554,100	—	(554,100)	—	—		—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	113,140	—	—		—	—	113,140

Balances as of December 31, 2001 (restated)	27,551,064	1,846	10,242,602	685	56,807,720	(663,827)	(510,813)	—	—		27,785	(15,823,922)	39,839,474

See accompanying notes to consolidated financial statements.

Seven Networks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS (CONTINUED)

Years ended December 31, 2001, 2002 and 2003

	Convertible preferred stock		Common stock		Additional paid-in capital	Notes receivable from stockholders	Deferred stock-based compen- sation	Treasury stock		Comprehensive loss	Accumulated other compre- hensive income (loss)	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount				Shares	Amount

Balances as of December 31, 2001 (restated)	27,551,064	1,846	10,242,602	685	56,807,720	(663,827)	(510,813)	—	—		27,785	(15,823,922)	39,839,474
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	$(18,853,211)	—	(18,853,211)	(18,853,211)
Other comprehensive loss:
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	(14,237)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(9,762)	—	—	—

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(23,999)	(23,999)	—	(23,999)

Comprehensive loss										$(18,676,660)

Repayment of notes receivable from stockholders		—	—	—	—	151,666	—	—	—		—	—	151,666
Repurchase of common stock and restricted stock for cash and exchange of notes receivable	—	—	(1,402,112)	(94)	(235,665)	181,356	15,001	90,363	(36,145)		—	—	(75,547)
Stock issued to employees upon exercise of options for cash	—	—	27,786	2	11,111	—	—	(90,363)	36,145		—	—	47,258
Stock issued to nonemployees for services	—	—	12,920	1	12,919	—	—	—	—		—	—	12,920
Revaluation of restricted stock issued to nonemployees for services rendered	—	—	—	—	10,028	—	—	—	—		—	—	10,028
Acceleration of vesting of employee stock option	—	—	—	—	10,897	—	—	—	—		—	—	10,897
Revaluation of stock options issued to nonemployees for services rendered	—	—	—	—	15,482	—	—	—	—		—	—	15,482
Deferred stock-based compensation	—	—	—	—	4,205,524	—	(4,205,524)	—	—		—	—	—
Cancellation of unvested stock options	—	—	—	—	(1,564,966)	—	1,324,034	—	—		—	—	(240,932)
Amortization of stock-based compensation	—	—	—	—	—	—	1,407,317	—	—		—	—	1,407,317

Balances as of December 31, 2002 (restated)	27,551,064	1,846	8,881,196	594	59,273,050	(330,805)	(1,969,985)	—	—		3,786	(34,677,133)	22,301,353

See accompanying notes to consolidated financial statements.

Seven Networks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS (CONTINUED)

Years ended December 31, 2001, 2002 and 2003

	Convertible preferred stock		Common stock		Additional paid-in capital	Notes receivable from stockholders	Deferred stock-based compensation	Treasury stock		Comprehensive loss	Accumu- lated other compre- hensive income (loss)	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount				Shares	Amount

Balances as of December 31, 2002 (restated)	27,551,064	1,846	8,881,196	594	59,273,050	(330,805)	(1,969,985)	—	—		3,786	(34,677,133)	22,301,353
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	$(12,941,470)	—	(12,941,470)	(12,941,470)
Other comprehensive loss:
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	(10,630)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	36,146	—	—	—

Other comprehensive loss	—	—	—	—	—	—	—	—	—	25,516	25,516	—	25,516

Comprehensive loss										$(13,116,504)

Repayment of notes receivable	—	—	—	—	—	73,391	—	—	—		—	—	73,391
Repurchase of common stock and restricted stock for cash and exchange of notes receivable	—	—	(261,251)	(17)	(49,749)	37,824	—	255,166	(102,066)		—	—	(114,008)
Stock issued to employees upon exercise of options for cash	—	—	—	—	(3,354)	—	—	(92,501)	37,000		—	—	33,646
Revaluation of restricted stock issued to nonemployees for services	—	—	—	—	5,067	—	—	—	—		—	—	5,067
Warrants issued in settlement of a license dispute	—	—	—	—	20,720	—	—	—	—		—	—	20,720
Revaluation of stock options issued to nonemployees for services	—	—	—	—	6,289	—	—	—	—		—	—	6,289
Stock issued to founder for termination settlement	—	—	—	—	137,023	—	—	(136,092)	54,437		—	—	191,460
Deferred stock-based compensation	—	—	—	—	2,199,500	—	(2,199,500)	—	—		—	—	—
Cancellation of unvested stock options	—	—	—	—	(2,511,872)	—	1,916,818	—	—		—	—	(595,054)
Amortization of stock-based compensation	—	—	—	—	—	—	832,224	—	—		—	—	832,224

Balances as of December 31, 2003	27,551,064	$1,846	8,619,945	$577	59,076,674	(219,590)	(1,420,443)	26,573	$(10,629)		29,302	(47,618,603)	9,839,134

See accompanying notes to consolidated financial statements.

Seven Networks, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003
	(restated)	(restated)
Cash flows from operating activities:
Net loss	$(14,143,050)	(18,853,211)	(12,941,470)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	681,051	1,495,154	1,617,612
Stock-based compensation	113,140	1,177,282	237,170
Noncash expense related to equity instruments issued to nonemployees	40,295	38,430	223,536
Impairment of property and equipment	—	—	216,466
Changes in operating assets and liabilities:
Accounts receivable	(125,000)	(451,326)	(696,720)
Prepaid expenses and other current assets	14,027	(125,864)	(161,662)
Other noncurrent assets	(48,045)	967,738	(100,948)
Accounts payable	(90,786)	213,893	124,826
Accrued liabilities	316,248	73,930	(208,248)
Accrued compensation and benefits	225,109	212,273	(36,184)
Deferred revenue	4,868,750	141,772	1,285,110
Deferred rent	137,492	121,575	6,789
Accrued restructuring charges	—	213,492	668,006

Net cash used in operating activities	(8,010,769)	(14,774,862)	(9,765,717)

Cash flows from investing activities:
Purchases of property and equipment	(2,545,793)	(2,763,545)	(42,133)
Purchases of short-term investments	(22,031,096)	(9,983,648)	(10,011,903)
Maturities of short-term investments	17,991,289	22,748,387	11,711,018
Purchase of long-term investments	(7,814,640)	(7,392,785)	(6,867,012)
Maturities of long-term investments	—	7,814,640	7,392,785
Decrease in restricted cash	423,952	783,390	138,511

Net cash provided by (used in) investing activities	(13,976,288)	11,206,439	2,321,266

Cash flows from financing activities:
Proceeds from issuance of common stock	102,349	47,258	33,646
Repayment of notes receivable	16,135	151,666	73,391
Repayment of employee loan	—	51,080	—
Repurchase of common stock	(40,241)	(75,547)	(114,008)
Net proceeds from issuance of convertible preferred stock	29,937,727	—	—

Net cash provided by (used in) financing activities	30,015,970	174,457	(6,971)

Effect of exchange rate changes on cash and cash equivalents	—	(9,762)	36,146

Net increase (decrease) in cash and cash equivalents	8,028,913	(3,403,728)	(7,415,276)
Cash and cash equivalents at beginning of year	8,970,770	16,999,683	13,595,955

Cash and cash equivalents at end of year	$16,999,683	13,595,955	6,180,679

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	$800	1,600	308,170

Noncash investing and financing activity:
Repurchase of stock in exchange for note receivable	$105,535	181,356	37,824

Issuance of common stock for notes receivable	31,395	—	—

See accompanying notes to consolidated financial statements.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003

(1)    Organization and Summary of Significant Accounting Policies

(a)    Description of Business

Seven Networks, Inc. (the Company) was incorporated in the state of Delaware on May 5, 2000, and its headquarters is located in Redwood City, California. The Company is a global provider of software and services that enable wireless operators to offer secure, affordable and real-time wireless data services to their subscribers on a variety of wireless handheld devices.

(b)    Proposed Initial Public Offering and Pro Forma Information

On March 12, 2004, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) to sell shares of its common stock in an initial public offering (IPO). On March 12, 2004, the board of directors approved an amendment and restatement of the Company’s certificate of incorporation to set the authorized number of shares of common stock at 200 million and the authorized number of shares of preferred stock at 10 million, after giving effect to the planned reverse stock split discussed below. The amendment is subject to stockholder approval and is expected to take effect upon consummation of the IPO.

The unaudited pro forma balance sheet as of December 31, 2003 reflects the assumed automatic conversion of the convertible preferred stock into 27,551,064 shares of common stock as though the completion of the IPO had occurred on December 31, 2003. Common stock issued in such IPO and any estimated proceeds are excluded from such pro forma information.

(c)    Reverse Stock Split

On March 12, 2004, the Board of Directors of the Company authorized up to a one-for-two reverse stock split of its common stock, to be effective prior to the IPO. Accordingly, all shares and per share amounts for the Company’s common stock, common stock issuable upon exercise of stock options, exercise or conversion of warrants and conversion of the Company’s convertible preferred stock, and net loss per common share information will be restated to retroactively reflect the reverse stock split.

(d)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Seven Networks (UK), Ltd., a Delaware corporation; Seven Networks, K.K.; Seven Networks (Singapore), PTE. Ltd.; Seven Networks (France), SARL; and Seven Networks GmbH. All significant intercompany balances and transactions have been eliminated in consolidation.

(e)    Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

materially affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

(f)    Advertising Costs

Advertising costs are charged to expense as incurred. The Company does not incur any direct-response advertising costs. Advertising costs were insignificant for the years ended December 31, 2001, 2002 and 2003.

(g)    Revenue Recognition

The Company derives revenues principally from the licensing of software products and sales of support, maintenance and hosting as well as through professional services.

The Company recognizes product license revenues in accordance with the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Pursuant to the requirements of SOP 97-2, as amended, the Company recognizes product license revenues when all of the following conditions are met:

➢	Persuasive evidence of a noncancelable agreement exists;

➢	The product has been delivered to the customer;

➢	The amount of fees to be paid by the customer is fixed or determinable; and

➢	Collection of the fee is probable.

For contracts with multiple elements (e.g., license, maintenance, hosting, and other services), revenue is allocated to each component of the contract based on vendor-specific objective evidence (VSOE) of its fair value, which is the price charged when the elements are sold separately. Since VSOE has not been established for license elements, the residual method is used to allocate revenue to the license portion of multiple-element transactions.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. To date, professional services, including installation and integration services, that are sold together with the initial software license have been considered essential to the functionality of the software due to the following factors: (1) customers have relied, to date, on the Company for integration assistance; (2) the Company’s software is not “shrink-wrap” and must be modified/integrated into the telecommunication operator’s network; and (3) payment for the service element is often not due until installation and integration is complete. If the Company provides professional services that are considered essential to the functionality of the software products, both the software license revenue and the service revenue are recognized under contact accounting in accordance with the provisions of SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Because these arrangements also have substantive acceptance provisions, often tied to the customer’s commercial product launch, and the unique nature of each customer integration effort, the Company has not been able to reasonably estimate completion status and the completed-contract method has been used.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

Arrangements where services have not been considered essential to the functionality of the software have been limited to follow-on professional services arrangements. For fixed-fee arrangements when services are not considered essential to the functionality, professional services revenue is recognized as services are performed based on the ratio of direct labor hours incurred to date to total projected labor costs. Where completion status cannot be reasonably estimated, revenue is recognized when all of the professional services have been delivered. For time-and-materials billing arrangements, the Company recognizes revenue as services are performed.

Customers purchasing maintenance agreements in connection with license transactions receive unspecified upgrades and technical support. The Company recognizes maintenance revenue ratably over the period of the maintenance contract of one year. The Company’s software products enable wireless operators to deliver wireless data applications and services directly to subscribers’ handheld devices, as long as those handheld devices contain software specific to the wireless operators’ network and SEVEN’s software. Under certain maintenance agreements, the Company has agreed to implement, test and support a limited number of third-party wireless handheld devices during the maintenance contract term. These services are only available in connection with a maintenance agreement and, as such, fees are recognized over the maintenance service period.

For contracts that involve hosting, the customer may have the contractual right to take possession of the software at any time during the hosting period without significant penalty. If the Customer has the contractual right to take possession of the software and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the Company to host the software, the Company recognizes hosting revenue ratably over the hosting period and recognizes the license revenue using the residual method, assuming all other revenue recognition criteria have been met. The fair value of hosting services in a bundled arrangement is determined by reference to contractual renewal rates in the sales agreement. If the customer does not have the contractual right to take possession of the software license in an arrangement involving hosting, the Company recognizes the entire fee as hosting revenue over the hosting period.

The Company records as deferred revenue any billed amounts due from customers in excess of revenues recognized. Advance payments are also recorded as deferred revenue until the products are shipped, services are delivered or obligations are met.

(h)    Cash, Cash Equivalents and Investments

The Company considers all highly liquid investments with original maturities of 3 months or less to be cash equivalents.

The Company classifies debt and marketable equity securities based on management’s intention on the date of purchase, and reevaluates such designation as of each consolidated balance sheet date. Debt and marketable equity securities are classified as available-for-sale and carried at fair value, which is determined based on quoted market prices, with net unrealized gains and losses, net of tax effects, included in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. The cost of securities sold is based on the specific identification method. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities, if any, are included in other income in the accompanying consolidated statements of operations. For the periods presented, realized gains and losses on available-for-sale investments were not significant. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest and amortization of premiums and discounts for debt securities are included in interest income in the accompanying consolidated statements of operations.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

(i)    Concentrations of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, accounts receivable and short-term and long-term investments. The Company places all of its cash equivalents, short-term investments and long-term investments with high-credit quality issuers. Carrying amounts of accounts receivable, accounts payable and accrued expenses approximate fair value due to their short duration.

(j)    Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable includes amounts due from customers for which revenue has been recognized or amounts are legally due. The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. If all collection efforts have been exhausted, the receivable is written off against the allowance. To date, the Company has not recorded any bad debt expense on its accounts receivable balances.

(k)    Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Computer equipment and software are depreciated over an average useful life of three years, while furniture and office equipment are depreciated over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the estimated useful lives of the assets or the lease term, whichever is shorter.

(l)    Stock-Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25, to account for stock options. Under this method, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the date of grant. The Company amortizes deferred employee stock-based compensation using the accelerated method prescribed by FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. The Company recorded deferred stock-based compensation, net of cancellations totaling $554,100, $2,881,490 and $282,682 during the years ended December 31, 2001, 2002 and 2003, respectively. Amortization of deferred stock-based compensation, net of cancellations, recognized during the years ended December 31, 2001, 2002 and 2003, totaled $113,140, $1,166,385 and $237,170, respectively. Additionally, in the year ended December 31, 2002, the Company recorded $10,897 of stock-based compensation associated with the acceleration of the vesting terms of an employee’s stock option upon termination.

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted the disclosure requirements of SFAS Nos. 123 and 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

	Year ended December 31,
	2001	2002	2003
	(restated)	(restated)
Net loss, as reported	$(14,143,050)	(18,853,211)	(12,941,470)
Stock-based compensation expense included in reported net loss, net of tax	113,140	1,177,282	237,170
Less stock-based compensation expense determined under the fair-value-based method for all awards, net of tax	(382,710)	(1,604,394)	(409,988)

Pro forma net loss	$(14,412,620)	(19,280,323)	(13,114,288)

Basic and diluted net loss per share, as reported	$(5.29)	(3.52)	(1.89)
Pro forma basic and diluted net loss per share	(5.39)	(3.60)	(1.91)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,
	2001	2002	2003
Expected volatility	90%	140%	125%
Risk-free interest rate	4.1%	3.3%	2.4%
Expected life	3.5 years	3.4 years	3.5 years
Expected dividends	0%	0%	0%

Stock, stock options and warrants for stock issued to nonemployees are accounted for at fair value in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Stock-based awards to nonemployees not immediately vested are subject to periodic revaluation over the vesting terms.

(m)    Software Capitalization

The Company capitalizes costs related to internally developed software for which technological feasibility, defined as a working prototype, has been established. To date, due to the close proximity between establishment of technological feasibility and general release, internal software development costs have been insignificant and, thus, have been expensed as incurred.

(n)    Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and tax credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. The provision for income tax expense is comprised of income taxes payable for the current period, plus the net change in deferred tax amounts.

(o)    Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, using discounted net cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less cost to sell.

(p)    Net Loss Per Share

Basic and diluted net loss per share is calculated by dividing net loss for the period by the weighted average common stock outstanding during the period, less shares subject to repurchase. The following potential weighted average shares of common stock have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been antidilutive:

	Year ended December 31,
	2001	2002	2003
Convertible preferred stock	23,515,809	27,551,064	27,551,064
Stock options	901,991	3,710,063	2,174,952
Warrants	—	—	25,151

Totals	24,417,800	31,261,127	29,751,167

The weighted average exercise price of stock options excluded as of December 31, 2001, 2002 and 2003 was $0.33, $0.38 and $0.37, respectively. The weighted average exercise price of warrants excluded as of December 31, 2003 was $4.00.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

A reconciliation of the denominator used and the calculation of basic and diluted net loss per share is as follows:

	Year ended December 31,
	2001	2002	2003
	(restated)	(restated)
Numerator:
Net loss	$(14,143,050)	(18,853,211)	(12,941,470)

Denominator:
Basic and diluted:
Weighted average common stock outstanding	10,294,867	9,423,200	8,738,655
Less weighted average unvested shares subject to repurchase	(7,619,332)	(4,065,608)	(1,887,929)

Denominator on basic and diluted calculation	2,675,535	5,357,592	6,850,726

Basic and diluted net loss per share	(5.29)	(3.52)	(1.89)

Shares used to compute basic and diluted net loss per share			6,850,726
Pro forma adjustment to reflect weighted average effect of assumed conversion of preferred stock (unaudited)			27,551,064

Shares used in computing pro forma basic and diluted net loss per share (unaudited)			34,401,790

Pro forma basic and diluted net loss per share (unaudited)			$(0.38)

(q)    Comprehensive Loss

In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company is required to display comprehensive loss and its components as part of the Company’s full set of consolidated financial statements. Comprehensive loss is comprised of net loss and other comprehensive loss, including unrealized gain (loss) on investments and foreign currency translation adjustments.

(r)    Reclassifications

Certain amounts presented in the 2001 and 2002 consolidated financial statements have been reclassified to conform to the current year’s presentation.

(s)    Foreign Currency

The functional currency for each foreign subsidiary is its respective local currency. Accordingly, all assets and liabilities related to these operations are translated at the current exchange rates at the end of each period. The resulting cumulative translation adjustments are recorded directly to the accumulated other comprehensive income (loss) account in stockholders’ equity. Revenues and expenses are translated at average exchange rates in effect during the period. Foreign currency transaction gains and losses are included in the results of operations and have not been material to date. As of December 31, 2003 and 2002, no foreign currency transactions were hedged.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

(t)    Recently Issued Accounting Standards

In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, that established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS No. 150 for certain mandatory redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2003, the FASB issued (FIN) Interpretation No. 46R (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FASB Interpretation FIN No. 46, which was issued in January 2003. As of the effective date of FIN No. 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN No. 46R apply to those entities. There is no grandfathering of existing entities. The adoption of FIN No. 46 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB No. 104 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

(2)    Restatement:

The Company restated its consolidated financial statements to reflect the following adjustments as of December 31, 2002 and for the years ended December 31, 2001 and 2002:

➢	An addition to deferred stock-based compensation, net of reversals for the cancellation of unvested stock options but before amortization, of $554,100 and $2,881,490 at December 31, 2001 and 2002, respectively.

➢	An addition to general and administrative expenses for the value of stock options issued to non-employees for services of $8,689 and $16,061 for the years ended December 31, 2001 and 2002, respectively.

➢	An addition to stock-based compensation expense, net of reversals of $240,932 related to canceled stock options, of $75,244 and $1,154,927 for the years ended December 31, 2001 and 2002, respectively, as a result of amortizing the remeasured deferred stock-based compensation for employee awards over the appropriate vesting periods.

The following tables present the impact of the restatements on a condensed basis:

	December 31, 2001		December 31, 2002
	As previously reported	Restated	As previously reported	Restated
Consolidated Balance Sheets:
Additional paid-in capital	$56,244,931	56,807,720	56,053,642	59,273,050
Deferred stock-based compensation	(31,957)	(510,813)	(5,498)	(1,969,985)
Accumulated deficit	(15,739,989)	(15,823,922)	(33,422,212)	(34,677,133)

	Year ended December 31,
	2001		2002
	As previously reported	Restated	As previously reported	Restated
Consolidated Statements of Operations:
General and administrative	$2,975,752	2,984,441	3,021,202	3,037,263
Stock-based compensation	37,896	113,140	22,355	1,177,282
Total operating expenses	15,059,157	15,143,090	22,225,348	23,396,336
Loss before provision for income taxes	(14,057,808)	(14,141,741)	(17,654,069)	(18,825,057)
Net loss	(14,059,117)	(14,143,050)	(17,682,223)	(18,853,211)
Basic and diluted net loss per share	(5.25)	(5.29)	(3.30)	(3.52)

Consolidated Statements of Cash Flows:
Net loss	$(14,059,117)	(14,143,050)	(17,682,223)	(18,853,211)
Stock-based compensation	37,896	113,140	22,355	1,177,282
Noncash expense related to equity instruments issued to nonemployees	31,606	40,295	22,369	38,430

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

(3)    Investments in Debt and Equity Securities

The components of the Company’s debt and marketable equity securities were as follows as of December 31, 2002 and 2003:

	December 31, 2002
	Cost	Unrealized gains	Unrealized losses	Fair value
Commercial paper	$5,354,684	412	—	5,355,096
Market auction preferred stock	8,260,200	—	—	8,260,200
U.S. Treasury and Agency securities	1,846,371	740	—	1,847,111
Corporate debt securities	1,061,216	—	(289)	1,060,927
Foreign debt securities	4,740,271	12,314	—	4,752,585

Investments in debt and equity securities	$21,262,742	13,466	(289)	21,275,919

	December 31, 2003
	Cost	Unrealized gains	Unrealized losses	Fair value
Commercial paper	$3,919,073	293	—	3,919,366
Market auction preferred stock	1,200,650	—	—	1,200,650
U.S. Treasury and Agency securities	1,010,488	912	—	1,011,400
Corporate debt securities	4,549,861	2,364	—	4,552,225
Foreign debt securities	1,794,661	—	(1,021)	1,793,640

Investments in debt and equity securities	$12,474,733	3,569	(1,021)	12,477,281

As of December 31, 2003, all debt securities mature within one year.

Available-for-sale securities are included in the following consolidated balance sheet accounts:

	December 31,
	2002	2003
Cash equivalents	$11,683,134	5,120,014
Short-term investments	2,200,000	500,885
Long-term investments	7,392,785	6,856,382

Total available-for-sale securities	$21,275,919	12,477,281

In connection with the Company’s corporate credit card arrangement, the Company held a restricted certificate of deposit at a financial institution in the amount of $151,000 and $-0- which is included in restricted cash in the accompanying 2002 and 2003 consolidated balance sheets, respectively. The Company also held restricted cash of $1,200,372 and $1,212,861, in connection with a standby letter of credit, which served as a security deposit for a sublease agreement for its offices. The amounts are included in restricted cash in the accompanying 2002 and 2003 consolidated balance sheets, respectively.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

(4)    Employee Loan

In December 2002, the Company extended the term of a note receivable, originally issued to an employee in 2000. The note is a full recourse note that bears interest at a rate of 6.51% per annum, with principal and interest due one year from the original issuance date. As of December 31, 2003, the outstanding principal on the note was $252,675 and the accrued interest was $13,709, which is included in employee loans and prepaid expenses and other current assets, respectively, in the accompanying 2003 consolidated balance sheet. The employee used the cash for personal purposes other than purchasing stock of the Company. As of December 31, 2003, the note and accrued interest remained outstanding and the Company was negotiating an extension with the employee whereby the note and accrued interest will be repayable July 31, 2004.

(5)    Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2002	2003
Computer equipment and software	$3,860,271	3,869,671
Purchased software	752,381	785,114
Furniture and office equipment	300,261	223,743
Leasehold improvements	784,459	588,343

	5,697,372	5,466,871
Less accumulated depreciation and amortization	2,196,936	3,758,380

	$3,500,436	1,708,491

(6)    Restructuring

As a result of a desire to strengthen future operating performance and competitive position by preserving cash and reducing costs, the Company announced two separate restructurings during the years ended December 31, 2002 and 2003.

The following tables present the restructuring activity through December 31, 2003:

	Accrued as of December 31, 2001	Total expense	Cash payments	Accrued as of December 31, 2002
Contract termination	$—	900,000	(900,000)	—
Severance and related charges	—	971,737	(758,245)	213,492

	$—	1,871,737	(1,658,245)	213,492

	Accrued as of December 31, 2002	Total expense	Cash payments	Accrued as of December 31, 2003

Lease loss	$—	1,032,400	(150,902)	881,498
Severance and related charges	213,492	408,289	(621,781)	—

	$213,492	1,440,689	(772,683)	881,498

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

In the year ended December 31, 2002 restructuring (the 2002 Restructuring), contract termination consists of a penalty payment of $900,000 for the early termination of equipment leases (See Note 7(c)). Severance and related charges consist of severance, health benefits and other termination costs as a result of the termination of approximately 37 employees and was recorded in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The accrual of $213,492, as of December 31, 2002, related to the 2002 Restructuring was paid in 2003.

In the year ended December 31, 2003 restructuring (the 2003 Restructuring), lease loss represents the abandonment of the third floor of the Company’s Redwood City facility. Subsequent to the abandonment, the third floor was subleased. The lease loss recorded represents the fair value of the Company’s remaining obligations under the lease and considers the amount the Company will receive under the sublease agreement. This accrual was recorded in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. As a result of the abandonment of the third floor, the Company impaired the related leasehold improvements and fixed assets of $216,466 and the abandonment was accounted for in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Severance and related charges consist of severance, health benefits and other termination costs as a result of the termination of approximately 5 employees and was recorded in accordance with SFAS No. 112, Employers’ Accounting for Postemployment Benefits an Amendment of FASB Statements No. 5 and 4. The remaining accrual related to the 2003 Restructuring is $881,498, of which $231,556 will be paid during the year ended December 31, 2004, and $649,942 will be paid on various dates through 2008.

(7)    Commitments and Contingencies

(a)    Contingencies

The Company is involved with certain litigation matters in the ordinary course of business. At December 31, 2003, the Company had accrued $29,000 relating to the settlement of a claim from a former employee. At December 31, 2002, no provision had been made for any outstanding claim.

In September 2003, the Company was served with a complaint filed by Visto Corporation in the United States District Court for the Eastern District of Texas, Marshall Division, alleging that its System SEVEN products (the “Accused Products”) infringe on two United States patents held by Visto. Visto’s complaint seeks to permanently enjoin the Company’s sale, manufacture and distribution of the Accused Products in the United States in addition to the payment of lost profits and/or other damages, interest, attorneys’ fees, treble damages and litigation costs. The day after filing its complaint, Visto also filed a motion for a preliminary injunction seeking to enjoin the Company from selling the Accused Products pending the outcome of this litigation.

The Company has answered Visto’s complaint and has filed a counterclaim for declaratory relief seeking a declaration of non-infringement and the establishment of other defenses. The parties have also began, but not completed, the process of making mandatory disclosures of documents and other items required under the Federal Rules of Civil Procedure. Visto also filed motions challenging the legal sufficiency of certain defenses and claims pleaded in the Company’s answer and counterclaim, but those motions have now been resolved in the Company’s favor. On February 10, 2004, the District Court issued a scheduling

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

order governing Visto’s motion for a preliminary injunction. The District Court’s order set a schedule for completing discovery related to the issues implicated by Visto’s motion for a preliminary injunction. Discovery concerning the issues raised in Visto’s motion is actively under way and will close in accordance with the District Court’s order on April 9, 2004. Thereafter, the Company’s opposition brief to the motion is due on April 23, 2004, and Visto’s reply brief is due on April 30, 2004. No date for a hearing on the preliminary injunction has been established, but the Company anticipates that at a May 18, 2004 scheduling conference, the District Court will set a preliminary injunction hearing date and a trial date. Although the District Court has tentatively proposed that the case be tried on April 4, 2005, a preliminary injunction hearing date could be held at any time.

The Company believes it has meritorious defenses to Visto’s claims of patent infringement and plans to undertake a vigorous defense of this matter, but it cannot assure that it will be successful in opposing either Visto’s motion for preliminary injunction or its claims of patent infringement if this matter proceeds to trial. If the Company is unable to oppose Visto’s motion for a preliminary injunction successfully, then it may be barred from selling, marketing, advertising, manufacturing or using the Accused Products in the United States or elsewhere during the course of the litigation. While the scope of any restraint imposed upon the Company by a preliminary injunction would depend upon the precise language of the order issued by the District Court, Visto’s motion seeks to bar the Company from selling, marketing, advertising, manufacturing or using the Accused Products. If the Company is not successful in defending this litigation at trial, the Company will very likely be required to pay Visto damages, including a possible trebling of any damages awarded by the District Court, lost profits, interest, royalties and attorneys’ fees and litigation costs in an indeterminate amount and to indemnify our wireless operator customers for damages incurred by them as a result of such infringement. If a permanent injunction was issued after an adverse verdict at trial then the Company could be permanently barred from selling, marketing, advertising, manufacturing or using the Accused Products in the United States unless the Company is able to negotiate a license from Visto at that time. Such a license may not be available to the Company at a reasonable cost or at all. If the District Court orders a preliminary or permanent injunction and a license from Visto is not available to the Company, then depending on the precise language of the District Court’s injunctive relief order(s) or judgment, the Company likely would have to terminate contractual arrangements with its customers and resellers in the United States, and the Company could be subject to additional claims for any losses they incur as a result. If these unfavorable events occurred, the Company might be able to restructure its business to focus on its operations in markets outside the United States. However, the Company might not be successful in doing so. The Company might also face further legal challenges from Visto alleging that its offshore operations and activities related to those operations, including the use of the Accused Products by third parties, was in continued violation of the United States patent laws, a cause of further damage to Visto and also in violation of any injunctions issued by the District Court. Any of these developments would have a material adverse effect on the Company’s business, operating results and financial condition. Due to the inherent uncertainties of litigation and the early state of this case, the Company cannot accurately predict the ultimate outcome of this matter at this time. No amount has been accrued as of December 31, 2003 as a loss is not yet probable or estimable.

(b)    Other Contingencies

The Company generally warrants that its products shall perform to its standard documentation. Under the terms of the warranty, should a product not perform as specified in the documentation, the Company will repair or replace the product. Such warranties are accounted for in accordance with SFAS No. 5,

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

Accounting for Contingencies. To date, the Company has not incurred material costs related to warranty obligations.

The Company’s product license agreements include an indemnification provision for claims from third parties relating to the Company’s intellectual property. Such indemnification provisions are accounted for in accordance with FASB Interpretation FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The indemnification is limited to the amount paid by the customer. To date, the Company has not incurred any costs related to such indemnification provisions.

(c)    Operating Leases

In December 2000, the Company executed an operating sublease agreement for approximately 32,500 square feet of office space in Redwood City, California expiring November 2004. The Company amended the sublease agreement with the landlord on July 22, 2002. The amendment increases the square feet of office space from 32,500 to 65,000 square feet and extended the lease term through September 2008. In connection with the original sublease, the Company also issued a letter of credit of $2,014,762 to the lessor in December 2001 which was reduced to $928,281 in 2002, as a result of the amendment. The letter of credit was secured by $1,200,372 and $1,212,861 of restricted cash as of December 31, 2002 and 2003, respectively.

The original and amended lease agreements provide for increasing monthly rent payments over the respective lease terms. As such, in accordance with SFAS No. 13, Accounting for Leases, the Company has accounted for rent expense on a straight-line basis and recorded a deferred rent liability of $259,067 and $265,856 as of December 31, 2002 and 2003, respectively. The Company recorded rent expense of $2,744,027, $2,647,000 and $2,203,961 for the years ended December 31, 2001, 2002 and 2003, respectively.

In February 2001, the Company entered into a three-year operating lease for certain computer hardware and networking and co-location services. In connection with this equipment lease and service arrangement, the Company recorded $2,305,495 of expense which is classified as cost of support, maintenance and hosting revenue in the 2001 consolidated statement of operations. The Company disputed a portion of the charges and the terms of the original agreement and ceased making payments in January 2002. In April 2002, the Company terminated the equipment lease, returned the equipment to the lessor, agreed to pay the lessor $1.0 million in 12 monthly installments of $83,333. Additionally, the lessor released the Company of all other lease obligations. In November 2002, the lessor reduced the total liability to $900,000 in exchange for a prepayment of the remaining amounts due.

As of December 31, 2003, future minimum lease payments under noncancelable operating leases are as follows:

Year ending December 31:
2004	$1,951,051
2005	2,013,196
2006	2,083,014
2007	2,144,085
2008	1,646,485

Total minimum lease payments	$9,837,831

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

As of December 31, 2003, future sublease payments to be received under noncancelable operating leases are as follows:

Year ending December 31:
2004	$333,485
2005	343,489
2006	353,794
2007	364,408
2008	281,505

Total sublease payments	$1,676,681

(8)    Stockholders’ Equity

(a)    Common Stock

The Company is authorized to issue 44,000,000 shares of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company.

(b)    Convertible Preferred Stock

The Company is authorized to issue 27,749,126 shares of convertible preferred stock (preferred stock) at a par value of $0.000067 per share. The amounts and terms of the Company’s preferred stock are as follows:

Series	Date issued	Shares designated	Shares Issued and outstanding	Issue price	Potential common stock
1	August 30, 2000	7,500,000	7,500,000	$0.27	7,500,000
A	August 30, 2000	8,116,070	8,116,070	1.87	8,116,070
A1	November 6, 2000	4,183,056	4,183,056	1.97	4,183,056
B	July 9, 2001	7,950,000	7,751,938	3.87	7,751,938

		27,749,126	27,551,064		27,551,064

Dividends

Holders of Series 1, A, A1, and B preferred stock are entitled to receive noncumulative dividends, when and if declared by the board of directors, at the rate of $0.02133, $0.1493, $0.158 and $0.3096 per share, per annum, respectively. As of December 31, 2001, 2002 and 2003, no dividends have been declared or paid by the Company.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company shall be distributed first to the holders of the Series B preferred stock at an amount equal to $3.87 per outstanding share of Series B preferred stock plus declared and unpaid dividends on such preferred stock. If the assets of the Company available for distribution are not sufficient to pay the full amount of this distribution, such assets will be distributed pro rata to the

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

holders of the Series B preferred stock in proportion to the amount of Series B preferred stock owned by each holder. Any assets of the Company available for distribution in excess of the Series B preferred stock liquidation preference amounts will be distributed to the holders of the common stock in proportion to the amount of stock owned by each holder.

Voting Rights

Holders of Series 1, A, A1 and B preferred stock have voting rights equal to the number of common shares issuable upon conversion of such preferred stock.

As long as any shares of Series A preferred stock originally issued are outstanding, the holders of Series A preferred stock are entitled to elect two members to the Company’s board of directors. As long as any shares of Series A1 or B preferred stock originally issued are outstanding, the holders of Series A1 and B preferred stock are entitled to elect one member each to the Company’s board of directors. The holders of preferred stock and common stock voting as a single class are entitled to elect any remaining directors to the Company’s board of directors.

As long as at least a majority of the aggregate shares of the Series A, A1 and B preferred stock originally issued are outstanding, the Company must obtain the majority approval of the holders of then outstanding shares of Series A, A1 and B preferred stock for the following:

➢	Sale, disposition or merger of substantially all the assets of the Company;

➢	Changes to any rights, preferences or privileges of any shares of preferred stock;

➢	Increase or decrease to the number of authorized shares of preferred stock;

➢	Amendments to the Company’s Certificate of Incorporation or Bylaws;

➢	Changes to the authorized number of directors; and

➢	Pay dividends on shares of common stock.

Conversion

Series 1, A, A1 and B preferred stock are convertible into common stock on a one-for-one basis at the option of the holder, subject to adjustments under specific circumstances. Series 1, A and A1 preferred stock will automatically convert upon the earlier of (i) the date specified by a election of the holders of a majority of the then outstanding shares of Series 1, A and A1 preferred stock, voting together as a single class, or (ii) immediately upon the closing of an initial public offering with a public offering price of not less than $5.333 per share, and aggregate cash proceeds of $20,000,000.

Series B preferred stock will automatically convert upon the earlier of (i) the date specified by a election of the holders of a majority of the then outstanding shares of Series B preferred stock or (ii) immediately upon the closing of an initial public offering with aggregate cash proceeds of not less than $50,000,000.

(c)    2000 Stock Plan

The Company’s 2000 Stock Plan (the 2000 Plan) was adopted by the board of directors in August 2000, and as of December 31, 2003, 8,035,140 shares of common stock have been authorized for issuance under the Plan. The 2000 Plan provides for the issuance of common stock, stock purchase rights, and

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

stock options to employees, officers, directors, and consultants of the Company. Under the 2000 Plan, options to purchase common stock may be granted at no less than 85% of the fair market value on the date of grant (110% of the fair market value in certain instances) as determined by the board of directors. Options may be exercisable immediately, or may be exercisable within the times as set forth in the stock option agreement as determined by the board of directors, generally four years. The options have a maximum term of 10 years. Stock that is purchased prior to vesting is subject to the Company’s right of repurchase, which lapses over the vesting period.

As of December 31, 2002 and 2003, 1,005,204 and 299,064 shares, respectively, are subject to repurchase at weighted average exercise price of $0.199 and $0.196, respectively. These shares represent options that were exercised prior to vesting. The Company’s right to repurchase the shares lapses over the vesting period of the original option grants as if they had not been exercised early. The Company has reserved 2,349,252 shares of common stock for future issuances related to the 2000 Plan.

A summary of activity in the Company’s 2000 Plan and related information for the years ended December 31, 2001, 2002 and 2003 is set forth below:

	Options available for grant	Number of options outstanding	Weighted average exercise price
Balances as of December 31, 2000	2,701,556	764,250	$0.20
Authorized	—	—	—
Granted	(2,326,500)	2,326,500	0.30
Shares issued	(78,750)	—	—
Exercised	—	(589,000)	0.20
Repurchased	679,500	—	0.19
Canceled	739,000	(739,000)	0.23

Balances as of December 31, 2001	1,714,806	1,762,750	0.33
Authorized	5,500,000	—	—
Granted	(7,049,206)	7,049,206	0.40
Shares issued	(12,920)	—	—
Exercised	—	(118,149)	0.40
Repurchased	1,356,383	—	0.20
Canceled	2,803,164	(2,803,164)	0.39

Balances as of December 31, 2002	4,312,227	5,890,643	0.38
Authorized	(5,500,000)	—	—
Granted	(2,169,500)	2,169,500	0.40
Exercised	—	(92,501)	0.36
Repurchased	516,417	—	0.30
Canceled	5,190,108	(5,190,108)	0.39

Balances as of December 31, 2003	2,349,252	2,777,534	0.37

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

	Years ended December 31,
	2001		2002		2003
	Shares	Weighted- average fair value	Shares	Weighted- average fair value	Shares	Weighted- average fair value

Weighted average fair value of options granted:
Exercise prices equal to fair value of underlying common stock at date of grant	1,403,000	$0.15	—	$—	—	$—
Exercise prices less than fair value of underlying common stock at date of grant	923,500	0.78	7,049,206	0.87	2,169,500	1.24

Options outstanding and currently exercisable as of December 31, 2003 are as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding	Weighted average exercise price

$0.20	359,563	7.07	$0.20	339,563	$0.20
0.30	6,667	7.41	0.30	6,667	0.30
0.40	2,411,304	8.98	0.40	876,145	0.40

	2,777,534	8.73	0.37	1,222,375	0.34

(d)    Equity Instruments Issued to Nonemployees

During 2001 and 2002, in connection with services provided, the Company issued 78,750 shares of common stock to a related party and 12,920 shares of common stock to consultants, respectively, from the Company’s 2000 Plan. In connection with these issuances, the Company recorded the estimated fair value of the common stock issued of $31,606 and $12,920, respectively, which is included in general and administrative expense in the accompanying 2001 and 2002 consolidated statements of operations, respectively.

During 2001, in connection with services provided, the Company granted 40,000 common stock options to a consultant from the Company’s 2000 Plan at an exercise price of $0.40 per share. The options vested 25% after one year and the remainder vests ratably as the services are provided. In connection with this grant, the Company has revalued the estimated fair value of the options over the period of service. Accordingly, the Company has recorded $8,689, $15,482 and $6,289, respectively, which is included in general and administrative expense in the accompanying 2001, 2002 and 2003 consolidated statements of operations.

During 2003, in connection with a license agreement settlement, the Company issued warrants to purchase up to 60,000 shares of the Company’s common stock at an exercise price of $4.00 per share. The warrants are fully exercisable for ten years from the date of issuance. The estimated fair value of the

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

warrants, $20,720, was included in general and administrative expense in the accompanying 2003 consolidated statement of operations.

As of December 31, 2003, all nonemployee options and warrants remained unexercised and outstanding.

The Company used the Black-Scholes option-pricing model and the following weighted average assumptions in its calculations of the estimated fair value of the common stock options and warrants issued to nonemployees:

	Year ended December 31,
	2001	2002	2003

Volatility	90%	90%	120%
Risk-free interest rate	3.00%	3.83%	4.09%
Contractual life (years)	10	10	10
Dividends	0%	0%	0%

(e)    Notes Receivable from Stockholders

From September 2000 through January 2001, in connection with simultaneous option grants, the Company issued notes receivable to employees to finance the purchase of shares of common stock of the Company. As of December 31, 2003, the principal amount of the notes total $219,590, bear interest between 5.87% and 6.22% per annum, are full recourse and have maturity dates of four years from the original issuance date. Principal and interest on these notes are not forgivable. The face amount of the notes was discounted assuming a market rate of interest of 8.5%. As of December 31, 2002 and 2003, $43,642 and $43,225 of interest receivable related to these notes is included in prepaid expenses and other current assets in the accompanying consolidated balance sheets, respectively.

(f)    Restricted Stock

In 2000, the Company issued 5,685,075 shares of restricted common stock to its founders at a price of $0.0067 per share, which were subject to repurchase by the Company. 25% of the shares issued were released from the Company’s repurchase option immediately and 1/48th of the remaining shares is to be released at the end of each month thereafter assuming continued employment. As of December 31, 2002 and 2003, 1,614,375 and 645,750 shares held by founders were subject to repurchase, respectively.

In 2000, the Company issued 112,500 shares of restricted common stock to its external legal counsel at a price of $0.0067 per share, which were subject to repurchase by the Company. 25% of the shares were released from the Company’s repurchase option on July 27, 2001, and 1/48th of the remaining shares is to be released at the end of each month thereafter assuming services are continued to be provided. As of December 31, 2002 and 2003, 44,531 and 16,406 shares held by the Company’s external legal counsel were subject to repurchase, respectively. In connection with this issuance, the Company has revalued the estimated fair value of the shares over the period of service. Amounts recorded related to the issuance and revaluation of the restricted shares have been immaterial for the periods presented.

(g)    Repurchased Stock

Under the terms of the Company’s 2000 Plan and the restricted stock agreements, the Company has repurchased both vested common stock and restricted common stock from former employees. If the repurchase relates to vested common stock, the Company will pay the per share fair value on the date of

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

purchase as determined by the board of directors. These repurchased shares are recorded as treasury stock at their purchase price. In 2002 and 2003, the Company repurchased 90,363 and 255,166 shares of vested common stock, respectively. No vested common stock was repurchased in 2000. If the repurchase relates to unvested and restricted common stock, the Company will either pay the exercise price if the shares relate to exercised options or the issuance price if the shares relate to a restricted stock issuance. These repurchases reduce additional paid-in capital and common stock. In 2001, 2002 and 2003, the Company repurchased 792,057, 1,402,112 and 261,251 shares of unvested and restricted common stock, respectively.

In 2003, the Company issued 136,092 shares of common stock, previously held in treasury stock to a founder to resolve a dispute involving his termination. The estimated fair value of the shares, $191,460, was recorded in general and administrative expenses in the accompanying consolidated statement of operations.

(h)    Stock Split

On December 19, 2000, the Company’s board of directors approved a three–for–two stock split of all outstanding shares of the Company’s common and preferred stock. All share and per share information included in these consolidated financial statements has been retroactively adjusted to reflect this stock split.

(9)    Income Taxes

Net loss included income from the Company’s foreign subsidiaries of $992, $74,745 and $181,178 for 2001, 2002 and 2003, respectively. Provision for foreign income taxes includes statutory withholding taxes of $0, $0 and $253,510 for 2001, 2002 and 2003, respectively. The components of the provision for income taxes, all current, are as follows:

	Year ended December 31,
	2001	2002	2003
State	$800	1,610	1,752
Foreign	509	26,544	341,368

Provision for income taxes	$1,309	28,154	343,120

The differences between the total expected tax benefit computed by applying the federal statutory rate of 34% to loss before taxes and the actual provision for income taxes were as follows:

	Year ended December 31,
	2001	2002	2003
	(restated)	(restated)
Statutory federal tax	$(4,808,192)	(6,400,519)	(4,283,439)
Nondeductible expenses	8,783	8,213	2,985
Foreign tax	509	26,544	341,368
Stock-based compensation	25,583	396,380	79,112
State income taxes, net of federal benefit	528	1,063	1,156
Loss on which no federal benefit was realized	4,774,098	5,996,473	4,201,938

Provision for income taxes	$1,309	28,154	343,120

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

No deferred tax liabilities have been provided for the undistributed earnings of the Company’s foreign subsidiaries as the Company plans to indefinitely reinvest the foreign earnings outside the United States.

Deferred income taxes reflect the net tax effect of temporary timing differences between the carrying amount of assets and liabilities for financial reporting purposes, and the amount used for income tax purposes and net operating loss and credit carryforwards. The Company’s deferred tax assets and liabilities are detailed below:

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$12,761,786	16,778,574
Research and development credit carryforwards	746,130	1,032,153
Depreciation and amortization	184,054	402,457
Reserves and accruals	138,345	536,804
Other	1,063	272

Total gross deferred tax assets	13,831,378	18,750,260
Valuation allowance	(13,831,378)	(18,750,260)

Net deferred tax assets	$—	—

A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding realization of the assets, including limited operating history of the Company, the lack of profitability to date, and uncertainty over future operating profitability and taxable income. The valuation allowance increased by $7,253,605 and $4,918,882 for the years ended December 31, 2002 and 2003, respectively.

As of December 31, 2003, the Company had approximately $43,358,555 of net operating loss carryforwards for federal purposes and $34,907,880 for California state purposes available to offset taxable income in future years. The federal net operating loss carryforwards will expire, if not utilized, beginning in 2020 through 2023, and the state net operating loss carryforwards will expire, if not utilized, beginning in 2010 through 2013. In addition, the Company had approximately $609,221 and $640,807 of tax credit carryforwards for increased research expenditures for federal and California purposes, respectively. The federal increased research credits will begin to expire if not utilized by 2020, and the state increased research credits can be carried over indefinitely. Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an “ownership change” for tax purposes, as defined in Section 382 of the Internal Revenue Code. If an ownership change has occurred or does occur in the future, utilization of the net operating loss and tax credit carryforwards could be significantly reduced.

(10)    Retirement Plans

The Company has a qualified defined contribution retirement plan under the provisions of section 401(k) of the Internal Revenue Code (the 401(k) Plan) that covers all eligible employees. Under the terms of the 401(k) Plan, participants may contribute varying amounts of their annual compensation (limited to the lesser of 60% of compensation or the Section 401(k) limit under law). The 401(k) Plan provides for the Company to match a portion of employee contributions. For the years ended December 31, 2001, 2002 and 2003, the Company has elected not to match employee contributions.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

(11)    Segment Information

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers: The method of determining what information is reported is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance. The Company’s chief operating decision maker is considered to be the Company’s chief executive officer (CEO). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. By this definition, the Company operates in one business segment, which is the development, marketing and sale of software.

Geographic Information

The Company markets its products primarily from its operations in the United States. International sales are primarily to customers in Europe and Asia Pacific. Information regarding the Company’s revenues in different geographic regions is as follows:

	Year ended December 31,
	2001	2002	2003
United States	$3,114,584	1,172,917	2,109,114
Europe	—	4,657,637	1,792,775
Asia Pacific	—	382,500	3,002,150

	$3,114,584	6,213,054	6,904,039

Significant customers consisted of:

	As a percentage of accounts receivable		As a percentage of revenue
	December 31,		Year ended December 31,
	2002	2003	2001	2002	2003
Customer A	—	85%	—	—	43%
Customer B	—	—	—	—	24%
Customer C	64%	8%	—	—	16%
Customer D	—	—	100%	19%	15%
Customer E	—	—	—	75%	—
Customer F	31%	—	—	—	—

	95%	93%	100%	94%	98%

All material long-lived assets are in the United States.

(12)    Subsequent Events

In February 2004, the Company granted employees options to purchase 1,293,000 shares of common stock with an exercise price of $ 0.40 per share. In connection with these option grants, the Company recorded deferred stock-based compensation of $8,145,900, which is equal to the aggregate difference between the estimated fair value of the common stock on the date of grant and the option exercise price.

Seven Networks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001, 2002 and 2003

In March 2004, the Company granted employees options to purchase 1,885,000 shares of common stock with an exercise price of $1.36 per share. In connection with these grants, the Company recorded deferred stock-based compensation of $10,065,900, which is equal to the aggregate difference between the estimated fair value of the common stock on the date of grant and the option exercise price.

The Company increased the number of shares of common stock reserved under the 2000 Plan from 8,035,140 to 9,735,140 shares in March 2004.

In March 2004, the board of directors adopted the 2004 Stock Incentive Plan (the 2004 Plan), subject to approval by the Company’s stockholders. The 2004 Plan will become effective concurrent with the IPO. Under the plan, the board of directors may grant stock options or other types of stock-based awards, such as restricted stock, restricted stock units, stock bonus awards and stock appreciation rights. Incentive stock options may be granted to the Company’s employees. Nonstatutory stock options and other stock-based awards may be granted to employees, consultants or nonemployee directors. Upon effectiveness, 2,000,000 shares of common stock will be reserved for issuance under the 2004 Plan. On January 1 of each year beginning on January 1, 2005, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to the lesser of (i) 1% of the Company’s outstanding shares or (ii) 1,000,000 shares. The 2004 Plan terminates 10 years after adoption.

In March 2004, the board of directors adopted the 2004 Employee Stock Purchase Plan (the Purchase Plan), subject to approval by the Company’s stockholders. The Purchase Plan will become effective concurrent with the IPO, and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. The Purchase Plan is designed to enable eligible employees to purchase shares of the Company’s common stock at a discount on a periodic basis through payroll deductions. Upon effectiveness, 450,000 shares of common stock will be reserved for issuance under the Purchase Plan. The number of shares reserved for issuance under the Purchase Plan will increase automatically on January 1 of each year beginning January 1, 2006 by an amount equal to the lesser of (i) 0.3% of the Company’s outstanding shares or (ii) 200,000 shares. The Purchase Plan shall terminate automatically 20 years after adoption. Except for the first offering period, each offering period will be for 12 months and will consist of consecutive 6-month purchase periods. The purchase price for shares of common stock purchased under the Purchase Plan will be 85% of the lesser of the fair market value of the Company’s common stock on the first day of the applicable offering period or the fair market value of the Company’s common stock on the last day of the purchase period.

PART II

Information not required to be in the prospectus

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee	$14,571
NASD filing fee	$12,000
Nasdaq National Market listing fee	$5,000
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

*	To be disclosed by amendment

The registrant will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

The Delaware General Corporation Law, the registrant’s charter and bylaws provide for indemnification of the registrant’s directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the registrant’s corporate charter to be effective as of the closing of this offering and filed as Exhibit 3.2 hereto and the registrant’s bylaws to be effective as of the closing of this offering and filed as Exhibit 3.4 hereto.

The registrant has entered into indemnification agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The indemnification agreements provide the registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have sold and issued the following unregistered securities (not giving effect to a reverse one-for              stock split which will occur prior to the closing of this offering):

(a)	Issuances of Capital Stock

1.	In August 2000, we issued and sold an aggregate of 5,797,575 shares of our common stock to four individual investors for an aggregate purchase price of $38,650.50.

PART II

2.	In August 2000, we issued and sold an aggregate of 7,500,000 shares of our Series 1 preferred stock to seven individual investors for an aggregate purchase price of $2,000,000.

3.	In August 2000, we issued and sold an aggregate of 8,116,070 shares of our Series A preferred stock to two individual and institutional investors for an aggregate purchase price of $15,149,999.20.

4.	In November 2000, we issued and sold an aggregate of 4,183,056 shares of our Series A1 preferred stock to 21 individual and institutional investors for an aggregate purchase price of $8,254,569.30.

5.	In July 2001, we issued and sold an aggregate of 7,751,938 shares of our Series B preferred stock to 26 individual and institutional investors for an aggregate purchase price of $30,000,000.06.

6.	In August 2003, we issued and sold a warrant to purchase 60,000 shares of our common stock in partial consideration for entering into a license agreement with NCR Corporation.

The share amounts for the issuances of common and preferred stock referred to above reflect the forward three-for-two split of the common and preferred stock effected in January 2001. Outstanding shares of Series 1 Preferred Stock, Series A Preferred Stock, Series A1 Preferred and Series B Preferred Stock will be converted into shares of common stock at a one-for-one ratio effective upon the closing of this offering.

No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of such shares of our preferred stock described above represented to SEVEN in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

(b)	Stock Option Grants

As of February 29, 2004, we had issued and sold to employees, directors and consultants and aggregate of 2,948,605 shares of our common stock upon the exercise of stock options, at exercise prices ranging from $0.186667 to $0.40 per share. In addition, as of such date options to purchase 4,202,887 shares of our common stock were outstanding under our 2000 Stock Plan.

The issuance of stock options and the common stock issuable upon exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about SEVEN or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included

PART II

appropriate legends setting forth that the securities had not been registered and applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits:

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement.

3.1	Fifth Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2*	Sixth Amended and Restated Certificate of Incorporation of the registrant to take effect upon the closing of the offering made under this Registration Statement.

3.3	Bylaws of the registrant, as currently in effect.

3.4*	Amended and Restated Bylaws of the registrant to take effect as of the closing of the offering made under this Registration Statement.

4.1*	Form of Specimen Certificate of the registrant’s Common Stock.

4.2	Third Amended and Restated Investors’ Rights Agreement, dated as of July 9, 2001, by and among the registrant and certain other parties.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the registrant

10.1	Form of Indemnification Agreement to be entered into between the registrant and its directors and executive officers.

10.2	2000 Stock Plan, as amended.

10.3	2004 Equity Incentive Plan.

10.4	2004 Employee Stock Purchase Plan.

10.5	Sublease Agreement by and among the registrant, InsWeb Corporation and The Marshall Squares LLP, dated as of December 1, 2000 and as amended to date.

10.6	Employment Contract with Kazuhiko Ishii, dated as of April 8, 2002.

10.7	Full-Recourse Promissory Note issued by Kate A. O’Sullivan to the registrant, dated as of October 18, 2000.

10.8	Stock Pledge Agreement, dated as of October 18, 2000, by and between the registrant and Kate A. O’Sullivan.

21.1	List of Subsidiaries of the registrant.

23.1	Consent of KPMG LLP, Independent Auditors

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).

24.1	Power of Attorney (filed herewith on the signature page of this Registration Statement)

*	To be supplied by amendment.

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(b)	Consolidated Financial Statements Schedules:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, the required information is disclosed in the notes to the consolidated financial statements or the schedules are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California on March 22, 2004.

SEVEN NETWORKS, INC.

By:	/S/ BILL NGUYEN
Bill Nguyen President and Chief Executive Officer

Power of Attorney

The undersigned officers and directors of Seven Networks, Inc. hereby constitute and appoint Harvey J. Anderson II and Andrew K. Urushima, and each of them singly, with full power of substitution and resubstitution, our true and lawful attorneys-in-fact and agents to take any actions to enable Seven Networks, Inc. to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including the power and authority to sign for us in our names in the capacities indicated below any and all amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BILL NGUYEN Bill Nguyen	Director, President and Chief Executive Officer (Principal Executive Officer)	March 22, 2004

/s/ ANDREW K. URUSHIMA Andrew K. Urushima	Chief Financial Officer (Principal Financial and Accounting Officer)	March 22, 2004

/s/ DR. ROSS A. BOTT Dr. Ross A. Bott	Director	March 22, 2004

/s/ CAMERON D. MYHRVOLD Cameron D. Myhrvold	Director	March 22, 2004

/s/ BRAD A. SILVERBERG Brad A. Silverberg	Director	March 22, 2004

/s/ DAVID L. SZE David L. Sze	Director	March 22, 2004

/s/ ERIC HSIA Eric Hsia	Director	March 22, 2004

Exhibit Index

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement.

3.1	Fifth Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2*	Sixth Amended and Restated Certificate of Incorporation of the registrant to take effect upon the closing of the offering made under this Registration Statement.

3.3	Bylaws of the registrant, as currently in effect.

3.4*	Amended and Restated Bylaws of the registrant to take effect as of the closing of the offering made under this Registration Statement.

4.1*	Form of Specimen Certificate of the registrant’s Common Stock.

4.2	Third Amended and Restated Investors’ Rights Agreement, dated as of July 9, 2001, by and among the registrant and certain other parties.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the registrant

10.1	Form of Indemnification Agreement to be entered into between the registrant and its directors and executive officers.

10.2	2000 Stock Plan, as amended.

10.3	2004 Equity Incentive Plan.

10.4	2004 Employee Stock Purchase Plan.

10.5	Sublease Agreement by and among the registrant, InsWeb Corporation and The Marshall Squares LLP, dated as of December 1, 2000 and as amended to date.

10.6	Employment Contract with Kazuhiko Ishii, dated as of April 8, 2002.

10.7	Full-Recourse Promissory Note issued by Kate A. O’Sullivan to the registrant, dated as of October 18, 2000.

10.8	Stock Pledge Agreement, dated as of October 18, 2000, by and between the registrant and Kate A. O’Sullivan.

21.1	List of Subsidiaries of the registrant.

23.1	Consent of KPMG LLP, Independent Auditors

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).

24.1	Power of Attorney (filed herewith on the signature page of this Registration Statement)

*	To be supplied by amendment.